Latham Group
Annual Report
2024

latham
The Pool Company™

Dear Fellow Stockholders:

2024 was a year of substantial achievement for Latham Group. We continued to outperform the U.S. in-ground pool market, succeeded in expanding margins despite lower utilization, and made investments that have positioned the Company for sales growth and accelerated profitability in 2025 and beyond.

2024 Key Accomplishments

- Latham outperformed the industry in 2024 reflecting continued fiberglass share gains and increased awareness and adoption of automatic safety covers, two key growth drivers that we expect to underpin our continued progress in 2025.

- We drove both gross margin and adjusted EBITDA margin expansion compared to 2023, primarily resulting from our lean manufacturing and value engineering initiatives. These initiatives have significantly reduced our cost structure and have strengthened our operating and financial model, positioning Latham for increased profitability in 2025 and beyond.

- We maintained a strong financial position, ending the year with a sizeable cash balance and unused credit lines that provide us with substantial financial flexibility to grow our business.

Growth Opportunities and Operating Efficiencies

Latham's leadership position in fiberglass pools was a key driver of our industry outperformance. Fiberglass pools represented 75% of our total in-ground pool sales in 2024 and, according to our analysis, this product category gained another percentage point of market share in 2024, accounting for 24% of U.S. in-ground pool sales.

Consumers continue to recognize fiberglass pools for their fast and easy installation, eco-friendly advantages, and cost savings compared to concrete pools. In addition to fiberglass pools, our sales performance benefited from our automatic safety cover business, in which we completed the accretive acquisition of Coverstar Central in August 2024. This acquisition creates sales and marketing synergies and provides access to over 400 pool builders and dealers in Coverstar Central's

network, through which we can advance the awareness and adoption of other Latham products. Automatic safety covers not only provide substantial safety benefits, but also offer significant savings to homeowners in the form of reduced water evaporation, lower pool heating costs, and reduced chemical usage.

A key growth initiative is the planned expansion of Latham's market share in the Sand States – Florida, Texas, Arizona, and California. The Sand States accounted for two-thirds of U.S. new in-ground pool starts, and approximately 17% of Latham's fiberglass pool sales in 2024, indicating a substantial growth opportunity. Latham's Sand State strategy includes expanding our fiberglass pool dealer base, targeting master planned communities where up to 80% of new homes include a pool, developing specific products that align with market demand, and addressing new marketing campaigns to consumers and builders in these areas.

Another highlight of 2024 was our ability to drive margin expansion on lower year-on-year sales. Gross margin expanded by over 300 basis points, despite lower utilization, driven primarily by our lean manufacturing and value engineering initiatives which have reduced our production costs considerably. Adjusted EBITDA margin, a key financial metric, expanded by 30 basis points in 2024, as higher gross margin more than offset increased spending on growth projects, including the build-out of our market position in the Sand States, where we see significant opportunities to gain market share.

Latham ended the year in a strong financial position, with a cash balance of $56 million, after the all-cash acquisition of Coverstar Central for $65 million and the repayment of $21 million of debt. We continue to maintain substantial financial flexibility to pursue organic and acquisition growth opportunities.

2025 Outlook

Looking at 2025, we anticipate similar industry conditions to those of 2024, but we enter the year in a strong competitive position. Our leadership in the growing fiberglass pool category, our recent acquisitions, the increasing awareness and adoption of automatic safety covers, and our substantial growth potential in the Sand States, along with our improved cost structure, help position us for another year of market outperformance.

On behalf of our Board of Directors and the entire Latham team, thank you for your continued support as we continue to execute on our strategy and position the business for future growth.

Best,

Scott M. Rajeski
President and Chief Executive Officer



Certain statements in this report and accompanying letter to stockholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this report and accompanying letter to stockholders other than statements of historical fact may constitute forward-looking statements, including statements regarding our future operating results and financial position, our business strategy and plans, business and market trends, our objectives for future operations, macroeconomic and geopolitical conditions, changes in U.S. trade priorities, policies, regulations and tariffs, the implementation of our cost reduction plans and expected benefits, and the sufficiency of our cash balances, working capital and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs. These statements involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For a list of these risks, uncertainties, assumptions and other factors, please refer to our Annual Report on Form 10-K for the fiscal year 2024.

Non-GAAP Financial Measures. This letter to stockholders includes references to non-GAAP financial measures that exclude the impact of certain amounts. For definitions, supplemental information and reconciliations to the most directly comparable GAAP financial measures, please refer to our enclosed Annual Report on Form 10-K for the fiscal year 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2024**
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to

Commission file number: **001-40358**

Latham Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**83-2797583**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
787 Watervliet Shaker Road, Latham, NY	**12110**
(Address of principal executive offices)	(Zip Code)

(800) 833-3800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	**SWIM**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of February 28, 2025, 115,776,595 shares of the registrant's common stock, $0.0001 par value were outstanding.

The aggregate market value of common stock held by non-affiliates of the registrant based on the last reported sale price of the registrant's common stock on the Nasdaq Global Select Market on June 28, 2024, which was the last business day of the registrant's most recently completed second fiscal quarter, was $125,148,754. For purposes of this computation, the registrant has excluded the market value of all shares of its common stock reported as being beneficially owned by executive officers, directors and holders of 10% or more of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its 2025 Annual Meeting of Stockholders, which is to be filed no later than 120 days after December 31, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

We are the largest designer, manufacturer, and marketer of in-ground residential swimming pools in North America, Australia, and New Zealand. We hold the leading position in North America in every product category in which we compete. It is our view that we are the most sought-after brand in the pool industry and the only pool company that has established a direct relationship with the homeowner. We are Latham, The Pool Company™.

With an operating history that spans over 65 years, we offer the industry's broadest portfolio of pools and related products, including in-ground swimming pools, pool covers, and pool liners.

We have a heritage of innovation. In an industry that has traditionally marketed on a business-to-business basis (pool manufacturer to dealer), we pioneered the first "direct-to-homeowner" digital and social marketing strategy that has transformed the homeowner's purchase journey. Through this marketing strategy, we are able to create demand for our pools and to provide high quality, purchase-ready consumer leads to our dealer partners.

Partnership with our dealers is integral to our collective success, and we have enjoyed long-tenured relationships averaging over 14 years. We support our dealer network with business development tools, co-branded marketing programs, and in-house training.

The full resources of our company are dedicated to designing and manufacturing high-quality pool products, with the homeowner in mind, and positioning ourselves as a value-added partner to our dealers.

We conduct our business as one operating and reportable segment that designs, manufactures, and markets in-ground swimming pools, pool covers, and pool liners.

Our operations consist of approximately 1,800 employees across about 30 locations. The broad geographic reach of our national manufacturing and distribution network allows us to service our customers on short lead times and to deliver our products in a cost-effective manner. Our mission is to design and manufacture high-quality pool products, with the homeowner in mind, and to be a value-added partner to our dealers.

Industry

Over the last decade, macroeconomic trends have driven an increase in reinvestment in the home, and we expect that consumers will continue to focus a portion of their rest-and-relaxation spending on exterior living spaces as they look for more ways to spend time outdoors.

Demand for our products has also been affected by the level of interest rates and the availability of credit, consumer confidence and spending, housing affordability, demographic trends, employment levels, and other macroeconomic factors that may influence the extent to which consumers engage in renovations to their backyard, including pool installation projects to enhance the outdoor living spaces of their homes.

Fiberglass pools are underpenetrated in the United States residential in-ground swimming pool market relative to other geographic markets, such as Australia, New Zealand, and Western Europe. A conversion to fiberglass pools from legacy pool construction materials is being driven by greater homeowner awareness of the benefits of fiberglass products. As a result of material conversion away from legacy pool construction materials such as concrete, market share growth of fiberglass pool starts in the United States is meaningfully outpacing that of the broader in-ground swimming pool market. Despite this growth, fiberglass pools still have significant runway for growth in the United States relative to comparable international markets.

The benefits of fiberglass products include:

- **Lower up-front and lifecycle costs**. Fiberglass pools cost less and have lower operating and repair expenses compared to concrete pools.

- **Faster and easier installation**. Fiberglass pools can be installed in as little as two to three days, compared to up to three or more months for concrete pools of comparable size.

- **Premium quality and aesthetics**. We believe our fiberglass pool offering is the most attractive on the market. Our special finishing process allows a smooth and lustrous finish for traction where you need it (such as steps).

- **Less chemicals**. The smooth non-porous finish of fiberglass significantly reduces the need for harsh chemicals to treat the pool. It also allows homeowners to opt for an eye- and skin-friendly saltwater pool, without concern for corrosion.

- **Lifetime warranty**. Our fiberglass pools are guaranteed to the original purchaser for a lifetime and do not need to be resurfaced or repainted every eight to ten years like legacy materials such as concrete.

Pool manufacturers have traditionally marketed to dealers rather than to homeowners. As a result, both manufacturers and homeowners have depended on dealers to educate homeowners and guide them through their pool buying journey. The dealership market is highly-fragmented, consisting primarily of small, family-owned businesses. In addition, concrete pool installers face a number of challenges, particularly the trend towards skilled tradesmen leaving the industry. Each of these factors contribute to the supply constraint in the pool market.

Growth Strategy

Accelerate Fiberglass Material Conversion through Unique Market Positioning

As the leader in the fiberglass pool product category, we are driving the material conversion, especially from concrete pools to fiberglass, by educating both homeowners and dealer partners about the superior benefits of fiberglass. The benefits include lower up-front and total cost of ownership, quicker installation, easier maintenance, and a more convenient buying experience. Additionally, the connectivity we have built with our homeowners has provided us with the insights needed to stay ahead of homeowner demand trends that shape our market.

Drive Fiberglass and Automatic Safety Cover Adoption in the Sand States

In 2024, the Sand States (which we define as Florida, Texas, Arizona and California) accounted for approximately two-thirds of the pool starts in the United States. As the largest pool manufacturer in the United States, this provides a clear opportunity for our market share expansion. Our goals in executing this strategy are to expand our pool dealer base, target planned communities, align our product offerings with market demand, and address our marketing campaigns specifically to consumers and builders in these regions. Our primary focus in the Sand States is driving the conversion to fiberglass pools from concrete but we also see this as an opportunity to increase adoption of automatic safety covers.

Utilize Leading Brand and Digital Assets to Generate Greater Volumes and Quality of Homeowner Leads

Since 2019, we have increased our investments in our digital strategies and consumer marketing. Our marketing campaigns and digital platform, including our easy to use interactive website and mobile app, inform homeowners on the benefits of fiberglass. Our content-rich digital platform provides homeowners with education and engagement tools that help them to navigate their pool buying journey, including an unrivaled pool visualization experience, informational videos and resources, budget calculators, and a pool expert community consisting of a blog and direct homeowner outreach. For example, the Latham Augmented Reality Pool Visualizer app allows homeowners to browse fiberglass

models and to select from a variety of options from their mobile device. Our digital strategy has resulted in superior search engine optimization performance. We have boosted not only the number of leads, but the overall quality of our leads for our dealers, further strengthening Latham's relationship with our dealer base.

Secure Additional Strategic Partnerships with Priority Dealers to Gain Share

Our approach as a true business partner with our dealers positions us to gain share in our industry. With our differentiated portfolio of products, manufacturing capabilities, customer service, and homeowner connectivity, we have developed a reputation as an innovative and dependable partner to our dealers and distributors. Through our "Latham University" training program, our dealer partners discover firsthand the benefits of fiberglass pools, including the ease and speed of installation. Dealers also learn both basic and advanced fiberglass pool installation techniques. We have exclusive supply arrangements with many of our top dealer partners. As the only participant with national distribution in the fiberglass pool product category, we intend to continue pursuing strategic partnerships with priority dealers in underpenetrated geographical markets that can help us accelerate our growth.

Grow Industry Capacity by Onboarding and Training New Dealer Partners

We believe that there is a tremendous opportunity to expand the capacity of skilled dealer partners to support future industry growth and our continued market penetration. As such, we intend to continue to use our leadership position in the industry to educate small business owners currently installing concrete pools, as well as those in related trades, about the economic opportunities available in the fiberglass product category of the pool market. We further intend to onboard, train, and support dealers with the same emphasis we have placed on our existing dealer partnerships, including our co-branding programs, "Latham University" and our "Business Excellence" coaching, designed to help them manage their growth. Leveraging our investments and management expertise positions us to play a key role in growing the industry's pool building capacity.

Expand Margins through Mix Shift Towards Fiberglass and Productivity Initiatives

We have made significant manufacturing capacity investments to support the long-term growth of fiberglass pools and we have an opportunity to increase our margins as we grow into our capacity investments and our product mix. Additionally, we expect that our investments in people, processes, and equipment aimed at enhancing our manufacturing efficiency will expand our margins. In particular, we have structurally changed our cost base in the last two years through value engineering, lean manufacturing and other cost reduction initiatives as well as enhanced procurement programs.

Strategic Acquisitions that Enhance the Latham Platform

The pool industry offers attractive opportunities for strategic acquisitions to drive consolidation and expand our product offering. We have historically undertaken strategic acquisitions to expand our geographic reach within the United States and internationally, enhance our product portfolio, and drive operational efficiencies. For example, in August 2024, we acquired Coverstar Central, LLC ("Coverstar Central"), our exclusive dealer of automatic safety covers in 29 states and our trusted partner since 2006. With key integration activities complete, our revenue synergy initiatives are underway through an integrated marketing and sales strategy to effectively reach the builder and consumer markets. We will continue to focus on acquiring high-quality, market-leading businesses with teams, capabilities, and technologies that are complementary to our existing offerings and that enable us to better serve homeowners and dealer partners.

Products

Our residential pool product portfolio is highly complementary and allows us to provide a wide-range of solutions to our homeowners. Our products are recognized by homeowners, dealers, and distributors for their quality, durability, performance, compelling value proposition, ease of installation and diverse style and design options. Our broad and compelling product offering, proven ability to serve as a value added partner to our dealers and distributors,

and our connectivity with homeowners have been critical in achieving the leading position in every pool product category in which we compete. Below is a summary of our products.

In-ground Swimming Pools

Fiberglass Pools

We are the largest fiberglass pool manufacturer in North America, Australia and New Zealand. Demand for our fiberglass pools is driven by both accelerating material conversion from legacy pool construction materials, especially concrete, and the long-term value that our pools deliver to our homeowners through both lower up-front and lifecycle costs. We offer an extensive portfolio of fiberglass pools with customizable features that include unique colors, elaborate finishes, floor mosaics, lighting options, water features, in-floor cleaning, tanning ledges, and spillover spas. Our pools come in a variety of different shapes and sizes and are known by homeowners for their premium quality and aesthetics. Our fiberglass pools offer significant cost, installation, and maintenance advantages over traditional concrete pools while requiring fewer chemicals. Our innovative product portfolio is made up of a fiberglass, carbon fiber and Kevlar build and is backed by a lifetime warranty to the original purchaser, providing our homeowners with peace of mind and security. Our fiberglass pools can be installed in as little as two to three days, compared to three months or more for comparable concrete pools.

While we believe that our fiberglass pools are the future of the industry and meet the majority of the market of pools sold, fiberglass pools do have some limitations. Because of shipping considerations, they are subject to certain size limits. Although we offer a broad portfolio of design choices, fiberglass pools can be less customizable than concrete and vinyl pools. The vinyl packaged pools that Latham sells offer unlimited customization in terms of size and shape, providing the same flexibility as concrete pools.

Investments in innovation and product development have led to historical growth of our fiberglass pool sales, with increased potential for further growth and margin expansion.

Packaged Pools

We are the largest manufacturer of custom vinyl pools in the North American residential in-ground swimming pool market. Our leadership has been driven by our high-quality product offering, which is fully customizable and allows homeowners to choose from a wide range of colors and features (built-in sun ledges, benches, entry systems, and spillover spas), as well as our best-in-class national distribution network. Our custom vinyl pools are high-quality, and we believe that they are the most aesthetically pleasing on the market. Custom vinyl pools offer the most attractive homeowner economics when compared to any other material, and they can be installed faster and withstand weather better than concrete pools. The wall system for our custom vinyl pools is built of either non-corrosive steel or composite polymer, which provides our dealers with ease of installation.

Covers

There are two types of covers in the pool market, automatic safety covers and all-season pool covers. Automatic safety covers are used in the pool season to cover and secure the pool after a refreshing swim. All-season pool covers are generally used after the swimming season. They protect the pool and its immediate surroundings from debris and weather, and they also provide safety for homeowners and their guests.

Liners

We are the largest replacement liner manufacturer in the North American residential in-ground swimming pool market, serving a market with large, non-discretionary replacement demand. Vinyl liners are a required component for the interior surface of a vinyl pool and our liners are highly customizable in shape, size, color, and pattern. Vinyl liners typically need to be replaced every eight to ten years. Replacement vinyl liners provide us with a significant source of stable recurring revenue.

Automatic Safety Covers

Our automatic safety covers provide increased safety, especially for children, and convenience for our homeowners while also driving savings by reducing energy, chemical and cleaning costs, and lowering water evaporation. Additionally, more and more pool owners are buying covers as local building codes push for safer pools. We also offer the most complete automatic safety cover portfolio when compared to our competitors, since our products range from affordable luxury options to premium covers. Additionally, our automatic safety covers are compatible with fiberglass, vinyl, and concrete pools of almost any shape, size and brand, driving homeowner preference for our CoverStar™ brand.

All-Season Pool Covers

Our winterizing mesh and solid covers are used during the off-season, reducing maintenance requirements for our homeowners. While these covers extend the lives of our homeowners' pools, they typically need to be replaced every eight to ten years, providing us with replacement revenue. Since our covers can be used for any pool, regardless of materials, shape, or size, we are able to replace covers for both our legacy homeowners and homeowners previously served by smaller, regional manufacturers.

Brands

In North America, we operate under one banner, Latham, the Pool Company. Our literature for dealers, marketing materials, our website, social media, advertising and promotion and our co-branding of dealer premises each reflect the Latham branding. Our sub-brands, which sit under the Latham master brand, include Narellan™, CoverStar™, Radiant, and GLI, among others.

Distribution

Our products are sold through both one-step and two-step business-to-business distribution channels. In our one-step distribution channel, which we exclusively use to sell our fiberglass pools, we sell our products directly to dealers who, in turn, sell our products to homeowners. Latham provides the delivery service for our dealers, shipping direct from our factories to the consumers' backyard. In our two-step distribution channel, we sell our products to distributors who warehouse our products and sell them to dealers, who ultimately sell our products to homeowners.

In order to strengthen our relationship with our most loyal dealer partners, we have implemented our "Latham Grand" dealer program, whereby we have secured exclusivity with over 300 of our largest dealers in North America. We also have a strong distribution network with over 475 distributor branch locations that represent our products. Through our significant investment in partnerships with dealers and distributors and our consumer-oriented marketing efforts, we have created a "push and pull" dynamic for our products in the marketplace.

Our agreements with our Latham Grand dealers provide for various benefits to the dealers, such as early access to customer leads, access to in-store advertising and exterior branding, basic and advanced installation training sessions, a dedicated and customized website landing page, technical support, early access to new models, and other sales support. Latham Grand dealers agree to use us as their exclusive provider of fiberglass pools. Latham Grand dealers also agree, among other things, to receive fiberglass training and provide the highest level of customer satisfaction for installation. Each Latham Grand dealer operates in specified territories, and our agreements with our Latham Grand dealers are generally perpetual and terminable at will by both parties.

Our exclusive supply agreement with Premier Holdco, LLC ("Premier Pools & Spas"), certain of its subsidiaries and its franchisees, which provided for certain volume and growth rebates based on the sales of certain of our products to Premier Pools & Spas franchisees, terminated effective January 16, 2025 and was replaced with a non-exclusive, preferred supplier agreement. For additional information, see Note 4 to our Consolidated Financial Statements included elsewhere in this Annual Report.

We have long-term relationships with both our dealers and distributors. Our largest distributor, which provides valuable local market support with a network of over 300 locations, accounted for 21.0% of our net sales in 2024, 20.3% of our net sales in 2023, and 20.3% of our net sales in 2022. We have maintained a strong relationship with our largest distributor for over 25 years, as well as with the distributor's nationwide network of operators, who are responsible for daily operations and purchasing decisions. Our top ten dealer and distributor relationships accounted for 42.8% of our net sales in 2024, 40.4% of our net sales in 2023 and 39.4% of our net sales in 2022.

Manufacturing

We are a global manufacturer based in the United States, delivering quality products with a competitive cost position. Our manufacturing processes require significant capital investment and expertise. We have continuously invested to expand our manufacturing capacity and to improve our manufacturing processes for efficiency and consistency. In particular, we have implemented significant value engineering and lean manufacturing initiatives in the last two years. We have sufficient capacity and capability to support our growth targets over the next several years. We are in the middle of our digital transformation effort to upgrade our enterprise technology and resource planning systems. We use our own fleet of trucks and drivers, as well as third-party common carriers to ship our finished products.

In-ground Swimming Pools

The manufacture of fiberglass pools requires highly specialized equipment and a technically skilled workforce. We manufacture fiberglass pools by applying various layers of materials onto a mold, ending with the fiberglass finish that gives these pools their name. We have the largest mold portfolio in the industry, designed to meet customer needs.

We use an eight-layer building process to provide an industry-leading thickness and durability formula for our fiberglass pools. We use finite element analysis, which is a computerized method for predicting how a product reacts to real-world forces, vibration, heat, fluid flow, and other physical effects. This allows us to model the fiberglass pools that we build to minimize the risk of any structural weak points in the designs. Our use of a flow-controlled material delivery system allows us to ensure that we are applying the appropriate mixture of resin and material, and to align the mixture to the temperature and humidity of the local environment of our production plant.

Our coast-to-coast network of facilities allows us to be within a close proximity to our customers with shorter lead times and lower transportation costs. This is a key competitive advantage as transportation costs of fiberglass pools become increasingly expensive with longer shipping distances. We have our own fleet of delivery vehicles and drivers, who complement our third-party distributor partners and ensure timely delivery during the peak building season. Once our fiberglass pools are delivered to their destination, our dealers provide quality installation and support to homeowners.

The manufacture of our custom vinyl pools requires different techniques based on the product type. For our polymer wall vinyl pools, we have a facility that produces all of our polymer panels on structural foam equipment, which requires unique and specialized molds for each panel, as well as a system to inject the resin into the molds. Our highly-engineered plastic molding machines provide us the leading-edge capability to mold high-quality structural panels in customized, proprietary shapes. For our steel panel vinyl pools, we have various processes and highly-engineered metal processing machines that have the capability to convert flat coil steel through various steps into panels that have been punched, bent, seamed, welded, and stacked. The use of a multi-head "soft" tooling cartridge allows simple and fast change-over times and high tolerance performance. We also have customized jigs and equipment to produce special sized panels as needed.

We manufacture our steps for pools based on the steel and fiberglass processes described above. We also have a thermoforming machine that produces all of our thermoformed one piece drop-in steps utilizing a wide variety of specialized molds of various shapes and sizes.

Covers

Our automatic safety cover manufacturing facilities cut, sew, and assemble highly engineered motorized safety covers in a build-to-order model at or better than the industry standard delivery window, from design to shipment. Our automatic safety cover business leverages our capabilities around machining, cut/sew, sonic welding, and assembly operations to provide a recessed/concealed covering application for in-ground swimming pool cover products. Our traveling heat welding machine provides an industry-leading seam for durability and finish. Our processing equipment offers tight tolerance and flexible manufacturing with compressed lead times across the various laser cutters, bending, assembly, and test equipment.

Liners

We manufacture a complete line of both sonically and heat welded vinyl pool liners for both above and in-ground swimming pool applications, with what we believe is the most technologically advanced processing of vinyl sonic welding in the industry. Our Ultra-Seam™ technology provides an industry-leading capability to reduce seam tear or separation. We have production capacity to support custom liners with a three-day delivery promise from design to shipment, better than the industry standard delivery window.

Raw Materials and Suppliers

We utilize a centralized sourcing model that includes a dedicated team of procurement professionals so that we can coordinate and leverage our purchases across a diverse supplier base. Our centralized sourcing model focuses on achieving competitive costs and ensuring supply availability. The manufacturing facilities coordinate all material deliveries with respect to volume and timing to ensure proper alignment between consumption and working capital programs. In particular, we have implemented enhanced procurement programs to further diversify our supplier base in the last two years. In 2024, we purchased supplies from 236 suppliers, with 64% of supplies being purchased from our top ten suppliers and 13% of supplies being purchased from our largest supplier.

The primary raw materials used in our products are PVC, galvanized steel, fiberglass, aluminum, various resins, high impact polystyrene, gelcoat and polypropylene fabric. Our supply agreements with key suppliers are typically negotiated on an annual basis. The cost of the raw materials used in our manufacturing processes has historically varied and has been affected by changes in supply and demand. We have minimal fixed-price contracts with our major vendors. Prices for spot market purchases are negotiated on a continuous basis in line or better than current market prices. Other than occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis. Changes in prices of our raw materials have a direct impact on our cost of sales.

We strive to maintain strong and collaborative relationships with our suppliers and believe that the sources for these inputs are well-established, generally available on world markets, and in sufficient quantity. We do not undertake defined purchase agreements requiring fixed commitments or "take or pay" requirements with our suppliers. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we believe alternative sources of supply would be available, although we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into. See "Risk Factors — Risks Related to Our Operations and Industry — We depend on a global network of third-party suppliers to provide components and raw materials essential to the manufacturing of our pools and price increases or deviations in the quantity or quality of the raw materials used to manufacture our products could adversely affect our net sales and operating results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance— Cost and Availability of Materials."

Sales and Marketing

We focus on a "direct-to-homeowner" digital and social marketing strategy that puts the consumer at the center of our marketing efforts. Latham's unique "direct-to-homeowner" marketing strategy is driving a greater understanding of the benefits of owning a pool, specifically a fiberglass pool, and generating significant consumer demand. We have made meaningful, ongoing investments to position Latham as the brand of choice for the homeowner.

Our continued investment in consumer engagement has been a key driver of our historical sales growth. We are generating our own leads, including via our online platform, mobile app, and consumer hotline. This allows us to provide high quality, purchase-ready leads to our dealer partners. Our new digital platform engages the consumer early in the pool buying process and facilitates the buying journey from inspiration and design to a Latham pool purchase. Our Latham Augmented Reality Pool Visualizer app, along with our website, allow homeowners to re-imagine their outdoor living spaces and directly connects them to a dealer of our choice. For example, our website has visualization tools that allow homeowners to browse through the variety of pool shapes, sizes, colors, patterns, details, and specifications that we offer to choose their pool or their pool liner. Once chosen, homeowners can save the illustrated PDF file and take it to a local dealer to purchase. In addition, our Latham Augmented Reality Pool Visualizer app provides the technology for homeowners to visualize a Latham pool in their own backyard. The interactive nature allows homeowners to compare a variety of pool types and shapes and, when ready, directly contact a dealer without leaving the Latham app.

We maintain a sales organization throughout North America, Australia, and New Zealand that works with dealers and distributors and focuses on increased penetration, dealer growth, and dealer share of wallet. We also provide our dealers with enhanced product literature, in-store display samples, and other initiatives to drive sales. We have directed a significant portion of our advertising spend to digital channels, including social media and search advertising. Our improved digital marketing engine has the ability to strategically target market spend and to generate leads in territories where dealers have capacity, in under-penetrated markets, and in the largest in-ground swimming pool markets.

Through focused demonstrations, education, product training, and other sales support efforts, we are helping our dealers to increase lead conversion rates and quality installations, thereby driving the consumer demand. We established "Latham University" in Zephyrhills, Florida, where we provide both start-up training and education on fiberglass pool advantages and best practices, sales training, and advanced pool installation to our dealers. Additionally, we provide on-site installation assistance to our new dealer partners on their initial fiberglass pool installation. In 2024, we continued the roll-out of Measure by Latham ("Measure"), a proprietary advanced AI-powered device that significantly reduces dealer time and error in measuring swimming pool safety covers, which we initially launched in early 2023. Measure is an end-to-end solution that provides dealers with a simple, cost-effective user experience, high-performance measuring accuracy, and a modernized ordering process. As of February 2025, we have added the capability to measure vinyl liners.

To facilitate the decision to buy, we offer warranties for our products. In addition, to assist consumers in financing their pool purchase, we connect them to specialist pool financing providers with which we partner.

Competition

We hold the leading position in each of our product categories in North America, Australia and New Zealand. We compete with regional and local manufacturers on the basis of a number of considerations, including brand recognition and loyalty, quality, performance, product characteristics, marketing, product development, sales and distribution, and price. We believe we compete favorably with respect to these factors through our differentiated consumer value proposition; brand, breadth and quality of our product portfolio; national manufacturing footprint in the United States; and large network of dealers.

The main alternative to vinyl and fiberglass pools are concrete pools, which are built in the ground and are constructed by pouring concrete over steel rods to create the shell of the pool. Concrete pools require frequent and more costly maintenance than fiberglass. Based on our knowledge of our dealers, we believe it takes three months or more to install a concrete pool compared to two to three days for fiberglass. We do not participate in the concrete pool market other than to provide automatic safety covers and all-season covers for concrete pools. We believe that the shift in material from concrete to fiberglass that the North American in-ground swimming pool industry is undergoing will favor our business. See "Risk Factors—Risks Related to Our Operations and Industry—We face competition both from within our industry and from other outdoor living products and if we are not able to compete effectively, our prospects for future success will be jeopardized." and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Volume of Products Sold."

Seasonality

Although we generally have demand for our products throughout the year, our business is seasonal, and weather is one of the principal external factors affecting the business. In general, net sales and net income are highest (or net loss is lowest) during the second and third quarters, representing the peak months of swimming pool use, pool installation, and remodeling and repair activities. Calendar years having severe weather also play a role in affecting sales growth, as particularly rainy or cold years tend to slow the volume of sales, including as a result of complicating conditions for pool installations. These scenarios are partially mitigated by our geographic diversity, both across the United States and through international markets. See "Risk Factors — Risks Related to Our Operations and Industry — Adverse weather conditions could negatively impact our sales, as well as result in significant variability of sales in reporting periods."

Intellectual Property

We rely on trademark and service mark protection to protect our brands, and we have registered or applied to register many of these trademarks and service marks. We have patented a number of our innovative designs, technologies and processes. We also rely on a combination of unpatented proprietary know-how and trade secrets. As we develop technologies and processes that we believe are innovative, we assess the patentability of new intellectual property. In addition, we employ various other methods, including confidentiality and nondisclosure agreements with third parties and employees who have access to trade secrets, to protect our trade secrets and know-how. Our intellectual property rights may be challenged by third parties and may not be effective in excluding competitors from using the same or similar technologies, brands, or works.

Acquisitions and Partnerships

We have made five strategic acquisitions and one strategic investment since 2019: the purchase of CoverStar Central, an automatic safety cover dealer, in August 2024; the purchase of certain fiberglass pool manufacturing assets in Seminole, Oklahoma, in November 2022; the purchase of Radiant Pools, a manufacturer of vinyl-lined and aluminum-walled swimming pools, in November 2021; the purchase of GLI, a vinyl liner and safety cover manufacturer based in Ohio, in October 2020; and the purchase of Narellan, a manufacturer of fiberglass pools in Australia and New Zealand, in May 2019. We also made a strategic investment in October 2020 by acquiring a minority interest in Premier Pools & Spas, a pool builder focusing on in-ground swimming pools. We anticipate that we will continue to look to grow our portfolio of outdoor living products through further acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Performance — Acquisitions and Partnerships."

Human Capital Resources

As of December 31, 2024, we had 1,817 full-time employees, of whom 142 were based outside of North America.

Our reputation for exceptional products, services and quality relies on having exceptional people, so we ensure that our team is rewarded, engaged, and developed to build fulfilling careers. We provide competitive employee wages that are appropriate to employee positions, skill levels, experience, knowledge, and geographic location, and we provide additional rewards including incentive plans, bonus plans, and achievement awards. We benchmark our compensation and benefits plan regularly to ensure our employee value proposition remains competitive and attractive to new talent.

The health and safety of our people is a primary concern for us, so we have implemented a comprehensive health and safety program to manage workplace safety hazards and to protect employees. We provide regular training and competency development to verify and ensure compliance with health and safety procedures and regulations.

Employee Engagement and Inclusion

Employee engagement and inclusion, and belonging are fundamental principles in our culture. We are committed to fostering, cultivating, celebrating, and preserving a culture of belonging among our employees, customers,

and suppliers. Latham's initiatives include, but are not limited to, our practices and policies on recruitment and selection; compensation; benefits plan design; professional development and training; promotions; transfers; internal communications; social and recreational programs; terminations; and both ongoing development of a work environment that encourages and enforces respectful communication, teamwork, work/life balance, and engaging in community efforts that promote a greater understanding and respect for the principles of diversity.

Health, Safety, and Wellness

Our health and safety policies and practices include an employee training and competency development program to train, verify, and encourage compliance with health and safety procedures and regulations annually. We monitor our total recordable incident rate monthly and review workplace injury and claims trends with our carriers monthly to identify areas of focus and opportunities for implementing new programs to protect our employees.

Environmental, Health and Safety Laws and Regulations

Our operations and properties are subject to extensive and frequently changing federal, state, and local environmental protection and health and safety laws, regulations, and ordinances. These laws, regulations, and ordinances, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil, and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes.

Certain of our operations require environmental, health and safety permits, or other approvals from governmental authorities, and certain of these permits and approvals are subject to expiration, denial, revocation, or modification under various circumstances. Those requirements obligate us to obtain and maintain permits from one or more governmental agencies in order to conduct our operations. Such permits are typically issued by state agencies, but permits and approvals may also be required from federal or local governmental agencies. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, and the conditions that may be imposed in connection with the granting of the permit. Compliance with these laws, regulations, permits, and approvals is a significant factor in our business. From time to time, we incur significant capital and operating expenditures to achieve and maintain compliance with applicable environmental, health and safety laws, regulations, permits, and approvals. Our failure to comply with applicable environmental, health and safety laws and regulations, or permit or approval requirements, could result in substantial liabilities or civil or criminal fines, penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment, or other actions, such as business disruptions, which could have a material adverse effect on our business, financial condition, or results of operations.

Some of the environmental laws applicable to us provide that a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under, or in that property or other impacted properties. Accordingly, such liability could apply to us in connection with any of our current or former manufacturing plants or other properties. In addition, some of these laws provide that persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws, in general, often impose liability whether or not the owner, operator or arranger knew of, or caused, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries, for property damage and/or for clean-up associated with releases of hazardous or toxic substances pursuant to applicable environmental laws and common law tort theories, including strict liability. Failure to comply with environmental laws or regulations could result in severe fines and penalties.

We are not aware of any environmental liabilities that would be expected to have a material adverse effect on our business, financial condition, or results of operations. We believe we comply in all material respects with environmental laws and regulations and possess the permits required to operate our manufacturing and other facilities. Our environmental compliance costs in the future will depend, in part, on the nature and extent of our manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

Environmental, Social, and Governance

To achieve long-term success as a business, we recognize the need to align our business strategy and priorities with the expectations of our stakeholders, and our ambition is to lead our industry towards a more sustainable future. Since launching our formal environmental, social and governance ("ESG") program in 2021, we have worked with independent consultants to assess our ESG performance, benchmark our efforts against our competitors, and establish and implement a comprehensive strategy to manage ESG risks and opportunities effectively.

Our Board of Directors ("Board") views oversight and effective management of ESG related risks and opportunities as essential to the Company's ability to execute its strategy and achieve long-term sustainable growth. Our management team develops ESG strategy and related goals and policies through an ESG working group, and our ESG program is overseen by the Nominating and Corporate Governance Committee of our Board. The working group is a cross-functional team managing the day-to-day implementation of company initiatives and accountability for performance. Our Nominating and Corporate Governance Committee reviews the Company's progress towards the achievement of its ESG strategy and goals on a periodic basis.

Beginning in 2022, we published an annual ESG report highlighting our progress in each of the priority ESG topics and actions that are most relevant to our business and our stakeholders that were determined by a materiality assessment conducted in 2021. We have since published, and plan to continue to publish, an annual ESG report to update our stakeholders on our ongoing journey.

Health and Safety Matters

Our health and safety policies and practices include an employee training and competency development program to regularly train, verify, and encourage compliance with health and safety procedures and regulations. We regularly monitor our total recordable incident rate. We employ an environmental, health, and safety team that is responsible for managing, auditing, and executing unified, companywide safety and compliance programs, as well as working directly with site leadership and associates on safety awareness, reports, and preventative measures.

Websites and Additional Information

The U.S. Securities and Exchange Commission ("SEC") maintains an Internet website at www.sec.gov that contains reports, proxy statements, and other information regarding our Company. In addition, we maintain an Investor Relations website at https://ir.lathampool.com/. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file with or furnish such material to the SEC. We do not charge any fees to view, print, or access these reports on our website. The contents of our website or any other website referenced are not a part of this report.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K (this "Annual Report" or "report" constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact may constitute forward-looking statements, including statements regarding our future operating results and financial position, our business strategy and plans, business and market trends, our objectives for future operations, macroeconomic and geopolitical conditions, changes in U.S. trade priorities, policies, regulations and tariffs, the implementation of our cost reduction plans and expected benefits, and the sufficiency of our cash balances, working capital and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms "anticipate," "believe," "confident," "continue," "could," "estimate," "expect," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "target," "will," "would" and, in each case, their negative or other various or comparable terminology. These statements involve known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or

achievements expressed or implied by the forward-looking statements, including those set forth under the section of this Annual Report titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report, or as described on other subsequent reports we file or furnish with the SEC. For similar reasons, our past results may not be a reliable indicator of future performance or trends. We encourage you to read this report and our other filings with the SEC carefully. You also should be aware that these risk factors and other information do not describe every risk that we face. New emerging risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations and cash flows. We operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although we believe that the expectations reflected in the forward-looking statements are reasonable and our expectations based on third-party information and projections are from sources that management believes to be reputable, we cannot guarantee future results, levels of activities, performance, or achievements.

These forward-looking statements reflect our views with respect to future events as of the date of this Annual Report or the date specified herein, and we have based these forward-looking statements on our current expectations and projections about future events and trends. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report. We anticipate that subsequent events and developments will cause our views to change. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

Item 1A. Risk Factors

You should carefully consider the following risks and uncertainties, together with all of the other information contained in this Annual Report, including our Consolidated Financial Statements and related notes included elsewhere in this Annual Report, before making an investment decision. In addition, past financial performance may not be a reliable indicator of future performance and historical trends may not predict results or trends in future periods. Any of the following risks, individually or collectively, could materially adversely affect our business, financial condition, and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risk Factors Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. Risks that we deem material are described below. These risks include, but are not limited to, the following:

- unfavorable economic conditions and the related impact on consumer spending and demand for our products;
- inflationary impacts, including on our costs of labor, raw materials and services and on consumer demand for pool products;
- our reliance on global third-party suppliers and related impact on price, quality and quantity of raw materials;
- the impact of trade policies, including tariffs, on products, raw materials and components we import into the U.S.;
- declining home ownership rates adversely affect demand for our products;
- competition that we face;
- natural disasters, including resulting from climate change, geopolitical events, war, terrorism, public health emergencies or other catastrophic events;
- our reliance on our information technology systems and potential disturbances or breaches to our technological infrastructure;
- adverse weather conditions impacting our sales and timing of sales;
- pricing pressures resulting from industry consolidation;

- interruption of our production capability at one or more of our manufacturing facilities from accident, fire, calamity or other causes or events affecting the global economy;
- product quality issues, warranty claims, installation or safety concerns and other claims, including those due to the failure of builders to follow our product installation instructions and specifications and our installation of autocovers;
- our ability to keep pace with rapidly evolving technological developments and standards, such as generative artificial intelligence;
- delays in, or systems disruptions issues caused by, the implementation of our enterprise resource planning system;
- our ability to attract, develop and retain highly qualified personnel;
- our ability to collect accounts receivables from our customers;
- compliance with new and existing government regulations;
- our ability to obtain transportation services to deliver our product and to obtain raw materials timely or increases in the cost of transportation;
- our ability to obtain, maintain and enforce intellectual property protection for our current and future products, and third-party claims against us for violation of their intellectual property;
- the risks of doing business internationally;
- our ability to realize the anticipated growth opportunities and cost synergies from acquisitions;
- possible impairments to our goodwill, other intangible assets or fixed assets;
- our ability to secure financing and our substantial indebtedness; and
- the other factors set forth under "Risk Factors."

Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations and cash flows.

Risks Related to Our Operations and Industry

Net sales of our swimming pools and related products are adversely affected by unfavorable economic conditions and the related impact on consumer spending, which are driven by factors outside of our control.

Consumer discretionary spending affects our sales of swimming pools and related products and is impacted by factors outside of our control, including general economic conditions, housing affordability, demographic trends, employment rates and wage levels, interest rate fluctuations, inflation, disposable income levels, consumer confidence and spending and to the availability of credit . In particular, we believe that the availability of credit is an important factor enabling the purchase of new pools because a significant percentage of consumers finance their pool installations. The recent and continued combination of high interest rates and high inflation have reduced the affordability of mortgages and increased the cost of home improvement projects. Tightening consumer credit or increases in interest rates could reduce the number of consumers that obtain financing for pools, which would negatively impact our sales. In economic downturns such as we experienced in 2023 and 2024, and which is expected to continue into 2025, the demand for swimming pools and related products has declined and we expect that such demand will be constrained in the future until we see a recovery in discretionary consumer spending among pool eligible households.

Any substantial deterioration in general economic conditions that diminishes consumer confidence or discretionary income, or consumer access to credit, may reduce our sales and materially adversely affect our business, financial condition, and results of operations. In addition, the cyclicality in consumer demand for our products that we do not control increases the risk of making critical business decisions based on our forecasts, and means that the results for any prior period may not be indicative of results for any future period. Further, a recessionary economic environment could weaken the financial condition of our suppliers potentially leading to shortages of critical raw materials, manufacturing equipment, components, and services, and increase the risk of dealer and distributor closures or bankruptcies that could shrink our potential customer base and inhibit our ability to collect on their receivables.

Even in generally favorable economic conditions, severe and/or prolonged downturns in the housing market could have a material adverse impact on our financial performance due to our industry's alignment with the housing market.

Inflation could adversely impact our financial condition and results of operations.

While inflation in the United States began to plateau or subside in 2024, higher costs of labor and services, and could continue to cause costs to increase as well as scarcity of certain products and there are indications that recent deflation in raw material costs may reverse. The imposition of tariffs on products and materials by the United States and other countries may negatively impact current inflation rates for an extended period of time, result in increases to our operating costs and negatively impact our business. See "—Changes in trade policies, including the imposition of tariffs, could negatively impact our business, financial condition, and results of operations." There is substantial risk that inflation will escalate should these tariffs, and the potential imposition of tariffs by the Trump administration on additional countries, continue for an extended period of time.

As a consequence of these inflationary risks, there is a risk that demand for our products may continue to soften as we continue to increase the prices of our products to offset the inflationary pressure. There are indications in the market that some consumers are reluctant to purchase pool products due to escalating prices to offset inflation. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our net sales and gross margins could decrease, and our financial condition and results of operations could be adversely affected.

We depend on a global network of third-party suppliers to provide components and raw materials essential to the manufacturing of our pools and price increases or deviations in the quantity or quality of the raw materials used to manufacture our products could adversely affect our net sales and operating results.

We rely on global manufacturers and other suppliers to provide us with the components and raw materials to manufacture our products. The primary raw materials used in our products are polyvinyl chloride ("PVC") plastic, galvanized steel, fiberglass, aluminum, various resins, high impact polystyrene, gelcoat and polypropylene fabric.

The cost of many of the raw materials we use in the manufacture of our products, such as steel, is subject to price volatility. Changes in prices of our raw materials have a direct impact on our cost of sales. Accordingly, we are exposed to the risk of increases in the market prices of raw materials used in the manufacture of our products. We continue to experience inflationary pressures in certain areas of our business, including with respect to prices of our raw materials and employee wages. Such pressures may continue and escalate as a result of U.S. and global tariff policies. See "—Inflation could adversely impact our financial condition and results of operations" and "—Changes in trade policies, including the imposition of tariffs, could negatively impact our business, financial condition and results of operations" for additional information. Increases in the cost of the raw materials used to manufacture our products could adversely affect our net sales and operating results.

Other than occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis. We are dependent upon the ability of our suppliers to consistently provide raw materials and components that meet our specifications, quality standards and other applicable criteria. Our suppliers' failure to provide raw materials and components that meet such criteria on a timely basis could adversely affect production schedules and our product quality, which in turn could materially adversely affect our business, financial condition, and results of operations. While we are of the view that our relationships with our current suppliers are sufficient to provide the materials necessary to meet present production demand, these relationships may not continue or the quantity or quality of materials available from these suppliers may not be sufficient to meet our future needs, irrespective of whether we successfully implement our growth strategy, and we may not be able to obtain supplies on favorable terms. In the event of a shortage of our raw materials, we may not be able to arrange for alternative sources of such materials on a timely basis or on equally favorable terms, and we could experience a disruption to our operations as alternative suppliers are identified and qualified and we enter into new supply arrangements.

The foregoing risks are heightened with respect to our largest supplier, which accounted for 13% of our purchased supplies in 2024, and our top ten suppliers, which accounted for 64% of our purchased supplies in 2024.

Changes in trade policies, including the imposition of or increase in tariffs, could negatively impact our business, financial condition, and results of operations.

We procure certain raw materials and components we use in the manufacturing of our products directly or indirectly from outside of the U.S. We also import finished products into the U.S. from our Canadian production facility in Kingston, Ontario. The imposition of or increase in tariffs on raw materials such as steel and aluminum, the imposition of or increase in tariffs on finished products that we import, and other potential changes in U.S. and global trade policy could substantially increase the cost of and limit the availability of raw materials or our finished products. The variability and complexity of tariffs and duties exposes us to the risk of higher costs and inadvertent noncompliance associated with our imported products. There have recently been a number of tariffs and retaliatory tariffs announced by the U.S. and other countries that would impact certain of our raw materials and finished products, the implementation, size and timing of which remain uncertain and rapidly evolving. The implementation of these tariffs and future tariffs, or any changes in trade policies that have a similar effect, or the threat of any of the foregoing, could result in further interruptions in the supply chain. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs or availability of products and raw materials associated with tariffs and other similar trade policies, our business, financial condition and operating results could be materially adversely affected.

Declining home ownership rates could lead to reduced demand for our products and adversely affect our business, financial condition and results of operations.

Recent trends towards higher interest rates, decreases in the availability of credit, shortages in the supply of homes and increasing home prices in many U.S. markets have had, and may continue to have, the affect of reducing home purchases. As a result of these trends, prospective home owners are increasingly choosing to rent their homes as the more affordable option. Declining home ownership rates could also have the affect of reducing home improvement investments, such as acquiring and installing swimming pools, which could have a material adverse affect on our sales, profitability and overall financial results. Even in generally favorable economic conditions, severe and/or prolonged downturns affecting the U.S. housing market could have a similar material adverse impact on our financial performance.

We face competition both from within our industry and from other outdoor living products and if we are not able to compete effectively, our prospects for future success will be jeopardized.

Within our industry, we directly compete against various international, regional and local pool manufacturing companies. In the current economic environment, where consumer demand has softened due to higher interest rates, inflation and other concerns, competition has intensified resulting in pressure to reduce prices and to offer more innovative products and materials, which has adversely affected and could continue to adversely affect our business, financial condition and results of operations. Outside of our industry, we compete indirectly with alternative suppliers of big ticket consumer discretionary outdoor living products, such as decks and patios, and with other companies who rely on discretionary homeowner expenditures, such as home remodelers. Given the density and demand for pools, some geographic markets that we serve tend to have a higher concentration of competitors than others, particularly California, Texas, Florida, Arizona, and Australia. In addition, new competitors may emerge. We have seen increased interest from pool manufacturing companies from Canada, Brazil, Mexico and Australia in entering the U.S. market. If one or more of our competitors were to merge, the change in the competitive landscape could adversely affect our competitive position.

We may not be able to compete as effectively with our competitors, and ultimately satisfy the needs and preferences of our customers, unless we can continue to enhance existing products and technologies and develop new innovative products and marketing strategies for the markets in which we compete. Product development requires significant financial, technological, and other resources. Pool owners are increasingly demanding "smart home" technology, automation and environmentally friendly, sustainable and ethical product features to enhance their pools. Staying at the forefront of product innovation and consumer demand is important to our future success. We must continue to develop and bring to market innovative products, which requires hiring and retaining technical staff, maintaining and upgrading manufacturing facilities and equipment and expanding our intellectual property rights. Product improvements and new product introductions also require significant research, planning, design, development, engineering, and testing at the technological, product, and manufacturing process levels, and we may not be able to timely develop and introduce product improvements or new products. Our competitors' new products may beat our products to market, be higher quality or more reliable, be more effective with more features and/or less expensive than our products, obtain better market acceptance, or render our products obsolete. Any new products that we develop may not receive market acceptance or otherwise generate any meaningful net sales or profits for us relative to our expectations based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs, and research and development.

Natural disasters, including resulting from climate change, geopolitical events, war, terrorism, public health emergencies, or other catastrophic events could adversely affect our business. financial condition and results of operations.

Our operations and financial results have been, and may be in the future, adversely impacted by local, regional, national or global catastrophic events or extraordinary circumstances, such as: natural or environmental disasters; weather events driven by climate change or other factors; public health emergencies, epidemics or pandemics; other serious disruption to our facilities due to fire, flood, hurricane, earthquake, war, acts of terrorism, civil insurrection or social unrest; political uncertainty; and regional or global conflicts, including the conflicts in the Middle East and Ukraine. Any such event could disrupt our supply chain, our ability to manufacture and deliver our products, and our dealers' and distributors' ability to install our products, as well as adversely impact customer demand for our products.

For example, the conflict in the Middle East could disrupt our ability to deliver product to customers in Israel resulting in delayed or lost sales. Further, such events could also adversely impact consumer discretionary spending, causing geopolitical uncertainty, and resulting in a macroeconomic downturn and disruption in the financial markets. Given the seasonality inherent in our business, the impact of such events or circumstances on our business would be particularly severe if the timing coincides with the peak months of swimming pool use and pool installation and maintenance. Our response and the response of other impacted persons to any such event may result in an increase in our operating costs and require significant management resources, and we could incur impairment expense for any impacted assets.

The ongoing war between Russia and Ukraine, and related sanctions and other actions that have been or may be enacted by the United States, the European Union, or other governing entities could have a lasting impact on regional and global economies and adversely affect our business, our business partners, our suppliers, and our customers. While our operations are primarily within North America and we have no operations in Russia or Ukraine, and we do not have direct exposure to customers and vendors in Russia or Ukraine, we continue to monitor any adverse impact that such events may have on the global economy in general, on our business and operations and on the businesses and operations of our business partners, suppliers and customers.

We rely on information technology systems to support our business operations. A significant disturbance or breach of our technological infrastructure could adversely affect our business, financial condition and results of operations. Additionally, failure to maintain the security of confidential information could damage our reputation and expose us to litigation.

Information technology supports several aspects of our business, including among others, product sourcing, pricing, customer service, transaction processing, financial reporting, collections, and cost management. Our ability to operate effectively on a day-to-day basis and accurately report our financial and operating results depends on a solid technological infrastructure, which is inherently susceptible to internal and external threats. We are vulnerable to interruption by fire, natural disasters, power loss, telecommunication failures, internet failures, cybersecurity threats security breaches and other catastrophic events.

Exposure to various types of cybersecurity threats such as malware, computer viruses, worms or other malicious acts, as well as human error, also could potentially disrupt our operations or result in a significant interruption in the delivery of our goods and services. As with most companies, we have experienced cybersecurity threats, attempts to breach our systems and other similar incidents, none of which were material to our operations or financial results in 2024. It is possible that cyber attackers could compromise our security measures and obtain the personal and/or confidential information of the customers, employees, and suppliers that we hold or our business information. Cybersecurity threats are rapidly evolving and those threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated and may not immediately produce signs of intrusion. The development of AI technologies may exacerbate these risks. Moreover, such cybersecurity threats may disrupt access to our and/or our suppliers' networks and systems. Such disruptions could result in delays or cancellations of customer orders, delays or interruptions in the shipment of orders, lower net sales, increased insurance costs, litigation, increased regulatory oversight and additional investments by the Company in threat prevention technology. In addition, cybersecurity threats may cause us to incur significant remediation costs, result in delays and disruptions to key business operations, damage business relationships or our reputation or divert attention of management and key information technology resources. With some employees working remotely, there may be increased opportunities for unauthorized access and cybersecurity threats. Additionally, while we perform due diligence prior to acquisitions and take actions to safeguard the businesses that we acquire, these businesses may not have invested as significantly as we do in security and technology and may be more susceptible to cyber-attacks, which may make us more vulnerable to cyber-attacks as well. Further, the United States government has warned of the potential risk of Russian cybersecurity threats stemming from the ongoing Russian-Ukraine conflict as well as ongoing threats from other state actors such as China. The occurrence of any cybersecurity incident or security breach could also subject us to liability, expose us to significant expense, and cause significant harm to our reputation and our business.

Third-party service providers, such as distributors, subcontractors, vendors, and data processors have access to certain portions of our data. In the event that these service providers do not appropriately protect our data, the result could be a security breach or loss of our data. Any such loss of data by our third-party service providers could have a

material adverse impact on our business and results of operations. Moreover, an employee, contractor or third party with whom we work or to whom we outsource business operations may fail to monitor their or our systems effectively, may fail to maintain appropriate safeguards, may misuse the personal and/or confidential information to which they have access, may attempt to circumvent our security measures, may purposefully or inadvertently allow unauthorized access to our or their systems or to personal and/or confidential information or may otherwise disrupt our business operations. We and our customers could suffer harm if valuable business data or employee, customer and other proprietary information were corrupted, lost, or accessed or misappropriated by third parties due to a security failure in our systems or those of our suppliers or service providers. It could require significant expenditures to remediate any such failure or breach, severely damage our reputation and our relationships with customers, result in unwanted media attention and lost sales and expose us to risks of litigation and liability.

Advances in computer and software capabilities, encryption technology and other discoveries such as generative AI increase the complexity of our technological environment, including how each interact with our various software platforms. Such advances could delay or hinder our ability to process transactions or could compromise the integrity of our data, resulting in a material adverse impact on our financial condition and results of operations. We also may experience occasional system interruptions and delays that make our information systems unavailable or slow to respond, including the interaction of our information systems with those of third parties. A lack of sophistication or reliability of our information systems could adversely impact our operations and customer service and could require major repairs or replacements, resulting in significant costs and foregone sales.

In addition, we may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our growth strategy and changing needs, and we have experienced and may continue to experience unanticipated delays, complications and expenses in implementing and integrating our systems. Any interruptions in operations would adversely affect our ability to properly allocate resources and deliver our products, which could result in customer dissatisfaction. The failure to successfully implement and maintain information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our sales and profit margins.

Adverse weather conditions could negatively impact our sales, as well as result in significant variability of sales in reporting periods.

Weather is one of the principal external factors affecting our business, and the impact of bad weather is further exacerbated by the seasonality of our sales cycle. Adverse weather can interfere with ordinary transportation of our products and installation and cause a resulting delay, or if such delay is prolonged may lead to a cancelled order. The second and third quarters of the year, which correspond to the spring and summer months in the United States, represent the peak months of swimming pool use and pool installation and maintenance. Unseasonably late warming trends in the spring or early cooling trends in the fall can shorten the length of the pool season. In addition, unseasonably cool weather or extraordinary rainfall during the peak season can have an adverse impact on demand due to decreased swimming pool use and installation.

Due to such seasonality, our net sales are significantly stronger in the second and third quarters each year, and are moderated in the first and fourth quarters. Further, adverse weather conditions can cause the timing of sales and cash flows to shift significantly between quarterly and annual reporting periods and therefore significantly impact the meaningfulness of period-to-period comparisons of financial and operating results. For example, as a result of the hurricanes that impacted the west coast of Florida and other areas of the southeastern U.S. in the second half of 2024, we experienced a temporary decline in demand for our products and prospective customers were focused on recovering from the damage caused by the storms to their homes.

Industry consolidation, including among our network of dealers and distributors could lead to downward pressure on the price of our products or the loss of our largest customers, which could adversely affect our business, financial condition, and results of operations.

We sell all of our products to key channel partners, dealers and distributors, who resell the products to consumers and other dealers, respectively. Some of our customers also sell our competitors' products. The customers'

success in reselling our products to consumers is a key driver of our net sales. Should consolidation among our dealers and distributors through acquisitions, mergers and other transactions, we may face increased pressure from the remaining dealers and distributors to lower the price of our products, which could have an adverse effect on sales and profitability. Such consolidation could also lead to the loss of our largest customers if the surviving dealers choose to discontinue purchases of our products, which could also reduce sales and profitability.

These risks are heightened with respect to our largest customer, which accounted for 21.0% of our net sales in 2024, and our top ten dealers and distributors, which accounted for 42.8% of our net sales in 2024. A reduction in sales to our customers, particularly the loss of, or a reduction in sales to, our largest customers, could have a material adverse effect on our business, financial condition, and results of operations.

If one or more of our competitors were to merge, the change in the competitive landscape could adversely affect our competitive position. Consolidation could increase their resources and result in competitors with expanded market share, larger customer bases, greater diversified product offerings and greater technological and marketing expertise, which may allow them to compete more effectively against us. In addition, our competitors may develop products that are superior to our products (on a price-to-value basis or otherwise) or may adapt more quickly to new technologies or evolving customer requirements. If we do not compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.

An interruption of our production capability at one or more of our manufacturing facilities from accident, calamity or other causes, or events affecting the global economy, could adversely affect our business and results of operations.

We manufacture our products at a limited number of manufacturing facilities, and shifting production rapidly to another facility in the event of a loss of one of or a portion of one of our manufacturing facilities could lead to increased costs. A temporary or permanent loss of the use of one or more of our manufacturing facilities due to accidents, fire, explosions, labor issues, tornadoes, other weather conditions, natural disasters, condemnation, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our operating costs. An interruption in our production capabilities could also require us to make substantial capital expenditures to replace damaged or destroyed facilities or equipment. Any of these events could result in substantial repair costs and higher operating costs.

Product quality, warranty claims, installation or safety concerns and other claims due to the failure of third party installers to follow our product installation instructions and procedures could negatively impact our sales, lead to increased costs, and expose us to litigation. Other litigation and regulatory matters incidental to our business also may adversely impact our business and financial results.

Product quality issues could negatively impact consumer confidence in our brands and our business. If our product offerings do not meet applicable legal standards or consumers' expectations regarding safety or quality, we could experience lost sales and increased costs and be exposed to legal, financial, and reputational risks, as well as governmental enforcement actions. Since we provide various warranties on our products, generally ranging from five years to lifetime warranties, we become liable for warranty obligations should problems arise. Warranty obligations in excess of our reserves could have a material adverse effect on our financial condition and results of operations. Actual, potential, or perceived product safety concerns, including health-related concerns, could expose us to litigation, as well as government enforcement actions, and result in costly product recalls and other liabilities.

Installation services for our pool products for homeowners is provided by us in the case of our autocover products and our dealers and other third party installers. We provide dealer and third party installers with pool installation specifications, instructions and training. To the extent that our specifications and instructions are not adhered to by the installer, our pools may be damaged or not function properly leading to homeowner dissatisfaction. While the Company disclaims responsibility for faulty installation by dealers and other installers, dissatisfied homeowners may bring warranty or legal claims against us which can cause the Company to incur legal fees and adversely affect our insurance costs. The defense of such claims can also be a distraction to management and to our warranty team, as well as cause reputational harm. Following the acquisition of CoverStar Central in April 2024, we are now directly involved in

the installation of autocovers for some homeowners, and we may be subject to direct customer claims based on dissatisfaction with the installation of our autocovers.

We are also involved or may be involved in various disputes, litigation, and regulatory matters incidental to and in the ordinary course of our business, including employment matters, personal injury claims, intellectual property disputes, commercial disputes, government compliance matters, environmental matters, and other matters arising out of the normal conduct of our business. We generally intend to vigorously defend ourselves in such matters as they arise, as appropriate. While the impact of litigation has been and may continue to be immaterial, there can be no assurance that the impact of pending and any future claims will not be material to our business, financial condition, or results of operations in the future.

Our ability to keep pace with rapidly evolving technological developments and standards, such as generative artificial intelligence, could impact our future growth and increase our costs and liability risk.

To be successful in our industry, we must keep pace with technological developments and innovations (such as the use of artificial intelligence ("AI") and machine learning) and evolving industry standards. For example, in 2024, we continued the roll-out of Measure, a proprietary advanced AI-powered device that significantly reduces dealer time and error in measuring swimming pool safety covers. If we are unable to provide enhancements and new features and develop new products that achieve market acceptance or innovate quickly enough to keep pace with these rapid technological developments, our business could be harmed. For example, we believe our introduction of Latham Measure, which employs AI technology, has the potential disrupt competition in the market for safety covers and liners. If our competitors more successfully incorporate AI into their products and achieve higher market acceptance of their AI solutions than we can our ability to compete effectively could be impaired which may adversely effect our results of operations. Further, the development, adoption, and uses for generative AI technologies are still in their early stages and ineffective or inadequate AI development or deployment practices by the Company or our third-party vendors could result in unintended consequences, which could impact our future growth and increase our costs and liability risk. For example, the use of artificial intelligence has the potential to result in bias, miscalculations, data errors and other unintended consequences. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs, and we cannot be sure that our use of AI will increase efficiency or provide any other benefits. Further, the use of AI tools may unintentionally compromise confidential or sensitive information, put our intellectual property at risk, or subject us to claims related to data privacy management or intellectual property infringement. It is also possible that the AI tools we use may negatively affect our reputation, disrupt our operations, or have a material adverse impact on our business, financial condition, and results of operations.

Delays in, or systems disruptions issues caused by, the implementation of our new enterprise resource planning system could adversely affect our operations and results of operations.

We are in the process of a multi-year implementation of a new enterprise resource planning system. This project has required and will continue to require significant capital and human resources, the re-engineering of many processes of our business, and the attention of our management and other personnel who would otherwise be focused on other aspects of our business. The implementation may be more expensive and take longer to fully implement than we originally planned, resulting in increased capital investment, higher fees, and expenses of third parties, delayed deployment scheduling, and more on-going maintenance expense once implemented, and, as such, it will be difficult for us to estimate the ultimate costs and schedules. The implementation may also cause complications to ongoing operations, result in material weaknesses to our internal control framework, increase regulatory compliance risks, and impact our ability to process transactions efficiently, all of which may have a material adverse effect on our business and results of operations.

We depend on our ability to attract, develop, and retain highly qualified personnel.

Our ability to meet our strategic objectives and otherwise grow our business will depend to a significant extent on the continued contributions of our leadership team, as well as our ability to attract, develop and retain other highly qualified managerial, technical, sales and marketing, operations, production and customer service personnel. In particular, we rely on a technically skilled workforce to operate the specialized equipment required to manufacture

fiberglass pools, panels, liners and pool covers in a challenging production environment that may not appeal to many potential workers. Competition for these individuals in our manufacturing markets is intense and supply is limited, in particular due to ongoing constraints in the labor market. Since we operate in a competitive labor market, there is a risk that market increases in compensation could have an adverse effect on our business and operating costs. While compensation considerations remain important, current and potential employees are increasingly placing a premium on working for companies with strong brand reputation, flexible work arrangements, and other considerations, such as embracing sustainability and diversity, equity and inclusion initiatives. We may not succeed in identifying, attracting, or retaining qualified personnel on a cost-effective basis. The loss or interruption of services of any of our key personnel, ability to attract, develop or retain qualified personnel in the future, delays in hiring qualified personnel, or any employee work slowdowns, strikes, or similar actions could make it difficult for us to conduct and manage our business and meet key objectives, which could harm our business, financial condition, and results of operations.

In recent years, we approved cost reduction plans to optimize our production and shift schedules, implement workforce reductions, and streamline our manufacturing footprint by closing certain facilities, and may need to take similar actions in the future if softened demand continues. Such actions may adversely impact our ability to attract and retain qualified personnel in the future.

Our ability to collect accounts receivables from our customers may adversely impact our cash flows and our ability to reduce our debt.

We extend credit to our customers (dealers in one-step distribution channel or distributor in two-step distribution channel), and we generally do not require collateral to secure these extensions of credit. A significant portion of our accounts receivables are typically concentrated within a relatively small number of customers. The financial health of many of our customers is affected by changes in the economy. The effects of any protracted or severe economic declines may cause our customers to be unable to satisfy their payment obligations, including with us. While we have procedures to monitor and limit exposure to credit risk on our accounts receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, and our financial condition and results of operations could be materially and adversely affected if our credit losses significantly exceed our estimates.

The nature of our business subjects us to compliance with employment, environmental, health, transportation, safety, anti-corruption, trade, and other governmental regulations.

We are subject to regulation under federal, state, local and international employment, environmental, health, transportation, and safety requirements, which govern such things as the manufacture of fiberglass pools, which is our key product. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety and the impact of products on human health and safety and the environment. These laws also require us to obtain and maintain certificates, registrations, licenses, permits, and other regulatory approvals in order to conduct regulated activities, including the construction and operation of our facilities. Our products must also comply with local, state, and international building codes and safety rules and regulations. Further, we are subject to anti-corruption, anti-bribery, antitrust and other similar laws. For example, we have employees and engage with suppliers and customers in many countries with different legal systems, customs and contract laws and regulations, which expose us to risks associated with the United States Foreign Corrupt Practices Act and local anti-corruption and anti-bribery laws and regulations.

Failure to comply with these laws and regulations by us, our employees, our dealers and distributors and other business partners, including failure to obtain and maintain all required certificates, registrations, licenses, permits, and other regulatory approvals, may result in investigations, the assessment of administrative, civil and criminal fines, damages, delays, seizures, disgorgements, penalties or the imposition of injunctive relief. In particular, spills or other releases of regulated substances could expose us to material losses, expenditures and liabilities under applicable environmental laws and regulations. Under certain of such laws and regulations, we could be subject to strict, joint and several liability for the removal or remediation of previously released materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted. Moreover, compliance with such laws and regulations in the future could prove to be costly. Although we presently do not expect to incur any capital or other expenditures relating to regulatory

matters in amounts that may be material to us, we may be required to make such expenditures in the future. These laws and regulations have changed substantially and rapidly and we anticipate that there will be continuing changes, which may require us to incur costs to maintain our business.

The clear trend in environmental, health, transportation and safety regulations is to place more restrictions and limitations on activities that impact the environment, such as emission of air pollutants as well as soil and ground water contaminants. Increasingly, strict restrictions and limitations have resulted in higher operating costs for us and it is possible that the costs of compliance with such laws and regulations will continue to increase. Our attempts to anticipate future regulatory requirements that might be imposed and our plans to remain in compliance with changing regulations and to minimize the costs of such compliance may not be as effective as we anticipate.

Growing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Our practices may be judged against sustainability standards that are continually evolving and not always clear. Prevailing sustainability standards, expectations and regulations may also reflect contrasting or conflicting values or agendas. The State of California has recently enacted laws and regulations regarding disclosure of climate-related risks and greenhouse gas emissions, each of which is expected to impose meaningful compliance burdens on in-scope companies. In addition, various governmental bodies and international organizations have proposed or adopted policies or requirements that seek to reduce the usage of plastics and plastic products, which could impact the availability of our raw materials, consumer sentiment regarding our products and our ability to effectively source waste for purposes of our recycling operations. The potential impact to us of these legislative and regulatory developments, including the potential impact to us as part of the value chain of our customers, suppliers and other business partners that are subject to current or future legislation or regulations in this area, is uncertain at this time. We are continuing to monitor and evaluate these impacts, although we expect that the emerging legal and regulatory requirements on climate-related issues will result in additional compliance and may require us to spend significant resources and divert management attention. Additionally, drought conditions or water management initiatives have led and may continue to lead to municipal ordinances related to water use restrictions, and such restrictions could result in decreased pool installations and negatively impact our sales. Further, increased energy or compliance costs and expenses as a result thereof may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products.

We depend on third parties for transportation services to some extent, and the lack of availability of and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations.

Our business depends on the transportation of both finished goods to our customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely partially on third parties for transportation of these items. The availability of these transportation services is subject to various risks, some of which we have recently incurred due to macroeconomic and inflationary conditions, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards, disruption to transportation routes, changes in tariffs or duties imposed on imported products or raw materials, and interstate transportation regulations. In particular, a significant portion of our finished goods is transported by flatbed trucks, which are occasionally in high demand (especially at the end of quarters) and/or subject to price fluctuations based on market conditions and the price of fuel.

If the required supply of transportation services is unavailable when needed, we may be unable to sell our products when they are requested by our customers. In that event, we may be required to reduce the price of the affected products, seek alternative and, potentially more costly, transportation services or be unable to sell the affected products. Similarly, if any of these transportation providers were unavailable to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, a significant increase in transportation rates or fuel surcharges could adversely affect our profitability. Any of these events, especially in our peak selling season, could have a material adverse effect on our business and results of operations.

Our business operations could suffer if we fail to protect adequately our intellectual property rights, and we may experience claims by third parties that we are violating their intellectual property rights.

We rely on trademark and service market protection to protect our brands and we have registered or applied to register many of these trademarks and services marks. In the event that our trademarks or service marks are successfully challenged and we lose the rights to use those trademarks or service marks, or if we fail to prevent others from using them (or similar marks), we could be forced to rebrand our products, requiring us to devote resources to advertising and marketing new brands, and our competitive position and the value of our brands could be adversely affected and our intangible assets could be impaired. In addition, we cannot be sure that any pending trademark or service mark applications will be granted or will not be challenged or opposed by third parties.

We generally rely on a combination of unpatented proprietary know-how and trade secrets and, to a lesser extent, patents to preserve our position in the market. Because of the importance of our proprietary know-how and trade secrets, we employ various methods to protect our intellectual property, such as entering into confidentiality agreements with third parties, and controlling access to, and distribution of, our proprietary information. We may not be able to deter current and former employees, contractors and other parties from breaching confidentiality obligations and misappropriating proprietary information. It is difficult for us to monitor unauthorized uses of our products and technology. Accordingly, these protections may not be adequate to prevent competitors from copying, imitating or reverse engineering our products or from developing and marketing products that are substantially equivalent to or superior to our own.

In addition, we have applied for patent protection relating to certain products, processes and services or aspects thereof. We cannot be sure that any of our pending patent applications will be granted or that any patents issued as a result of our patent applications will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage.

Moreover, since our patents, trademarks and service marks are primarily registered in the United States and Canada, we may not be successful in asserting patent or trademark protection in other countries.

If third parties take actions that affect our rights or the value of our intellectual property or proprietary rights, or if we are unable to protect our intellectual property , including in response to developing AI technologies, from infringement or misappropriation, other companies may be able to offer competitive products at lower prices, and we may not be able to effectively compete against these companies. In addition, if any third party copies or imitates our products in a manner that affects customer or consumer perception of the quality of our products, or of engineered products generally, our reputation and sales could suffer whether or not these violate our intellectual property rights.

In addition, we face the risk of claims that we are infringing third parties' intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming to defend and could divert the time and attention of our management. An intellectual property claim against us that is successful could cause us to cease making or selling products that incorporate the disputed intellectual property, require us to redesign our products, which may not be feasible or cost effective, and require us to enter into costly royalty or licensing arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

We conduct business internationally, which exposes us to additional risks.

Our ability to successfully conduct operations in, and source products and materials from, international markets is affected by many of the same risks we face in our U.S. operations, as well as unique costs and difficulties of managing international operations. Our international operations, which accounted for 15.6% of our net sales in 2024 and a significant portion of our purchased supplies, expose us to certain additional risks, including:

- difficulty in staffing international subsidiary operations and increased costs of managing international operations;

- different political, economic, and regulatory conditions;

- local laws and customs and enforcement thereof;

- violations of anti-bribery and anti-corruption laws, such as the United States Foreign Corrupt Practices Act;

- violations of economic sanctions laws, such as the regulations enforced by the U.S. Department of The Treasury's Office of Foreign Assets Control;

- tariffs and other import/export trade restrictions;

- currency fluctuations;

- limitations on our ability to enforce legal rights and remedies with third parties or partners outside the United States;

- foreign investment and cash repatriation regulations;

- adverse tax consequences; and

- dependence on other economies.

For foreign-sourced products, we may be subject to certain trade restrictions that would prevent us from obtaining products. There is also a greater risk that we may not be able to access products in a timely and efficient manner. Fluctuations in other factors relating to international trade, such as tariffs, transportation availability and costs and inflation are additional risks for our international operations. Our failure to manage any of these risks could adversely affect our international operations and our financial results.

We process, store, and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.

We receive, store and process personal information and other customer information, or personal information and other data from and about our customers, prospective customers, homeowners, our employees, applicants for employment and other individuals with whom we do business. There are numerous laws, as well as regulations and industry guidelines, regarding privacy and the storing, use, processing, and disclosure and protection of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules. For example, the California Consumer Privacy Act ("CCPA"), effective on January 1, 2020, established a new privacy framework for covered businesses. The California Privacy Rights Act ("CPRA"), effective January 1, 2023, amended and expanded the CCPA. The CCPA and CPRA provide new and enhanced data privacy rights to California residents, such as giving California consumers and employees the right to access and/or delete their personal information, affording consumers and employees the right to opt out of certain sales of personal information as well as sharing for cross context behavioral advertising, and prohibiting covered businesses from discriminating against consumers (e.g., charging more for services) for exercising any of their CCPA/CPRA rights. The CPRA bolstered the requirements for agreements that cover the exchange of data and established the California Privacy Protection Agency, which is responsible for enforcement activities, rulemaking, and public awareness related to privacy and data protection. Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, may be applicable to our business, such as the Telephone Consumer Protection Act and the Controlling the Assault of Non-Solicited Pornography and Marketing Act, and similar state consumer protection laws.

We generally seek to comply with industry standards and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. Obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy and data

protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or regulations, making enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized access to or unintended release of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, pay significant damages. Further, these proceedings and any subsequent adverse outcomes may cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The United States, Canada, Australia, New Zealand, the European Union, the United Kingdom and other countries in which we operate are increasingly adopting or revising privacy, information security and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of customer, consumer and/or employee information, as well as any other third-party information we receive, and some of our current or planned business activities. Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of personal information could result in increased compliance costs.

Any of the foregoing could materially adversely affect our brand, reputation, business, results of operations, and financial condition.

Our historical growth in part has been due to strategic transactions, and we continuously evaluate and may in the future enter into additional strategic transactions, which could be material to our business and financial performance. Evaluating and consummating potential transactions and integrating completed transactions may divert the attention of our management from ordinary operating matters.

Our historical growth in part has been due to strategic acquisitions and partnerships. Strategic transactions continue to be part of our growth strategy, and could take any number of forms, including an acquisition, merger, sale of certain of our assets, refinancing, recapitalization or other material strategic transaction, any of which could be material to our business and financial performance.

Any strategic transactions that we may pursue may involve a number of risks, including but not limited to some or all of the following: (i) difficulty in identifying acceptable acquisition candidates; (ii) the inability to consummate acquisitions or strategic transactions on favorable terms and to obtain adequate financing, which financing may not be available to us at times, in amounts or on terms acceptable to us, if at all; (iii) the diversion of management's attention from our core businesses; (iv) disruptions to our ongoing business; (v) entry into sectors in which we have limited or no experience; (vi) the inability to integrate our acquisitions or enter into strategic transactions without substantial costs, delays or other problems; (vii) unexpected liabilities for which we may not be adequately indemnified; (viii) inability to enforce indemnification and non-compete agreement; (ix) failing to successfully incorporate acquired product lines or brands into our business; (x) the failure of the acquired business or strategic transaction to perform as well as anticipated; (xi) the failure to realize expected synergies and cost savings; (xii) the loss of key employees or customers of the acquired business; (xiii) increasing demands on our operational systems and the potential inability to implement adequate internal controls covering an acquired business; (xiv) any requirement that we make divestitures of operations or property in order to comply with applicable antitrust laws; (xv) possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and (xvii) impairment of goodwill relating to an acquired business, which could reduce reported income.

The success of potential acquisitions or mergers will depend, in part, on our ability to realize the anticipated growth opportunities and cost synergies through the successful integration of the businesses we acquire with our existing business. Even if we are successful in integrating acquired businesses, these integrations may not result in the realization of the full benefit of any anticipated growth opportunities or cost synergies or we may not realize these benefits within

the expected time frames, which could result in an impairment of acquired assets. We may have difficulty implementing systems of internal controls in acquired businesses or equity investees that may not have such systems in place or merging different accounting and financial reporting systems with ours. In addition, acquired businesses may have unanticipated liabilities or contingencies.

We may, from time to time, consider disposing of assets. We may not be able to dispose of any such assets on terms that are attractive to us, or at all, which could materially adversely impact our financial condition or results of operation. In addition, to the extent we consummate an agreement for the sale and disposition of an asset or asset group, we may experience operational difficulties segregating them from our retained assets and operations, which could impact the execution or timing for such dispositions and could result in disruptions to our operations and/or claims for damages, among other things.

If we complete an acquisition, merger, sale of certain assets, refinancing, recapitalization, or other material strategic transaction, we may require additional financing or recapitalizing existing financing that could result in an increase in the aggregate amount and/or cost of our debt, or may not be available at all. The aggregate principal amount of our debt that we may issue may be significant; see "Risks Related to Our Indebtedness" for additional information on the risks of increased leverage.

Our insurance coverage may be inadequate to protect against the potential hazards inherent to our business.

We maintain property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from interruptions in our production capability or product liability claims relating to the products we manufacture. Premiums and deductibles for some of our insurance policies have been increasing and may, in the future, increase substantially. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. Our insurers could also deny coverage for claims. In addition, we self-insure health benefits, and although we have a stop-loss policy in place to limit exposure, we may be adversely impacted by unfavorable claims experience. If the number or severity of health claims increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results would be adversely affected. Our future health claims expense might exceed historical levels, which could reduce our earnings. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed or for which we self-insure, our business, financial condition and results of operations could be materially adversely affected.

If our goodwill, other intangible assets or fixed assets become impaired, we may be required to record a significant charge to earnings.

We had approximately $152.6 million of goodwill and $292.9 million of intangible assets, net on our consolidated balance sheet as of December 31, 2024, which represented 19.2% and 36.9% of our total assets, respectively, as of such date. Under U.S. generally accepted accounting principles ("GAAP"), the carrying amount of our goodwill is tested at least annually for impairment, and we have elected to conduct this test on the first day of the fourth quarter. On each quarter end date, we assess whether recent events or changes in circumstances constitute a triggering event requiring us to assess whether goodwill, other intangible assets or fixed assets may be impaired before the annual testing date. Occurrences that may constitute a change in circumstances include, but are not limited to, a sustained decline in our share price and market capitalization, decreases in expected future cash flows and slower growth rates in our industry. We review our fixed assets and other finite life intangibles for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Under GAAP, if we determine that goodwill, other intangible assets or fixed assets are impaired, we will be required to write down these assets to fair value. Any write-down would have a negative effect on our consolidated financial statements and may be material. Based on the results of the assessment performed for our one reporting unit, we determined that goodwill was not impaired at September 29, 2024. However, if factors exist that could indicate an impairment in the future, including a sustained decrease in our stock price, we may be required to record impairment charges in future periods.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2024, we have $288.1 million face value of indebtedness in the form of the Term Loan outstanding under the Credit Agreement and $75.0 million of availability under the Revolving Credit Facility under the Credit Agreement (each as defined below). Our obligations under the Credit Agreement are secured by substantially all of our and our subsidiaries' assets. Subject to the limits contained in the Credit Agreement, we may incur additional debt from time to time to finance capital expenditures, investments, acquisitions, or for other purposes. If we do incur substantial additional debt, the risks related to our level of debt could intensify. Specifically, our level of indebtedness could have important consequences, including:

- limiting our ability to obtain additional financing to fund capital expenditures, investments, acquisitions or other general corporate requirements;

- requiring a substantial portion of our cash flow to be dedicated to payments to service our indebtedness instead of other purposes, thereby reducing the amount of cash flow available for capital expenditures, investments, acquisitions and other general corporate purposes;

- increasing our vulnerability to and the potential impact of adverse changes in general economic, industry and competitive conditions;

- limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

- placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates; and

- increasing our costs of borrowing.

In addition, the financial and other covenants set forth in the Credit Agreement may limit our ability to incur additional indebtedness, make investments, and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt, or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity investments. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Our Credit Agreement has restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

Unless and until we repay all outstanding borrowings under our Credit Agreement we will remain subject to the restrictive terms of these borrowings. The Credit Agreement contains a number of covenants, including a financial covenant that requires us to maintain a certain first lien net leverage ratio if the outstanding usage under the Revolving Credit Facility (as defined below) exceeds 40% of the commitments under the Revolving Credit Facility, tested quarterly. These covenants limit the ability of certain of our subsidiaries to, among other things:

- sell assets;

- engage in mergers, acquisitions, and other business combinations;

- declare dividends or redeem or repurchase capital stock;

- incur, assume, or permit to exist additional indebtedness or guarantees;

- make loans and investments;

- incur liens; and

- enter into transactions with affiliates.

Our ability to satisfy the financial ratio can be affected by events beyond our control, and we may not satisfy such a test. A breach of covenants could result in a default under the Credit Agreement. By reason of cross-acceleration or cross-default provisions, other indebtedness may then become immediately due and payable. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If amounts owed under the Credit Agreement are accelerated because of a default and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the assets securing the Credit Agreement.

No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. In addition, the Credit Agreement contains restrictive covenants that limit our subsidiaries from making dividend payments, loans, or advances to the Company, unless certain conditions are met. Our failure to comply with such covenants may result in default, which could result in the acceleration of all our debt.

Our indebtedness is variable rate, subjecting us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under the Credit Agreement accrue interest at variable rates and expose us to interest rate risk. Interest rates have fluctuated significantly and are expected to fluctuate significantly in the future. As a result, although we hedged part of our interest rate exposure under the Credit Agreement, interest rates on the Credit Agreement or other variable rate debt obligations could be higher or lower than current levels. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Risks Related to Ownership of Our Common Stock

Our stock price has been volatile, and you may not be able to resell our common stock at or above the price you paid.

Our stock price has been highly volatile in recent years. Such volatility may continue in response to various factors, some of which are beyond our control, including:

• market conditions in the broader stock market;

• fluctuations in the values of companies perceived by investors to be comparable to us;

• sales, or the anticipation of sales, of our common stock by us, our insiders or our other stockholders, including the impacts if we are no longer a controlled company;

• guidance, if any, that we may provide to the public, any changes in this guidance or our failure to meet this guidance;

• public response to press releases or other public announcements by us or third parties, including our filings with the SEC; and

• the realization of any risks described under this "Risk Factors" section, or other risks that may materialize in the future.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our common stock to fluctuate substantially. While we are of the view that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results may negatively affect the market price and liquidity of our stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending and/or settling the lawsuit, a portion or all of which may not be covered by insurance. Settlement and verdict damages from securities class action lawsuits are often material. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

In addition, the stock markets, and the market for growth stocks in particular, have from time to time experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. You may not realize any return on your investment in us and may lose some or all of your investment.

Our Principal Stockholders continue to have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Pamplona Capital Partners V, L.P., an investment fund managed by affiliates of Pamplona Capital Management, LLC (together with its respective subsidiaries and affiliates, "Pamplona") and Wynnchurch Capital Partners IV, L.P. and WC Partners Executive IV, L. P. managed by affiliates of Wynnchurch Capital, L.P. (together with its respective subsidiaries and affiliates, "Wynnchurch") are currently our majority stockholders (the "Principal Stockholders"). Affiliates of our Principal Stockholders together own approximately 57.7% of the outstanding shares of our common stock as of February 28, 2025. As long as affiliates of our Principal Stockholders own or control a majority of our outstanding voting power, our Principal Stockholders and their affiliates have the ability to exercise substantial

control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

- the election and removal of directors and the size of our Board;

- any amendment of our articles of incorporation or bylaws; or

- the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

In addition, Pamplona has certain Board nomination rights that may enable it to exercise substantial control over all corporate actions. Pamplona has the right to nominate to our Board a number of designees on a sliding scale depending on Pamplona's affiliates' ownership of our common stock, ranging from Pamplona being able to nominate at least a majority of the total number of directors so long as its affiliates beneficially own at least 50% of the shares of our common stock to Pamplona being able to nominate at least 10% of the total number of directors as long as its affiliates beneficially own at least 5%.

Moreover, ownership of our shares by affiliates of our Principal Stockholders may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. For example, the concentration of ownership held by our Principal Stockholders could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. In addition, our Principal Stockholders are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Our Principal Stockholders may acquire or seek to acquire assets complementary to our business that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of our Principal Stockholders may not coincide with the interests of our other stockholders. So long as our Principal Stockholders continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, our Principal Stockholders will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

Our organizational documents and Delaware law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board. These provisions include:

- providing that our Board will be divided into three classes, with each class of directors serving staggered three-year terms;

- providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than a majority of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

- empowering only the Board to fill any vacancy on our Board (other than in respect of our Principal Stockholders' directors (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise, if less than a majority of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

- authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;

- prohibiting stockholders from acting by written consent if less than a majority of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

- to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than a majority of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders; and

- establishing advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law (the "DGCL"), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between our Principal Stockholders and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Any issuance by us of preferred stock could delay or prevent a change in control of us. Our Board has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.0001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as our Principal Stockholders beneficially own at least a majority of the voting power of our outstanding common stock, our Principal Stockholders will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these certificate of incorporation, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our Principal Stockholders and their right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of our Principal Stockholders, any affiliates of our Principal Stockholders, or any of their respective officers, directors, agents, stockholders, members, or partners, have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of our Principal Stockholders will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to any Principal Stockholder, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to a Principal Stockholder. For instance, a director of our company who also serves as a director, officer, or employee of one of our Principal Stockholders or any of their portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Our Board consists of eight members, four of whom are our Principal Stockholders' directors. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by one

of our Principal Stockholders to itself or its affiliated funds, the portfolio companies owned by such funds or any affiliates of a Principal Stockholder instead of to us.

We do not anticipate paying quarterly cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not currently anticipate declaring quarterly cash dividends to holders of our common stock. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. However, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other claim for which the federal courts have exclusive jurisdiction. The forum selection provisions in our certificate of incorporation also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders' ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies' organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our certificate of incorporation. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

Information technology supports several aspects of our business, including product ordering and fulfillment, pricing, customer service, transaction processing, financial reporting, collections, and cost management. Further, our business operations rely on the secure collection, storage, transmission, and other processing of proprietary, confidential, and sensitive data of the Company and third parties.

Risk Management and Strategy

We assess, identify and manage the material risks associated with cybersecurity threats as part of our annual enterprise risk management ("ERM") program addressing our strategic, operational, compliance and financial risks across the organization. Our ERM program incorporates feedback from senior management, certain functional leaders and third-party service providers. Each identified high-level risk is assigned to a member of senior management as the risk owner for oversight, with the risk owner developing a risk mitigation plan that is tracked to completion.

We have prioritized cybersecurity risks and made investments of time and resources in recent years to mitigate this risk area. We have implemented and maintain various technical, physical, and organizational measures, processes, standards, and/or policies designed to manage and mitigate material risks from cybersecurity threats to our information systems and data. Our risk mitigation steps include engagements with third-party service providers with expertise in cybersecurity that assist us in assessing risk, including vulnerability assessments and penetration testing, and the implementation of risk mitigation measures. We have implemented firewalls (including encryption of data, network security controls, access controls and physical security) across all of our locations and invested in intrusion detection and protection systems, email filtering and systems to mitigate the risk of phishing attacks. We maintain a managed detection and response system and a security operations center that operates 24 hours per day, seven days per week. Further, we have prepared an incident response plan to activate in the event of a cybersecurity event, including to respond to any such incident, define and seek to control the extent of the incident (including using an escalation framework based on the materiality of incidents), assess and take reasonable actions intended to remediate any damage caused, and implement measures designed to prevent future reoccurrences. We also have developed a disaster recovery and business continuity plan that provides for reduced downtime and data loss in the event of a security breach. The incident response team also leads simulation exercises to evaluate the effectiveness of such plan.

As we have increased our remote workforce in recent years, our management has focused on the Company enhancing the security of remote access with trusted devices, endpoint security controls and infrastructure resiliency. As part of this process, we enhanced our security incident response procedures to address risks specific to remote working conditions.

Third-party service providers, such as distributors, subcontractors, vendors, and data processors have access to certain portions of our data in supporting various operating business functions. We have an onboarding and periodic security review process of all third party vendors who have or will have access to our confidential information. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, contractually imposing obligations on the provider, conducting security assessments, and conducting periodic reassessments during their engagement.

As with most companies, we have experienced cyber-attacks, attempts to breach our systems and other similar incidents. However, risks from cybersecurity threats, including from prior cyber incidents, have not materially affected in 2024, and are not reasonably likely to materially affect in 2025, our Company, including our business strategy, results of operations or financial condition. We carry cyber risk insurance that provides protection against a breach or other data security incident, but such insurance may not be sufficient, and any related insurance proceeds may not be timely paid to us. See "Risk Factors — Risks Related to Our Operations and Industry — We rely on information technology systems to support our business operations. A significant disturbance or breach of our technological infrastructure could adversely affect our business, financial condition and results of operations. Additionally, failure to maintain the security of confidential information could damage our reputation and expose us to litigation," for additional discussion about cybersecurity-related risks.

Governance Oversight

Our Board oversees the Company's cybersecurity program by receiving quarterly reports (or more often, if necessary) from our Chief Executive Officer and our combined Chief Information Officer and Chief Information Security Officer (our "CIO/CISO") on potential threats (including emerging risks) and any incidents, and the measures we have taken to prevent and to mitigate the impact of cyber-attacks on our systems. Our Board also reviews the efficacy of our cybersecurity program, the status of key information security initiatives, and approves, as appropriate, reasonable investments to enhance the protection of our information technology systems.

Our executive leadership team, which includes our Chief Executive Officer and CIO/CISO, manages the Company's efforts to address cybersecurity threats by receiving weekly reports from our CIO/CISO on potential threats, mitigation steps, the sufficiency of cybersecurity resources (including personnel, third party resources, hardware and software), and employee training and communications. Our CIO/CISO is a direct report of our Chief Executive Officer. Our CIO/CISO has over 25 years of experience, including serving in similar roles leading and overseeing cybersecurity and information technology programs. He has the following educational qualifications in the cybersecurity field: a Master's degree in Information Management, a Bachelor's degree in Computer Engineering and a degree in electronics and telecommunications engineering. He also has been certified in matters relevant to cybersecurity risk management as follows: certified information systems auditor; certified information systems security professional; certified data privacy solutions professional; and certified in risk information systems and controls (CRISC). The members of our IT security function that support our CIO/CISO and our information security program also have relevant educational and industry experience. Our executive leadership team further includes several executives with prior experience in information technology systems, including cybersecurity, data privacy regulation, enterprise risk management, assessment and auditing of internal controls related to data security.

Our incident response plan is led by our CIO/CISO and includes a multidisciplinary team, including members of our IT security function, executive management of our legal, finance, human resources, corporate communications and internal audit/risk functions.

Item 2. Properties

As of December 31, 2024, we have around 30 locations across the United States, Canada, New Zealand and Australia, which are primarily for manufacturing, warehouse, storage and office space. Our headquarters is located in Latham, New York. We have a coast to coast network of nine fiberglass plants across continental North America and an additional three fiberglass plants in Australia and New Zealand. We lease most of these properties and/or own a portion of these properties.

We believe our facilities are adequate and suitable for our current needs.

Item 3. Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of business, including, among others, contract and employment claims, personal injury claims, intellectual property claims, product liability claims and warranty claims. Currently, there are no legal proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, no material legal proceedings were terminated, settled, or otherwise resolved during the fourth quarter of the year ended December 31, 2024. However, the results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and Stockholders

Our common stock has been traded on the Nasdaq Global Select Market under the symbol "SWIM" since April 23, 2021. Prior to that date, there was no public trading market for our common stock. On December 31, 2024, there were 27 registered holders of record of our common stock. A greater number of holders are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

Issuer Purchases of Equity Securities

On May 10, 2022, our Board approved a stock repurchase program, which authorizes us to repurchase up to $100.0 million of our shares of common stock over the next three years. We may effect these repurchases in open market transactions, privately negotiated purchases, or other acquisitions. We are not obligated to repurchase any of our shares of our common stock under the program and the timing and amount of any repurchases will depend on market conditions, our stock price, alternative uses of capital, the terms of our debt instruments, and other factors. No shares were repurchased during the fourth quarter of the year ended December 31, 2024. As of December 31, 2024, $77.0 million remained available under our stock repurchase program.

Dividends

We currently do not intend to pay cash dividends on our common stock. However, we may in the future decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, will be at the discretion of our Board and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our Board.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our Credit Agreement and under other current and future indebtedness that we or they may incur. See "Risk Factors—Risks Relating Ownership of our Common Stock—We do not anticipate paying any quarterly cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Performance Graph

The following graph compares the cumulative total return on our common stock since it began trading on the Nasdaq Global Select Market on April 23, 2021 with the cumulative total return of the Russell 2000 Index and the S&P SmallCap 600 Consumer Discretionary Index. The graph assumes, in each case, an initial investment of $100 on April 23, 2021, based on the market price at the end of each month through and including December 31, 2024, and that all dividends paid by companies included in these indices have been reinvested. We did not pay any dividends during the period reflected in the graph.



Comparison of Cumulative Total Return
Among Latham Group Inc., the Russell 2000 Index and the S&P SmallCap 600 Consumer Discretionary Index

	4/23/2021	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Latham Group, Inc.	$ 100.00	$ 91.85	$ 11.82	$ 9.65	$ 25.54
Russell 2000	$ 100.00	$ 99.56	$ 79.21	$ 92.62	$ 103.31
S&P SmallCap 600 Consumer Discretionary Index	$ 100.00	$ 98.11	$ 70.82	$ 73.83	$ 77.79

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with other sections of this Annual Report, including "Item 1. Business," "Item 1A. Risk Factors" and our audited consolidated financial statements and related notes for the three years ended December 31, 2024, 2023 and 2022, included elsewhere in this Annual Report.

As used in this Annual Report, references to "Latham," "the Company," "we," "us," and "our" refer to the Company and its consolidated subsidiaries unless otherwise indicated of the context requires otherwise.

Overview

We are the largest designer, manufacturer, and marketer of in-ground residential swimming pools in North America, Australia, and New Zealand. We hold the leading position in North America in every product category in which we compete. It is our view that we are the most sought-after brand in the pool industry and the only pool company that has established a direct relationship with the homeowner. We are Latham, The Pool Company.

With an operating history that spans over 65 years, we offer the industry's broadest portfolio of pools and related products, including in-ground swimming pools, pool covers, and pool liners.

We have a heritage of innovation. In an industry that has traditionally marketed on a business-to-business basis (pool manufacturer to dealer), we pioneered the first "direct-to-homeowner" digital and social marketing strategy that has transformed the homeowner's purchase journey. Through this marketing strategy, we are able to create demand for our pools and to provide high quality, purchase-ready consumer leads to our dealer partners.

Partnership with our dealers is integral to our collective success, and we have enjoyed long-tenured relationships averaging over 14 years. We support our dealer network with business development tools, co-branded marketing programs.

The full resources of our company are dedicated to designing and manufacturing high-quality pool products, with the homeowner in mind, and positioning ourselves as a value-added partner to our dealers.

We conduct our business as one operating and reportable segment that designs, manufactures, and markets in-ground swimming pools, pool covers, and pool liners.

Our operations consist of approximately 1,800 employees across about 30 locations. The broad geographic reach of our national manufacturing and distribution network allows us to service our customers on short lead times and to deliver our products in a cost-effective manner. Our mission is to design and manufacture high-quality pool products, with the homeowner in mind, and to be a value-added partner to our dealers.

Recent Developments

Highlights for the year ended December 31, 2024

- Decrease in net sales of 10.2%, or $58.0 million, to $508.5 million for the year ended December 31, 2024, compared to $566.5 million for the year ended December 31, 2023.

- Increase in net loss of $15.5 million, to $17.9 million for the year ended December 31, 2024, compared to a net loss of $2.4 million for the year ended December 31, 2023, representing a 3.5% net loss margin for the year ended December 31, 2024.

- Decrease in Adjusted EBITDA (as defined below) of $7.8 million, to $80.2 million for the year ended December 31, 2024, compared to $88.0 million for the year ended December 31, 2023.

Business Update

Ongoing macroeconomic softness has impacted and is expected to continue to impact consumer spending and demand. As anticipated, this resulted in a decline in new in-ground residential pool installations during the year ended December 31, 2024. Within our in-ground pool product line, fiberglass pools continue to show strength relative to packaged pools.

We continue to make progress executing our strategy to drive adoption and awareness of fiberglass pools and automatic safety covers and gain additional operating efficiencies through value engineering and lean manufacturing initiatives. We continue to take a disciplined approach to capital investments, with the focus on the completion of previously announced projects such as our recent multi-year capital plan to invest in our facilities, technology and systems. Notably, this involves continued investment in our sales, marketing, engineering and research and development efforts that are designed to accelerate conversion to fiberglass pool products and ongoing digital transformation programs.

As previously disclosed, we have responded to economic uncertainty by implementing cost reduction programs and lean manufacturing initiatives that structurally reduce our cost basis, while maintaining capacity.

We believe that Latham's financial model has changed structurally, which has increased our underlying earnings capabilities amid an industry recovery. We are increasing our investments in sales and marketing and product development initiatives to ensure that we capture an incremental share of in-ground pool sales once volumes rebound.

Strategic Acquisition

Strategic transactions continue to be part of our growth strategy. On August 2, 2024, we completed a stock acquisition of Coverstar Central, our exclusive dealer of automatic safety covers in 29 states – mainly in the center of the U.S. Coverstar Central has been our trusted partner since 2006, and this acquisition represents a valuable strategic opportunity that we expect to benefit from in multiple ways. First, the vertical integration of our automatic safety cover product line in the acquired geographies is expected to increase margins. Second, as one company with a fully integrated sales and marketing strategy, we expect to accelerate the sales growth of this product line. Finally, we see opportunities to leverage Coverstar Central's long-standing relationships with pool builders in its markets to increase the awareness of, and conversion to, fiberglass pools. The Coverstar Central Acquisition was immediately accretive to our net income, Adjusted EBITDA and Adjusted EBITDA margin for the fiscal year ended December 31, 2024 and will enhance our gross margins in the long-term. The cash purchase price was $64.5 million, net of cash acquired. The transaction was fully funded with cash on hand. With key integration activities completed, we are moving forward with a unified sales and marketing strategy designed to accelerate the sales growth of this product line. We further strengthened our position in this growing category by acquiring two of our smaller autocover dealers in February of this year.

Key Factors Affecting our Performance

Our results of operations and financial condition are affected by the following factors, which reflect our operating philosophy and focus on designing, manufacturing, and marketing high quality and innovative pools and pool covers for the in-ground swimming pool market.

Volume of Products Sold

Our net sales depend primarily on the volume of products we sell during any given period, and volume is affected by the following items, among others:

- *Sales, distribution, and marketing:* While we have traditionally relied on our dealers and distributors to raise awareness of our products, we pioneered the first "direct-to-homeowner" digital and social marketing strategy that has transformed the homeowner's purchase journey. Through this marketing strategy, we are able to create demand for our pools and generate and provide high quality, purchase-ready consumer leads to our dealer partners.

In order to strengthen our relationship with our loyal dealer partners, we have implemented "Latham Grand," a key dealer strategy whereby we have secured exclusivity from over 300 of our largest dealers in North America. We also have a strong distribution network as a result of over 475 distributor branch locations that represent our products. Through our significant investments in partnerships with dealers and distributors and our consumer-oriented marketing efforts, we have created both a "push and pull" demand dynamic for our products in the marketplace. We invest in our exclusive dealers through localized marketing spend, co-branding opportunities, tailored offerings, and priority lead generation. We also provide our dealers with enhanced product literature, in-store display samples, and other initiatives to drive sales. We have directed a significant portion of our advertising spend to digital channels, including social media and search advertising. Our improved digital marketing engine has the ability to strategically target market spend and to generate leads in territories where dealers have capacity to install more pools, markets where we are underpenetrated, or simply into the largest in-ground swimming pool markets. Our volume of product sales in a given period will be impacted by changes in our distribution platform and by our ability to generate leads for our dealers.

- *Material conversion:*   We have continued to consummate sales of our products through our focused efforts to drive material conversion and market penetration of our products, specifically our fiberglass pools, which continue to take market share from traditional concrete pools and enable meaningfully improved economics for consumers, dealers, and pool installers. From our perspective this will be a long-term trend toward material conversion from traditional concrete pools. We believe that our fiberglass pools offer a compelling value proposition because of their lower up-front and lifecycle cost of ownership, less maintenance, higher quality, lower usage of harsh chemicals, quicker installation, and more convenient experience, compared to products manufactured from traditional materials. We anticipate that sales of our fiberglass pool products will continue to benefit from material conversion. The success of our efforts to drive conversion during any given period will impact the volume of our products sold during that period.

- *Product innovation*:   We continue to develop and introduce innovative products to accelerate material conversion and to expand our markets. The continuous evolution and expansion of our product portfolio is critical to our future sales growth, expansion of market share, and overall success. Our broad product offering allows dealers and distributors to offer consumers a wide variety of innovative pool shapes, depths, and lengths. Specifically, our innovative fiberglass pool offering employs the most durable components, consisting of a carbon fiber, Kevlar, and ceramic fiberglass build. Our use of innovative technology and premium materials result in long-lasting products that not only require lower up-front costs, but also save homeowners time and money from continuous maintenance throughout the product lifecycle. We expect that new products will enhance our ability to compete with traditional materials at a variety of price points, and that we will continue to devote significant resources to developing innovative new products. The volume of our products sold during a given period will depend in part on our successfully introducing new products that generate additional demand, as well as the extent to which new products may impact our sales of existing products.

- *Economic conditions*:   Demand for our products is affected by a number of economic factors impacting our customers and consumers. Customers typically pay for their new pools from assets on hand or from borrowing. A frequent source of borrowing is home equity financing, and accordingly, the level of equity in homes will affect consumers' ability to obtain a home equity line of credit and to engage in backyard renovations that would result in purchases of our products. Demand for our products is also affected by the level of interest rates and the availability of credit, consumer confidence and spending, housing affordability, demographic trends, employment levels, and other macroeconomic factors that may influence the extent to which consumers engage in renovations to their backyard, including pool installation projects to enhance the outdoor living spaces of their homes.

- *Seasonality and weather:*   Although we generally have demand for our products throughout the year, our business is seasonal, and weather is one of the principal external factors affecting the business. In general, net sales and net income are highest during spring and summer, representing the peak months of swimming pool use, pool installation and remodeling and repair activities. Severe weather also may play a role in affecting sales growth, as particularly rainy or cold years tend to slow the volume of sales, including as a result of complicating conditions for pool installations. Catastrophic events, such as hurricanes, tornadoes, and

earthquakes can cause interruptions to our operations, as well as our dealers and distributors, and may cause customers to delay purchases. These scenarios are partially mitigated by our geographic diversity, both across the United States and through international markets.

Pricing

In general, our products are priced to be competitive in the in-ground swimming pool market, including the prices for concrete pools, and to keep in line with changes in our input costs.

Cost and Availability of Materials

Raw material costs, including costs of PVC plastic, galvanized steel, fiberglass, aluminum, various resins, high impact polystyrene, gelcoat and polypropylene fabric, represent a majority of our cost of sales. Our supply agreements with key suppliers are typically negotiated on an annual basis. The cost of the raw materials used in our manufacturing processes is subject to volatility and has been affected by changes in supply and demand. We have minimal fixed-price contracts with our major vendors. We have not entered into hedges of our raw material costs historically, but we may choose to enter into such hedges in the future.

Prices for spot market purchases are negotiated on a continuous basis in line with current market prices. Other than occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis. Changes in prices of our raw materials have a direct impact on our cost of sales.

Acquisitions and Partnerships

On August 2, 2024, we acquired Coverstar Central, our exclusive dealer of automatic safety covers. This acquisition has allowed us to vertically integrate the automatic safety cover product line and to align on sales and marketing strategies.

On November 8, 2022, we acquired certain fiberglass pool manufacturing assets in Seminole, Oklahoma, which qualified as a business combination. This acquisition replaced lost fiberglass manufacturing capacity in Odessa, TX because of a plant fire and placed our production closer to strong consumer markets in the region.

The consolidated financial statements include the results of operations of these acquisitions since their respective acquisition dates. The total purchase consideration was allocated to the assets acquired and liabilities assumed at their estimated fair values as of the date of acquisition, as determined by management. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed has been recorded as goodwill.

On October 30, 2020, we entered into a long-term strategic partnership with and acquired a minority interest in Premier Pools & Spas, a pool builder focusing on in-ground swimming pools. The purpose of this investment in Premier Pools & Spas is to help expand our sales and distribution channels. Products are sold directly to the franchisees, third parties independent of Premier Pools & Spas, and are therefore not considered related party transactions. Our investment in Premier Pools & Spas is reflected as an equity method investment on our consolidated balance sheet as of December 31, 2024 and 2023, and our proportionate share of earnings or losses of Premier Pools & Spas is recognized in earnings (losses) from equity method investment in our consolidated statement of operations on a three-month lag.

Key Performance Indicators

Net Sales

We derive our revenue from the design, manufacture, and sale of in-ground swimming pools, pool covers, and pool liners. We sell fiberglass pools, which are one-piece manufactured fiberglass pools that are ready to be installed in a consumer's backyard, and custom vinyl pools, which are manufactured pools that are made out of non-corrosive steel or composite polymer frame, on top of which a vinyl liner is installed. We sell liners for the interior surface of vinyl pools (including pools that were not manufactured by us). We also sell all-season covers, which are winterizing mesh or solid

pool covers that protect pools against debris and cold or inclement weather, and automatic safety covers for pools that can be operated with a switch.

Our sales are made through one-step and two-step business-to-business distribution channels. In our one-step distribution channel, we sell our products directly to dealers who, in turn, sell our products to consumers. In our two-step distribution channel, we sell our products to distributors who warehouse our products and sell them on to dealers, who ultimately sell our products to consumers.

Each product shipped is considered to be one performance obligation. With the exception of our extended service warranties and our custom product contracts, we recognize our revenue when control of our promised goods is transferred to our customers (dealer in one-step distribution channel or distributor in two-step distribution channel), either upon shipment or arrival at our customer's destination depending upon the terms of the purchase order. Sales are recognized net of any estimated rebates, returns, allowances, cash discounts or other sales incentives. Revenue that is derived from our extended service warranties, which are separately priced and sold, is recognized over the term of the contracts. Revenue from custom products is recognized over time utilizing an input method that compares the cost of cumulative work-in-process to date to the most current estimates for the entire cost of the performance obligation. See "— *Critical Accounting Policies and Estimates — Revenue Recognition*."

Gross Margin

Gross margin is gross profit as a percentage of our net sales. Gross margin depends upon several factors, such as the prices we charge buyers, changes in prices of raw materials, the volume and relative sales mix among product lines, and plant performance, among other factors. Gross margin is also impacted by the costs of distribution and occupancy costs, which can vary.

Our gross profit is variable in nature and generally follows changes in net sales. The components of our cost of sales may not be comparable to the components of cost of sales or similar measures of other companies. As a result, our gross profit and gross margin may not be comparable to similar data made available by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are key metrics used by management and our Board to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA margin are also frequently used by analysts, investors, and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures. We use Adjusted EBITDA and Adjusted EBITDA margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to utilize as a significant performance metric in our annual management incentive bonus plan compensation, and to compare our performance against that of other companies using similar measures. We have presented Adjusted EBITDA and Adjusted EBITDA margin solely as supplemental disclosures because we believe they allow for a more complete analysis of results of operations and assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, such as (i) depreciation and amortization, (ii) interest expense, net, (iii) income tax expense (benefit), (iv) loss (gain) on sale and disposal of property and equipment, (v) restructuring charges, (vi) stock-based compensation expense, (vii) unrealized (gains) losses on foreign currency transactions, (viii) strategic initiative costs, (ix) acquisition and integration related costs, (x) loss on extinguishment of debt, (xi) underwriting fees related to offering of common stock, (xii) the Odessa fire and other such unusual events, and (xiii) other.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and should not be considered as alternatives to net income (loss) as a measure of financial performance or any other performance measure derived in accordance with GAAP, and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. There can be no assurance that we will not modify the presentation of Adjusted EBITDA and

Adjusted EBITDA margin in the future, and any such modification may be material. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed to imply that our future results will be unaffected by any such adjustments. In addition, other companies, including companies in our industry, may not calculate Adjusted EBITDA and Adjusted EBITDA margin at all or may calculate Adjusted EBITDA and Adjusted EBITDA margin differently and accordingly, are not necessarily comparable to similarly entitled measures of other companies, which reduces the usefulness of Adjusted EBITDA and Adjusted EBITDA margin as tools for comparison.

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful measurements for investors as they help identify underlying trends that could otherwise be masked by certain expenses that we do not consider indicative of our ongoing operating performance. We also use Adjusted EBITDA and Adjusted EBITDA margin for planning purposes, assessing our financial performance, and other strategic decisions. For a discussion of Adjusted EBITDA and Adjusted EBITDA margin and the limitations on their use, and the reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, and our calculation of Adjusted EBITDA margin see "— Non-GAAP Financial Measures" below.

Results of Operations

Year ended December 31, 2024 Compared to Year ended December 31, 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Year Ended December 31,					
	2024	% of Net Sales	2023	% of Net Sales	Change Amount	Change % of Net Sales
	(dollars in thousands)					
Net sales	$ 508,520	100.0 %	$ 566,492	100.0 %	$ (57,972)	— %
Cost of sales	354,776	69.8 %	413,548	73.0 %	(58,772)	(3.2)%
Gross profit	153,744	30.2 %	152,944	27.0 %	800	3.2 %
Selling, general, and administrative expense	108,364	21.3 %	110,296	19.5 %	(1,932)	1.8 %
Amortization	27,103	5.3 %	26,519	4.7 %	584	0.6 %
Income from operations	18,277	3.6 %	16,129	2.8 %	2,148	0.8 %
Other expense (income):						
Interest expense, net	24,840	4.9 %	30,916	5.5 %	(6,076)	(0.6)%
Other expense (income), net	6,237	1.2 %	(1,004)	(0.2)%	7,241	1.4 %
Total other expense, net	31,077	6.1 %	29,912	5.3 %	1,165	0.8 %
Earnings from equity method investment	4,060	0.8 %	3,723	0.7 %	337	0.1 %
Loss before income taxes	(8,740)	(1.7)%	(10,060)	(1.8)%	1,320	0.1 %
Income tax expense (benefit)	9,120	1.8 %	(7,672)	(1.4)%	16,792	3.2 %
Net loss	$ (17,860)	(3.5)%	$ (2,388)	(0.4)%	$ (15,472)	(3.1)%
Adjusted EBITDA	$ 80,219	15.8 %	$ 88,025	15.5 %	$ (7,806)	0.3 %

Net Sales

Net sales was $508.5 million for the year ended December 31, 2024, compared to $566.5 million for the year ended December 31, 2023. The $58.0 million, or 10.2%, decrease in net sales was driven by a $55.1 million decrease from volume and a $2.9 million decrease from pricing. The $55.1 million volume decrease was largely driven by soft industry conditions. The decrease in total net sales across our product lines was $38.6 million for in-ground swimming pools, $9.7 million for liners and $9.6 million for covers.

Cost of Sales and Gross Margin

Cost of sales was $354.8 million for the year ended December 31, 2024, compared to $413.5 million for the year ended December 31, 2023, and decreased as a percentage of net sales by 3.2%. Gross margin increased by 3.2% to 30.2% for the year ended December 31, 2024, compared to 27.0% for the year ended December 31, 2023. The $58.7 million, or 14.2%, decrease in cost of sales was primarily the result of a decrease in sales volume. The 3.2% increase in gross margin was primarily driven by production efficiencies from lean manufacturing and value engineering initiatives, improved procurement, and modest deflation.

Selling, General, and Administrative Expense

Selling, general, and administrative expense was $108.4 million for the year ended December 31, 2024, compared to $110.3 million for the year ended December 31, 2023, and increased as a percentage of net sales by 1.8%. The $1.9 million, or 1.8%, decrease in selling, general, and administrative expense was primarily driven by an $11.3 million reduction in non-cash stock-based compensation expenses, as well as our cost containment initiatives and restructuring programs, which were partially offset by approximately $8 million in higher performance-based

compensation and higher sales and marketing spend to gain share in the Sand States and further strengthen our market position.

Amortization

Amortization was $27.1 million for the year ended December 31, 2024, compared to $26.5 million for the year ended December 31, 2023. The $0.6 million, or 2.2%, increase in amortization was driven by the acquisition of Coverstar Central.

Interest Expense, Net

Interest expense, net was $24.8 million for the year ended December 31, 2024, compared to $30.9 million for the year ended December 31, 2023. The $6.1 million, or 19.7%, decrease in interest expense, net was primarily the result of the change in the fair value of our interest rate swap, compared to the year ended December 31, 2023.

Other Expense (Income), Net

Other expense (income), net was $6.2 million for the year ended December 31, 2024, compared to $ (1.0) million for the year ended December 31, 2023. The $7.2 million increase in other expense (income), net was primarily driven by an unfavorable change in net foreign currency transaction gains and losses associated with our international subsidiaries.

Earnings from Equity Method Investments

Earnings from equity method investment of Premier Pools & Spas was $4.1 million for the year ended December 31, 2024, compared to $3.7 million for the year ended December 31, 2023, primarily because of the financial performance of Premier Pools & Spas.

Income Tax Expense (Benefit)

Income tax expense was $9.1 million for the year ended December 31, 2024, compared to a $ (7.7) million income tax benefit for the year ended December 31, 2023. Our effective tax rate was (104.3)% for the year ended December 31, 2024, compared to 76.3% for the year ended December 31, 2023. The income tax expense of $9.1 million for the year ended December 31, 2024 was primarily due to the valuation allowance established on foreign deferred tax assets, the effects of branch accounting and the jurisdictional mix of income. The income tax benefit of $7.7 million for the year ended December 31, 2023 was primarily due to a $10.3 million benefit related to the release of uncertain tax positions and a $2.1 million benefit related to restructuring, partially offset by $3.1 million expense related to a change in valuation allowance and non-deductible stock compensation of $2.4 million.

Net Loss

Net loss was $17.9 million for the year ended December 31, 2024, compared to $2.4 million for the year ended December 31, 2023. The $15.5 million, or 647.9%, increase in net loss was primarily driven by the factors described above.

Net Loss Margin

Net loss margin was 3.5% for the year ended December 31, 2024, compared to net loss margin of 0.4% for the year ended December 31, 2023. The 3.1% increase in net loss margin was driven by a $15.5 million increase in net loss and a $58.0 million decrease in net sales, compared to the year ended December 31, 2023 because of the factors described above.

Adjusted EBITDA

Adjusted EBITDA was $80.2 million for the year ended December 31, 2024, compared to $88.0 million for the year ended December 31, 2023. The $7.8 million, or 8.9%, decrease in Adjusted EBITDA was primarily because of higher performance-based compensation and increased investment in sales and marketing programs to further strengthen our market position. For a discussion of Adjusted EBITDA and Adjusted EBITDA margin and the limitations on their use, and the reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, and our calculation of Adjusted EBITDA margin see "— Non-GAAP Financial Measures" below.

Adjusted EBITDA Margin

Adjusted EBITDA margin was 15.8% for the year ended December 31, 2024, compared to 15.5% for the year ended December 31, 2023.

Year ended December 31, 2023 Compared to Year ended December 31, 2022

	2023	% of Net Sales	2022	% of Net Sales	Change Amount	Change % of Net Sales
	Year Ended December 31,					
			(dollars in thousands)			
Net sales	$ 566,492	100.0 %	$ 695,736	100.0 %	$ (129,244)	— %
Cost of sales	413,548	73.0 %	479,267	68.9 %	(65,719)	4.1 %
Gross profit	152,944	27.0 %	216,469	31.1 %	(63,525)	(4.1)%
Selling, general, and administrative expense	110,296	19.5 %	146,842	21.1 %	(36,546)	(1.6)%
Underwriting fees related to offering of common stock	—	— %	11,437	1.6 %	(11,437)	(1.6)%
Amortization	26,519	4.7 %	28,180	4.1 %	(1,661)	0.6 %
Income from operations	16,129	2.8 %	30,010	4.3 %	(13,881)	(1.5)%
Other expense (income):						
Interest expense, net	30,916	5.5 %	15,753	2.3 %	15,163	3.2 %
Loss on extinguishment of debt	—	— %	3,465	0.5 %	(3,465)	(0.5)%
Other (income) expense, net	(1,004)	(0.2)%	1,301	0.1 %	(2,305)	(0.3)%
Total other expense, net	29,912	5.3 %	20,519	2.9 %	9,393	2.4 %
Earnings from equity method investment	3,723	0.7 %	4,230	0.6 %	(507)	0.1 %
(Loss) income before income taxes	(10,060)	(1.8)%	13,721	2.0 %	(23,781)	(3.8)%
Income tax (benefit) expense	(7,672)	(1.4)%	19,415	2.8 %	(27,087)	(4.2)%
Net loss	$ (2,388)	(0.4)%	$ (5,694)	(0.8)%	$ 3,306	0.4 %
Adjusted EBITDA	$ 88,025	15.5 %	$ 143,252	20.6 %	$ (55,227)	(5.1)%

For discussion on comparison of the years ended December 31, 2023 and 2022, see the Results of Operations section disclosed in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 13, 2024.

Non-GAAP Financial Measures

We track our non-GAAP financial measures to monitor and manage our underlying financial performance. The following discussion includes the presentation of Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP financial measures that exclude the impact of certain costs, losses and gains that are required to be included in our profit and loss measures under GAAP. Although it is our view these measures are useful to investors and analysts for the same reasons it is useful to management, as discussed below, these measures are neither a substitute for, nor superior to, U.S. GAAP financial measures or disclosures. Other companies may calculate similarly-titled non-GAAP measures differently, limiting their usefulness as comparative measures. To address these limitations, we have reconciled Adjusted EBITDA to the applicable most comparable GAAP measure, net income (loss), throughout this Annual Report.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are key metrics used by management and our Board to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA margin are also frequently used by analysts, investors, and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures. We use Adjusted EBITDA and Adjusted EBITDA margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to utilize as a significant performance metric in our annual management incentive bonus plan compensation, and to compare our performance against that of other companies using similar measures. We have presented Adjusted EBITDA and Adjusted EBITDA margin solely as

supplemental disclosures because we believe they allow for a more complete analysis of results of operations and assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, such as (i) depreciation and amortization, (ii) interest expense, net, (iii) income tax expense (benefit), (iv) loss (gain) on sale and disposal of property and equipment, (v) restructuring charges, (vi) stock-based compensation expense, (vii) unrealized (gains) losses on foreign currency transactions, (viii) strategic initiative costs, (ix) acquisition and integration related costs, (x) loss on extinguishment of debt, (xi) underwriting fees related to offering of common stock, (xii) the Odessa fire and other such unusual events, and (xiii) other.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and should not be considered as alternatives to net income (loss) as a measure of financial performance or any other performance measure derived in accordance with GAAP, and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. There can be no assurance that we will not modify the presentation of Adjusted EBITDA and Adjusted EBITDA margin in the future, and any such modification may be material. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed to imply that our future results will be unaffected by any such adjustments. In addition, other companies, including companies in our industry, may not calculate Adjusted EBITDA and Adjusted EBITDA margin at all or may calculate Adjusted EBITDA and Adjusted EBITDA margin differently and accordingly, are not necessarily comparable to similarly entitled measures of other companies, which reduces the usefulness of Adjusted EBITDA and Adjusted EBITDA margin as tools for comparison.

Adjusted EBITDA and Adjusted EBITDA margin have their limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA and Adjusted EBITDA margin:

- do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

- do not reflect changes in our working capital needs;

- do not reflect the interest expense, or the amounts necessary to service interest or principal payments, on our outstanding debt;

- do not reflect income tax (benefit) expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;

- do not reflect non-cash stock-based compensation, which will remain a key element of our overall compensation package; and

- do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

Although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA and Adjusted EBITDA margin, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any costs of such replacements.

Management compensates for these limitations by primarily relying on our GAAP results, while using Adjusted EBITDA and Adjusted EBITDA margin as supplements to the corresponding GAAP financial measures.

The following table provides a reconciliation of our net loss to Adjusted EBITDA for the periods presented and the calculation of Adjusted EBITDA margin:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Net loss	$ (17,860)	$ (2,388)	$ (5,694)
Depreciation and amortization	44,446	40,751	38,175
Interest expense, net	24,840	30,916	15,753
Income tax expense (benefit)	9,120	(7,672)	19,415
Loss on sale and disposal of property and equipment	408	138	193
Restructuring charges[a]	512	3,727	1,607
Stock-based compensation expense[b]	7,392	18,804	50,634
Unrealized losses (gains) on foreign currency transactions[c]	6,223	(110)	2,534
Strategic initiative costs[d]	3,329	4,092	3,948
Acquisition and integration related costs[e]	2,348	911	326
Loss on extinguishment of debt[f]	—	—	3,465
Underwriting fees related to offering of common stock[g]	—	—	11,437
Odessa fire[h]	—	(2,600)	869
Other[i]	(539)	1,456	590
Adjusted EBITDA	$ 80,219	$ 88,025	$ 143,252
Net sales	$ 508,520	$ 566,492	$ 695,736
Net loss margin	(3.5)%	(0.4)%	(0.8)%
Adjusted EBITDA margin	15.8 %	15.5 %	20.6 %

(a) Represents costs related to a cost reduction plan that includes severance and other costs for our executive management changes and additional costs related to our cost reduction plans, which include further actions to reduce our manufacturing overhead by reducing headcount in addition to facility shutdowns.

(b) Represents non-cash stock-based compensation expense.

(c) Represents unrealized foreign currency transaction losses associated with our international subsidiaries.

(d) Represents fees paid to external consultants and other expenses for our strategic initiatives.

(e) Represents acquisition and integration costs as well as other costs related to potential transactions.

(f) Represents the loss on extinguishment of debt in connection with our debt refinancing on February 23, 2022.

(g) Represents underwriting fees related to our offering of common stock that was completed in January 2022.

(h) Represents costs incurred and insurance recoveries related to a production facility fire in Odessa, Texas.

(i) Other costs consist of other discrete items as determined by management, primarily including: (i) fees paid to external advisors for various matters, (ii) other items.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are net cash provided by operating activities and availability under our Revolving Credit Facility. Historically, we have funded working capital requirements, capital expenditures, payments related to acquisitions, and debt service requirements with internally generated cash on hand, through borrowings under our credit facilities, and through the issuance of shares of our common stock. Our primary cash needs are to fund working capital, capital expenditures, debt service requirements, and any acquisitions or investments we may undertake.

As of December 31, 2024, we had $56.4 million of cash, $281.5 million of outstanding borrowings, and an additional $75.0 million of availability under our Revolving Credit Facility. On August 2, 2024, we completed the Coverstar Central Acquisition. The purchase price was $64.5 million, subject to certain adjustments, including for working capital, as compared to an agreed upon target and transaction expenses. The Coverstar Central Acquisition was fully funded with cash on hand. While our existing cash balances and net cash provided by operating activities have generally been sufficient to fund our general corporate and working capital needs, our use of significant existing cash on hand to fund the Coverstar Central Acquisition may require us in the future to utilize a portion of our borrowing availability under our Revolving Credit Facility.

Our primary working capital requirements are for the purchase of inventory, payroll, rent, facility costs and other selling, general, and administrative costs. Our working capital requirements fluctuate during the year, driven primarily by seasonality and the timing of raw material purchases. Our capital expenditures are primarily related to our growth strategy, including production capacity, storage, and delivery equipment. We are in the middle of our digital transformation effort to upgrade all of our technology and enterprise resource planning systems. We expect to fund these capital expenditures from net cash provided by operating activities or the utilization of a portion of our borrowing availability under our Revolving Credit Facility.

It is our belief that our existing cash, cash generated from operations and availability under our Revolving Credit Facility, will be adequate to fund our operating expenses and capital expenditure requirements over the next 12 months, as well as our longer-term liquidity needs. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may issue debt or equity securities, which may provide an additional source of liquidity. However, there can be no assurance equity or debt financing will be available to us when we need it or, if available, the terms will be satisfactory to us and not dilutive to our then-current stockholders.

Our Indebtedness

On February 23, 2022, Latham Pool Products, Inc. ("Latham Pool Products"), our wholly owned subsidiary, entered into the Credit Agreement with Barclays Bank PLC (the "Credit Agreement"), which provides a senior secured multicurrency revolving line of credit (the "Revolving Credit Facility") in an initial principal amount of $75.0 million and a U.S. Dollar senior secured term loan (the "Term Loan") in an initial principal amount of $325.0 million. On the closing date, proceeds under the agreement were used to repay and replace $294.0 million under, and terminate, the previous credit agreement and for general corporate purposes.

Revolving Credit Facility

The Revolving Credit Facility may be utilized to finance ongoing general corporate and working capital needs and permits Latham Pool Products to borrow loans in U.S. Dollars, Canadian Dollars, Euros and Australian Dollars. The Revolving Credit Facility matures on February 23, 2027. Loans outstanding under the Revolving Credit Facility denominated in U.S. Dollars and Canadian Dollars bear interest, at the borrower's option, at a rate per annum based on Term SOFR or CDO (each, as defined in the Credit Agreement), as applicable, plus a margin of 3.50%, or at a rate per annum based on the Base Rate or the Canadian Prime Rate (each, as defined in the Credit Agreement), plus a margin of 2.50%. Loans outstanding under the Revolving Credit Facility denominated in Euros or Australian Dollars bear interest based on EURIBOR or the AUD Rate (each, as defined in the Credit Agreement), respectively, plus a margin of 3.50%.

A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility. The commitment fee is due and payable quarterly in arrears and is, initially, 0.375% per annum and will, thereafter, accrue at a rate per annum ranging from 0.25% to 0.50%, depending on the First Lien Net Leverage Ratio. The Revolving Credit Facility is not subject to amortization.

Term Loan

The Term Loan matures on February 23, 2029. Loans outstanding under the Term Loan bear interest, at the borrower's option, at a rate per annum based on Term SOFR (as defined in the Credit Agreement), plus a margin ranging from 3.75% to 4.00%, depending on the First Lien Net Leverage Ratio (as defined in the Credit Agreement, the "First Lien Net Leverage Ratio"), or based on the Base Rate (as defined in the Credit Agreement), plus a margin ranging from 2.75% to 3.00%, depending on the First Lien Net Leverage Ratio. Loans under the Term Loan are subject to scheduled quarterly amortization payments equal to 0.25% of the initial principal amount of the Term Loan.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,					
	2024		2023		2022	
	(in thousands)					
Net cash provided by operating activities	$	61,307	$	116,369	$	32,309
Net cash used in investing activities		(84,643)		(31,726)		(45,018)
Net cash (used in) provided by financing activities		(22,021)		(13,875)		3,775
Effect of exchange rate changes on cash		(1,008)		(631)		(2,392)
Net (decrease) increase in cash	$	(46,365)	$	70,137	$	(11,326)

Operating Activities

During the year ended December 31, 2024, operating activities provided $61.3 million of cash. Net loss, after adjustments for non-cash items, provided cash of $50.8 million. Cash provided by operating activities was further driven by changes in our operating assets and liabilities, which provided $10.5 million. Net cash provided in changes in our operating assets and liabilities for the year ended December 31, 2024 consisted primarily of a $22.7 million decrease in inventories and a $1.3 million decrease in other assets, partially offset by a $4.0 million decrease in accounts payable, a $3.0 million increase in income tax receivable, a $2.4 million increase in trade receivables, a $2.0 million increase in prepaid expenses and other current assets, a $1.3 million decrease in accrued expenses and other current liabilities and a $0.7 million decrease in other long-term liabilities. The change in trade receivables was primarily driven by the amount and timing of net sales, and the decrease in inventories was primarily driven by a business decision to right size our inventory levels to better align with demand. The changes in accrued expenses and other current liabilities, and accounts payable were primarily because of volume of purchases and timing of payments, as well as an increase in incentive compensation.

During the year ended December 31, 2023, operating activities provided $116.4 million of cash. Net loss, after adjustments for non-cash items, provided cash of $57.1 million. Cash provided by operating activities was further driven by changes in our operating assets and liabilities, which provided $59.3 million. Net cash provided in changes in our operating assets and liabilities for the year ended December 31, 2023 consisted primarily of a $68.2 million decrease in inventories, a $13.0 million decrease in trade receivables, a $2.8 million increase in other long-term liabilities and a $1.3 million decrease in income tax receivable, partially offset by a $11.9 million decrease in accrued expenses and other current liabilities, a $8.5 million decrease in accounts payable, a $4.3 million increase in other assets and a $1.3 million increase in prepaid expenses and other current assets. The change in trade receivables was primarily driven by the amount and timing of net sales, and the decrease in inventories was primarily driven by a business decision to right size our inventory levels to better align with demand. The changes in accrued expenses and other current liabilities, and accounts payable were primarily because of volume of purchases and timing of payments.

Investing Activities

During the year ended December 31, 2024, investing activities used $84.6 million of cash, consisting of our acquisition of Coverstar Central for $64.5 million and the purchase of property and equipment for $20.1 million. The purchase of property and equipment was primarily to expand capacity for production and diversify offerings, especially for fiberglass pools, as well as our ongoing digital transformation project.

During the year ended December 31, 2023, investing activities used $31.7 million of cash, primarily consisting of the purchase of property and equipment for $33.2 million partially offset by capital reimbursed from insurance proceeds for $1.5 million. The purchase of property and equipment was primarily to expand capacity for production, especially for fiberglass pools.

Financing Activities

During the year ended December 31, 2024, financing activities used $22.0 million of cash, consisting of repayments on long-term debt borrowings of $21.2 million, and repayments of finance lease obligations of $0.8 million.

During the year ended December 31, 2023, financing activities used $13.9 million of cash, primarily consisting of repayments on revolving credit facilities of $48.0 million, repayments on long-term debt borrowings of $13.2 million, and repayments of finance lease obligations of $0.6 million, partially offset by borrowings on revolving credit facilities of $48.0 million.

For discussion on operating, investing, and financing activities of the year ended December 31, 2022, see the Liquidity and Capital Resources section disclosed in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 13, 2024.

Inflation

We are experiencing inflationary pressures in certain areas of our business, including with respect to our employee wages, although, to date, we have been able to offset such pressures, to some extent, through price increases and other measures. We cannot, however, predict any future trends in the rate of inflation or associated increases in our operating costs and how that may impact our business. There is a substantial risk that demand for our products may continue to soften as we continue to increase the prices of our products to offset the inflationary pressure.

Contractual Obligations

Our largest contractual obligations as of December 31, 2024 consisted of principal payments related to our long-term indebtedness that are included in our consolidated balance sheet and the related periodic interest payments, and non-cancelable operating leases. For a description of our contractual obligations and commitments, see Notes 9 and 13 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. Throughout the preparation of these financial statements, we have made estimates and assumptions that impact the reported amounts of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and revenues and expenses during the reporting period. These estimates are based on historical results, trends, and other assumptions we estimate to be reasonable. We evaluate these estimates on an ongoing basis. Actual results may differ from estimates.

Our significant accounting policies are presented in Note 2 to our Consolidated Financial Statements. We believe that the following critical accounting policies affect the most significant estimates and management judgments used in preparation of the consolidated financial statements.

Revenue Recognition

With the exception of our extended service warranties and our custom product contracts, we recognize our revenue at a point in time when control of the promised goods is transferred to our customers, and in an amount that reflects the consideration we expect to be entitled to in exchange for those goods. Control of the goods is considered to have been transferred upon shipping or upon arrival at the customer's destination, depending on the terms of the purchase order. Revenue that is derived from our extended service warranties, which are separately priced and sold, is recognized over the term of the contract. Revenue from custom products is recognized over time utilizing an input method that compares the cost of cumulative work-in-process to date to the most current estimates for the entire cost of the performance obligation. Custom products are generally delivered to the customer within three days of receipt of the purchase order. Each product shipped is considered to be one performance obligation. For each product shipped, the transaction price by product is specified in the purchase order.

We recognize revenue on the transaction price less any estimated rebates, returns, allowances, cash discounts, or other sales incentives. Customer rebates, returns, allowances, cash discounts, and other sales incentives are estimated by applying the portfolio approach using the most-likely-amount method and are recorded as a reduction to revenue.

Customer Rebates and Cash Discounts

We offer rebates to our customers based on factors such as the total amount of the customer's purchase and expected sales for a particular customer during the year. Rebates are estimated by applying the portfolio approach using the most-likely-amount method and are deducted from revenue at the time of sale. Estimates are updated each reporting period and are allocated accordingly to the performance obligations of the contract (the individual products).

Business Combinations

We account for business combinations that are deemed to be businesses under the acquisition method of accounting. Application of this method of accounting requires that the identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date. Any contingent assets acquired and contingent liabilities assumed are also recognized at fair value if we can reasonably estimate fair value during the measurement period. We remeasure any contingent liabilities at fair value in each subsequent reporting period. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment, based on available information at the time of acquisition and subsequently obtained during a measurement period up to one year following the date of acquisition, relating to events or circumstances that existed at the acquisition date. Management's judgment relies upon estimates and assumptions related to future cash flows, discount rates, useful lives of assets, market conditions, and other items. The fair value of intangible assets other than goodwill acquired in a business combination are estimated in accordance with the policy described below.

The fair value of intangible assets other than goodwill acquired in a business combination is recorded at fair value at the date of acquisition. Management values dealer relationships and franchise relationships using the multi-period excess earnings method. Under this method, the value of an intangible asset is equal to the present value of the after-tax cash flows attributable solely to the intangible asset, after making adjustments for the required return on and of the other associated assets. We value trade names, trademarks, and proprietary pool designs using the relief from royalty method. The relief-from-royalty method determines the present value of the economic royalty savings associated with the ownership or possession of the trade name, trademark, or proprietary pool design based on an estimated royalty rate applied to the cash flows to be generated by the business. The estimated royalty rate is determined based on the assessment of a reasonable royalty rate that a third party would negotiate in an arm's-length license agreement for the use of the trade name, trademark, or proprietary pool design.

Impairment of Goodwill

We evaluate goodwill for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. We have selected the first day of the fourth quarter to perform our annual goodwill impairment testing.

We may assess our goodwill for impairment initially using a qualitative approach, or step zero, to determine whether conditions exist to indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment requires significant judgments by management about economic conditions including the entity's operating environment, its industry and other market considerations, entity-specific events related to financial performance or loss of key personnel, and other events that could impact the reporting unit. If management concludes, based on assessment of relevant events, facts, and circumstances, that it is more likely than not that the reporting unit's fair value is greater than its carrying value, no further impairment testing is required.

If our assessment of qualitative factors indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then a quantitative assessment is performed. We may also elect to initially perform a quantitative analysis instead of starting with step zero. The quantitative analysis requires comparing the carrying value of the reporting unit, including goodwill, to its fair value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and no further testing is required. If the carrying amount of the reporting unit exceeds its fair value, there is an impairment of goodwill and an impairment loss is recorded. We calculate the impairment loss by comparing the fair value of the reporting unit less the carrying value, including goodwill. The goodwill impairment is limited to the carrying value of the goodwill.

Based on the results of the qualitative assessment performed for our one reporting unit, we determined that goodwill was not impaired at September 29, 2024. Based on the results of the quantitative assessment performed for our one reporting unit, we determined that goodwill was not impaired at October 1, 2023. However, if factors exist that could indicate an impairment in the future, including a sustained decrease in our stock price, we may be required to record impairment charges in future periods.

For our quantitative impairment test performed for our reporting unit at October 1, 2023, we estimated the fair value of our reporting unit based on a market approach. Under the market approach, we estimated the fair value of our single reporting unit based on enterprise value using our share price on the Nasdaq Global Select Market and an appropriate control premium. The market approach utilizes consideration of control premium associated with cost synergies that arise from obtaining control over a reporting unit and guideline transactions. The qualitative factors we assessed included economic conditions, industry and market considerations, cost factors, overall financial performance, and other entity specific events. In addition, we considered our market capitalization based on quoted market prices of our securities on the Nasdaq Global Select Market, adjusted for the effect of a control premium as contemplated by ASC 350.

Stock-Based Compensation

Stock-based compensation is measured and recognized based on the grant date fair value of the awards. The fair value of our common stock is determined based on the quoted market price of our common stock for purposes of computing stock-based compensation expense. For stock options and stock appreciation rights, we use a Black-Scholes model for estimating the grant date fair value. The Black-Scholes pricing model requires critical assumptions including risk-free rate, volatility, expected term and expected dividend yield. The expected term is computed using the simplified method. We use the simplified method to calculate expected term of the stock options since we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. We consider the historical volatility of our stock price, as well as implied volatility. We utilized a dividend yield of zero, as we have no history or plan of declaring dividends on our common stock. The assumptions underlying these valuations represented our best estimate, which involved inherent uncertainties and the application of judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our stock-based compensation expense could have been materially different.

For stock options, restricted stock awards, restricted stock units, stock appreciation rights and performance stock units, stock-based compensation is recognized using a graded vesting method over the requisite service period in which employees earn the awards. We account for forfeitures of stock-based awards as they occur rather than applying an estimated forfeiture rate to stock-based compensation expense.

Contemporaneously with the pricing of our initial public offering, on April 22, 2021, we effected the Latham Group, Inc. 2021 Omnibus Incentive Plan in which we granted to certain of our employees restricted stock awards, restricted stock units, and option awards inclusive of the as converted Class B units as a result of the Company's parent entity, Latham Investment Holdings, L.P. merged with and into Latham Group, Inc.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. We reduce deferred taxes by a valuation allowance when we conclude such deferred taxes are not more than likely to be realized. The determination of whether a deferred tax asset will be realized is made on both a jurisdictional basis and the use of our estimate of the recoverability of the deferred tax asset. In evaluating whether a valuation allowance is required under such rules, we consider all available positive and negative evidence, including our prior operating results, the nature and reason for any losses, our forecast of future taxable income in each respective tax jurisdiction and the dates on which any deferred tax assets are expected to expire. These assumptions require a significant amount of judgment, including estimates of future taxable income. As of December 31, 2024 and 2023, our valuation allowance was $8.7 million and $3.1 million, respectively. We continue to assess whether any significant changes in circumstances or assumptions have occurred that could materially affect our ability to realize deferred tax assets. We released the valuation allowance in 2021 since we believed we had sufficient positive evidence, including, but not limited to, three years' of cumulative pre-tax book income, including permanent adjustments and recent profits within taxing jurisdictions, to overcome any negative evidence related to loss utilization expiration periods.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. We classify interest and penalties related to unrecognized tax benefits as a component of income tax expense (benefit) within the consolidated statements of operations.

Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. In future periods, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Our liabilities for uncertain tax positions were $0.0 million and $0.0 million for the years ended December 31, 2024 and 2023, respectively. Changes in recognition and measurement estimates are recorded in income tax expense (benefit)and liability in the period in which such changes occur.

Emerging Growth Company Status

The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations, or cash flows is disclosed in Note 2 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial transaction. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices, and other market changes. We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through variable rate debt instruments and denominate some of our transactions in foreign currencies. Changes in these rates may have an impact on future cash flow and earnings. We manage these risks through normal operating and financing activities.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate risk relates to borrowings under the Credit Agreement. To meet our working capital needs, we borrow periodically on our Revolving Credit Facility under the Credit Agreement. As of December 31, 2024, we had outstanding borrowings of $288.1 million face value under our Term Loan and no borrowings on the Revolving Credit Facility. The Term Loan and Revolving Credit Facility bear interest at variable rates. Interest rate risk associated with our Credit Agreement is managed through an interest rate swap that was executed on March 10, 2023. The swap has an effective date of May 18, 2023 and a termination date of May 18, 2026. Under the terms of the swap, we fixed our SOFR borrowing rate on a notional amount of $161.0 million. The interest rate swap is not designated as a hedging instrument for accounting purposes. After inclusion of the notional amount of $161.0 million of our interest rate swap fixing a portion of the variable rate debt, $127.1 million, or 44.1%, of our debt is subject to variable rates. An increase or decrease of 1.0% in the effective interest rate would cause an increase or decrease to annual interest expense of approximately $1.3 million.

Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of cash and trade receivables. We may have bank deposits in excess of insurance limits of the Federal Deposit Insurance Corporation from time to time. We also have bank deposits in international accounts. We have not historically sustained any credit losses in such accounts and believe that we are not exposed to any significant credit risk related to our cash. We routinely review the financial strength of our customers before extending credit and believe that our trade receivables credit risk exposure is limited. Generally, we do not require collateral from our customers.

During the years ended December 31, 2024, 2023 and 2022, one customer represented approximately 21.0%, 20.3% and 20.3% of our net sales, respectively. As of December 31, 2024 and 2023, outstanding trade receivables related to this customer were $4.6 million and $2.6 million, respectively.

Foreign Currency Risk

Our foreign operations are denominated in local currency, which is the functional currency and is then translated to U.S. dollars. Assets and liabilities are translated using the current rate of exchange at the balance sheet date or historical rates of exchange, as applicable. Revenue and expenses are translated using the average monthly exchange rates prevailing throughout the reporting period. The related foreign currency translation adjustments are recorded as a component of accumulated other comprehensive (income) loss in stockholders' equity.

Additionally, our Canadian subsidiaries, which have Canadian dollar functional currencies, purchase some inventory with U.S. dollars, resulting in payables that are denominated in U.S. dollars. This exposes us to the risk of fluctuations in foreign currency exchange rates until the time of payment. Transaction gains and losses associated with purchases made by Canadian subsidiaries that are denominated in currencies other than Canadian dollar are recognized as a component of other expense (income), net within the consolidated statements of operations.

Currently, our largest foreign currency exposure is that with respect to the Australian dollar and the Canadian dollar. We believe that a 10% change in the exchange rate between the U.S. dollar and the Australian or Canadian dollar would not materially impact our operating results or financial position. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. At this time, we do not hedge our foreign currency risk.

Item 8 – Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Latham Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Latham Group, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Hartford, Connecticut

March 5, 2025

We have served as the Company's auditor since 2020.

Latham Group, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash	$ 56,398	$ 102,763
Trade receivables, net	32,299	30,407
Inventories, net	77,101	97,137
Income tax receivable	3,964	983
Prepaid expenses and other current assets	8,536	7,327
Total current assets	178,298	238,617
Property and equipment, net	112,848	113,014
Equity method investment	24,891	25,940
Deferred tax assets	729	7,485
Operating lease right-of-use assets	28,259	30,788
Goodwill	152,625	131,363
Intangible assets, net	292,913	282,793
Other assets	3,644	5,003
Total assets	$ 794,207	$ 835,003
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 13,141	$ 17,124
Accounts payable – related party	—	8
Current maturities of long-term debt	3,250	21,250
Current operating lease liabilities	7,176	7,133
Accrued expenses and other current liabilities	47,410	40,691
Total current liabilities	70,977	86,206
Long-term debt, net of discount, debt issuance costs, and current portion	278,271	279,951
Deferred income tax liabilities, net	32,347	40,088
Non-current operating lease liabilities	22,138	24,787
Other long-term liabilities	3,252	4,771
Total liabilities	406,985	435,803
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 100,000,000 shares authorized as of both December 31, 2024 and December 31, 2023; no shares issued and outstanding as of both December 31, 2024 and December 31, 2023	—	—
Common stock, $0.0001 par value; 900,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 115,764,839 and 114,871,782 shares issued and outstanding, as of December 31, 2024 and December 31, 2023, respectively	12	11
Additional paid-in capital	467,076	459,684
Accumulated deficit	(74,816)	(56,956)
Accumulated other comprehensive loss	(5,050)	(3,539)
Total stockholders' equity	387,222	399,200
Total liabilities and stockholders' equity	$ 794,207	$ 835,003

The accompanying notes are an integral part of these consolidated financial statements.

Latham Group, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,		
	2024	2023	2022
Net sales	$ 508,520	$ 566,492	$ 695,736
Cost of sales	354,776	413,548	479,267
Gross profit	153,744	152,944	216,469
Selling, general, and administrative expense	108,364	110,296	146,842
Underwriting fees related to offering of common stock	—	—	11,437
Amortization	27,103	26,519	28,180
Income from operations	18,277	16,129	30,010
Other expense:			
Interest expense, net	24,840	30,916	15,753
Loss on extinguishment of debt	—	—	3,465
Other expense (income), net	6,237	(1,004)	1,301
Total other expense, net	31,077	29,912	20,519
Earnings from equity method investment	4,060	3,723	4,230
(Loss) income before income taxes	(8,740)	(10,060)	13,721
Income tax expense (benefit)	9,120	(7,672)	19,415
Net loss	$ (17,860)	$ (2,388)	$ (5,694)
Net loss per share attributable to common stockholders:			
Basic	$ (0.15)	$ (0.02)	$ (0.05)
Diluted	$ (0.15)	$ (0.02)	$ (0.05)
Weighted-average common shares outstanding – basic and diluted			
Basic	115,434,828	112,899,586	113,245,421
Diluted	115,434,828	112,899,586	113,245,421

The accompanying notes are an integral part of these consolidated financial statements.

Latham Group, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss	$ (17,860)	$ (2,388)	$ (5,694)
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments	(1,511)	(6)	(3,903)
Total other comprehensive loss, net of tax	(1,511)	(6)	(3,903)
Comprehensive loss	$ (19,371)	$ (2,394)	$ (9,597)

The accompanying notes are an integral part of these consolidated financial statements.

Latham Group, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balances at January 1, 2022	119,445,611	$ 12	$ 401,846	$ (48,583)	$ 370	$ 353,645
Cumulative effect of adoption of new accounting standard- leases (Note 2)	—	—	—	(291)	—	(291)
Net loss	—	—	—	(5,694)	—	(5,694)
Cumulative effect of adoption of new revenue recognition standard (Note 2)	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,903)	(3,903)
Proceeds from sale of common stock	13,800,000	1	269,099	—	—	269,100
Repurchase and retirement of common stock	(13,800,244)	(1)	(257,662)	—	—	(257,663)
Repurchases and retirements of common stock under Repurchase Program	(4,483,620)	(1)	(23,037)			(23,038)
Retirement of restricted stock	(480,385)	—	—	—	—	—
Issuance of common stock upon release of restricted stock units	186,613	—	—	—	—	—
Stock-based compensation expense	—	—	50,634	—	—	50,634
Balances at December 31, 2022	114,667,975	11	440,880	(54,568)	(3,533)	382,790
Net loss	—	—	—	(2,388)	—	(2,388)
Foreign currency translation adjustments	—	—	—	—	(6)	(6)
Retirement of restricted stock	(155,450)	—	—	—	—	—
Issuance of common stock upon release of restricted stock units	359,257	—	—	—	—	—
Stock-based compensation expense	—	—	18,804	—	—	18,804
Balances at December 31, 2023	114,871,782	11	459,684	(56,956)	(3,539)	399,200
Net loss	—	—	—	(17,860)	—	(17,860)
Foreign currency translation adjustments	—	—	—	—	(1,511)	(1,511)
Issuance of common stock upon release of restricted stock units	893,057	1	—	—	—	1
Stock-based compensation expense	—	—	7,392	—	—	7,392
Balances at December 31, 2024	115,764,839	$ 12	$ 467,076	$ (74,816)	$ (5,050)	$ 387,222

The accompanying notes are an integral part of these consolidated financial statements.

Latham Group, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	$ (17,860)	$ (2,388)	$ (5,694)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	44,446	40,751	38,175
Gain on insurance proceeds received for capital	—	(1,463)	—
Unrealized foreign currency loss (gains)	6,223	(110)	2,534
Amortization of deferred financing costs and debt discount	1,720	1,720	1,570
Non-cash lease expense	7,111	7,675	7,400
Change in fair value of interest rate swap	(808)	4,729	(2,984)
Deferred income taxes	(1,678)	(9,685)	(3,802)
Stock-based compensation expense	7,392	18,804	50,634
Underwriting fees related to offering of common stock	—	—	11,437
Loss on extinguishment of debt	—	—	3,465
Bad debt expense	2,069	5,379	2,011
Other non-cash, net	1,115	16	1,454
Earnings from equity method investment	(4,060)	(3,723)	(4,230)
Distributions received from equity method investment	5,109	2,878	2,497
Provision on liability for uncertain tax positions	—	(7,503)	1,434
Changes in operating assets and liabilities:			
Trade receivables	(2,378)	13,040	8,992
Inventories	22,695	68,190	(57,034)
Prepaid expenses and other current assets	(1,992)	(1,326)	4,722
Income tax receivable	(2,981)	1,333	1,723
Other assets	1,263	(4,346)	(466)
Accounts payable	(4,039)	(8,512)	(12,358)
Accrued expenses and other current liabilities	(1,329)	(11,938)	(19,420)
Other long-term liabilities	(711)	2,848	249
Net cash provided by operating activities	61,307	116,369	32,309
Cash flows from investing activities:			
Purchases of property and equipment	(20,116)	(33,189)	(39,684)
Capital reimbursed from insurance proceeds	—	1,463	—
Proceeds from the sale of property and equipment	—	—	24
Acquisition of business, net of cash acquired	(64,527)	—	(5,358)
Net cash used in investing activities	(84,643)	(31,726)	(45,018)
Cash flows from financing activities:			
Proceeds from long-term debt borrowings	—	—	320,125
Payments on long-term debt borrowings	(21,250)	(13,250)	(286,447)
Proceeds from borrowings on revolving credit facility	—	48,000	25,000
Payments on revolving credit facilities	—	(48,000)	(25,000)
Deferred financing fees paid	—	—	(6,865)
Proceeds from the issuance of common stock	—	—	257,663
Repayments of finance lease obligations	(771)	(625)	—
Repurchase and retirement of common stock	—	—	(280,701)
Net cash (used in) provided by financing activities	(22,021)	(13,875)	3,775
Effect of exchange rate changes on cash	(1,008)	(631)	(2,392)
Net (decrease) increase in cash	(46,365)	70,137	(11,326)
Cash at beginning of period	102,763	32,626	43,952
Cash at end of period	$ 56,398	$ 102,763	$ 32,626
Supplemental cash flow information:			
Cash paid for interest	$ 24,894	$ 25,747	$ 12,621
Income taxes paid, net	15,475	6,990	20,313
Supplemental disclosure of non-cash investing and financing activities:			
Purchases of property and equipment included in accounts payable and accrued expenses	$ 510	$ 955	$ 6,029
Capitalized internal-use software included in accounts payable – related party	—	—	350
Right-of-use operating and finance lease assets obtained in exchange for lease liabilities	5,426	6,193	46,244

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. NATURE OF THE BUSINESS

Latham Group, Inc. (the "Company" or "Latham") wholly owns Latham Pool Products, Inc. ("Latham Pool Products") a designer, manufacturer, and marketer of in-ground residential swimming pools in North America, Australia, and New Zealand. Latham Pool Products offers a portfolio of pools and related products, including in-ground swimming pools, pool covers, and pool liners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The Company's consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are evaluated on an ongoing basis and revised as there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.

Seasonality

Although the Company generally has demand for its products throughout the year, its business is seasonal and weather is one of the principal external factors affecting the business. In general, net sales and net income are highest (or net loss is the lowest) during the second and third quarters, representing the peak months of swimming pool use, pool installation, and remodeling and repair activities. Severe weather may also affect net sales in all periods.

Leases

On January 1, 2022, the Company adopted ASU 2016-02, "Leases (Topic 842)," and the related amendments The optional transition method of adoption was used, in which the cumulative effect of initially applying the new standard to existing leases was $0.3 million to record the operating lease right-of-use assets and the related liabilities as of January 1, 2022. Under this method of adoption, the comparative information has not been revised and continues to be reported under the previously applicable lease accounting guidance.

For leases with initial terms greater than 12 months, the Company considers these right-of-use assets and records the related asset and obligation at the present value of lease payments over the term. For leases with initial terms equal to or less than 12 months, the Company does not consider them as right-of-use assets and instead considers them short-term lease costs that are recognized on a straight-line basis over the lease term. The Company's leases may include escalation clauses, renewal options and/or termination options that are factored into the Company's determination of lease term and lease payments when it is reasonably certain the option will be exercised. The Company has elected to take the practical expedient and not separate lease and non-lease components of contracts. The Company estimates an incremental borrowing rate to discount the lease payments based on information available at lease commencement because the implicit rate of the lease is generally not known.

The Company leases vehicles, manufacturing facilities, office space, land, and equipment under operating leases. The Company determines if an arrangement is a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company does not have material finance leases.

Revenue Recognition

Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines which goods or services are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, that performance obligation is satisfied.

The Company sells its products through business-to-business distribution channels. With the exception of its extended service warranties and custom product contracts, the Company recognizes its revenue at a point in time when control of the promised goods is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Control of the goods is considered to have been transferred upon shipping or upon arrival at the customer's destination, depending on the terms of the purchase order. Revenue that is derived from its extended service warranties, which are separately priced and sold, is recognized over the term of the contract. Refer to "Warranties" within this same Note for further information.

Revenue from custom products is recognized over time utilizing an input method that compares the cost of cumulative work-in-process to date to the most current estimates for the entire cost of the performance obligation. Custom products are generally delivered to the customer within three days of receipt of the purchase order.

Each product shipped is considered to be one performance obligation. For each product shipped, the transaction price by product is specified in the purchase order. The Company recognizes revenue on the transaction price less any estimated rebates, cash discounts, or other sales incentives. Customer rebates, cash discounts, and other sales incentives are estimated by applying the portfolio approach using the most-likely-amount method and are recorded as a reduction to revenue. Estimates are updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. The Company believes the most-likely-amount method best predicts the amount of consideration to which it will be entitled.

The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers. Therefore, shipping and handling costs billed to customers are recorded in net sales, and the related costs in cost of sales.

The Company does not engage in contracts greater than one year, and therefore does not have any contract costs capitalized as of December 31, 2024, and 2023.

As a practical expedient, the Company does not adjust the promised amount of consideration for the effects of a significant financing component since the period between the transfer of a promised good to a customer and when the customer pays for that product is one year or less.

Warranties

The Company offers limited assurance-type warranties on most of its products, which assure that the product will comply with agreed upon specifications. These assurance-type warranties are not separately priced and are not considered separate performance obligations. The Company also offers optional extended service contracts that are separately priced. The Company recognizes revenue related to extended service contracts over the term of the contract.

The Company's assurance-type warranties generally range from five years to lifetime warranties. At the time product revenue is recognized, the Company records a liability for estimated costs that may be incurred under its warranties. The costs are estimated based on historical experience and any specific warranty issues that have been identified. The accuracy of the estimate of additional costs is dependent on the number and cost of future claims submitted during the warranty periods. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company believes that the reserves established for estimated and probable future product warranty claims are adequate. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the balance as necessary. Warranty costs are recorded within cost of sales on the consolidated statements of operations. The Company's provision for product warranties was recorded within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets as of December 31, 2024 and 2023.

Cost of Sales

Cost of sales includes the cost of materials and all costs to make products saleable, such as labor, materials, inbound freight, including inter-plant freight, purchasing, and receiving costs, operating lease costs related to distribution and manufacturing facilities, and warehousing and distributions costs. In addition, all depreciation expense associated with assets used to manufacture products and make them saleable is included in cost of sales. The Company records shipping and handling costs associated with outbound freight as cost of sales when the related revenue is recognized in the consolidated statements of operations.

Trade Receivables, Net

Trade receivables are recorded at the original invoiced amount and do not bear interest. The Company maintains an allowance for bad debt. The allowance for bad debt is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowances based on historical write-off experience. The Company's allowance for bad debt as of December 31, 2024 and 2023 was $5.9 million and $7.5 million, respectively.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and trade receivables. The Company from time to time may have bank deposits in excess of insurance limits of the Federal Deposit Insurance Corporation. The Company also has bank deposits in international accounts. The Company has not historically sustained any credit losses in such accounts and believes it is not exposed to any significant credit risk related to its cash. The Company routinely reviews the financial strength of its customers before extending credit and believes that its trade receivables credit risk exposure is limited. Generally, the Company does not require collateral from its customers. The Company provides extended payment terms to certain customers.

During the years ended December 31, 2024, 2023 and 2022, one customer represented approximately 21.0%, 20.3% and 20.3% of the Company's net sales, respectively. As of December 31, 2024 and 2023, outstanding trade receivables related to this customer were $4.6 million and $2.6 million, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value.

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3 — Unobservable inputs that reflect the Company's own assumptions incorporated into valuation techniques. These valuations require significant judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input to the fair value measurement in its entirety requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach, or cost approach. There were no transfers between fair value measurement levels during the years ended December 31, 2024, 2023 and 2022.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business, and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business.

The Company accounts for business combinations that are deemed to be businesses using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Any contingent assets acquired and contingent liabilities assumed are also recognized at fair value if the Company can reasonably estimate fair value during the measurement period (which cannot exceed one year from the acquisition date). The Company re-measures any contingent liabilities at fair value in each subsequent reporting period. Transaction costs related to business combinations are expensed as incurred. Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates, especially with respect to intangible assets.

During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statements of operations as operating expenses or income. Refer to Note 3 for additional detail.

Equity Method Investments

Investments and ownership interests in common stock or in-substance common stock are accounted for under the equity method accounting if the Company has the ability to exercise significant influence over the entity, but does

not have a controlling financial interest. The Company also uses the equity method of accounting for investments in a partnership or limited liability company with specific ownership accounts, if the Company has an ownership interest of 5% or more. Under the equity method, investments are initially recognized at cost and adjusted to reflect the Company's interest in net earnings, dividends received and other-than-temporary impairments. The Company records its interest in the net earnings of its equity method investee, along with adjustments for amortization of basis differences, investee capital transactions and other comprehensive income (loss), within earnings (losses) from equity method investment in the consolidated statements of operations. Basis differences represent differences between the cost of the investment and the underlying equity in net assets of the investment and are generally amortized over the lives of the related assets that gave rise to the underlying basis differences. Profits or losses related to intra-entity sales with its equity method investee are eliminated until realized by the investor or investee.

The Company records its proportionate share of earnings or losses of Premier Holdco, LLC ("Premier Pools & Spas") within earnings from equity method investment in the consolidated statements of operations on a three-month lag. For presentation in the consolidated statements of cash flows, the Company utilizes the cumulative earnings approach for purposes of determining whether distributions should be classified as either a return on investment, which are included in operating activities, or a return of investment, which would be included in investing activities. Under the cumulative earnings approach, the Company compares the distributions received to its cumulative equity-method earnings since inception. Any distributions received up to the amount of cumulative equity earnings are be considered a return on investment and classified in operating activities. Any excess distributions would be considered a return of investment and classified in investing activities.

Equity method goodwill is not amortized or tested for impairment; instead the Company evaluates equity method investments for impairment when events or changes in circumstances indicate that the decline in value below the carrying amount of its equity method investment is determined to be other than temporary. In such a case, the decline in value below the carrying amount of its equity method investment is recognized in the consolidated statements of operations in the period the impairment occurs.

Inventories, Net

Inventories, primarily raw materials and finished goods, are stated at the lower of cost or net realizable value. Cost is determined under the first-in, first-out method. Inventory costs include all costs directly attributable to the products, including all manufacturing overhead, and excludes costs to distribute. The Company periodically reviews its inventory for slow moving or obsolete items and writes down the related products to estimated net realizable value. As of December 31, 2024 and 2023, the Company's reserve for estimated slow moving products or obsolescence was $8.3 million and $9.1 million, respectively.

Property and Equipment, Net

Property and equipment are recorded at cost and presented net of accumulated depreciation. Property and equipment acquired through business combinations are recorded at fair value at the acquisition date. Expenditures for betterments and major improvements that substantially enhance the value and increase the estimated useful life of the assets are capitalized and depreciated over the new estimated useful life. Normal repairs and maintenance costs are expensed as incurred. Depreciation and amortization expense are recognized using the straight-line method over the estimated useful lives of each respective asset category as follows:

	Estimated Useful Life
Building and improvements	25 years
Molds and dyes	5 – 10 years
Machinery and equipment (including computer equipment and software)	3 – 10 years
Furniture and fixtures	5 – 7 years
Vehicles	5 years

Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the improvements. When property and equipment is sold or retired, the asset cost and accumulated depreciation and amortization are removed from the respective accounts and a gain or loss is recognized, if any, on the consolidated statements of operations.

The Company capitalizes external costs and directly attributable internal costs to acquire or create internal-use software that are incurred subsequent to the completion of the preliminary project state. These costs relate to activities such as software design, configuration, coding, testing, and installation, and they exclude training and maintenance. Once the software is substantially complete and ready for its intended use, capitalized development costs are amortized straight-line over the estimated useful life of the software, generally not to exceed five years.

Long-Lived Assets

Long-lived assets include property and equipment and definite-lived intangible assets. The Company evaluates the carrying value of its long-lived assets for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant decrease in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or a significant decrease in its physical condition, and operating or cash flow performance that demonstrates continuing losses associated with an asset or asset group. The Company also considers non-financial data such as changes in the operating environment, competitive information, market trends, and business relationships.

A potential impairment has occurred if the projected future undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group are less than the carrying value of the asset or asset group. The estimate of cash flows includes management's assumptions of cash inflows and outflows directly resulting from the use of the asset in operation. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded equal to the excess of the asset or asset group's carrying value over its fair value. Fair value is measured using appropriate valuation methodologies that would typically include a projected discounted cash flow model using a discount rate the Company believes is commensurate with the risk inherent in its business. The Company did not recognize any impairment losses on long-lived assets during the years ended December 31, 2024 and 2023.

The Company amortizes its definite-lived intangible assets using the straight-line method. The weighted-average estimated useful lives (in years) of the Company's definite-lived intangible assets are as follows:

Asset	Estimated Useful Life
Trade names and trademarks	9 – 25 years
Technology	15 years
Pool designs	14 – 15 years
Dealer relationships	5 – 13 years
Patented technology	5 – 10 years
Non-competition agreements	5 years
Franchise relationships	4 years
Order backlog	10 – 12 months

Goodwill

The Company accounts for goodwill as the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. Goodwill is not subject to amortization; rather, the Company tests goodwill for impairment annually on the first day of the Company's fourth quarter and whenever events occur or changes in circumstances indicate that impairment may have occurred. The Company has one reporting unit for goodwill impairment testing purposes.

Impairment testing is performed for the Company's reporting unit by first assessing qualitative factors to see if further testing of goodwill is required. If the Company concludes that it is more likely than not that its reporting unit's

fair value is less than its carrying amount based on the qualitative assessment, then a quantitative test is required. The Company may also choose to bypass the qualitative assessment and perform the quantitative test.

If the estimated fair value of the reporting unit exceeds the carrying amount, the Company considers that goodwill is not impaired. If the carrying value exceeds estimated fair value, there is an impairment of goodwill and an impairment loss is recorded. The Company calculates the impairment loss by comparing the fair value of its reporting unit less the carrying amount, including goodwill. Goodwill impairment would be limited to the carrying value of the goodwill.

Debt Issuance Costs

The Company defers costs incurred in conjunction with acquiring third-party financing. The Company amortizes debt issuance costs over the term of the related long-term debt instruments using the effective interest method. Debt issuance costs related to long-term debt are recorded as a direct reduction to the carrying amount of long-term debt on the consolidated balance sheets.

Segment Reporting

The Company identifies operating segments based on how the chief operating decision maker manages the business, allocates resources, makes operating decisions, and evaluates operating performance.

The Company conducts its business as one operating and reportable segment that designs, manufactures, and markets in-ground swimming pools, pool covers, and pool liners. The Company's Chief Executive Officer, who is the chief operating decision maker, reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources.

Income Taxes

The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, using enacted tax rates expected to be applicable in the years in which the temporary differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company evaluates the realizability of its deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected, scheduling of anticipated reversals of taxable temporary differences, and considering prudent and feasible tax planning strategies. If in future periods the Company were to determine that it would be able to realize its deferred tax assets in excess of the net recorded amount, an adjustment to the deferred tax assets, particularly a release of the valuation allowance, would increase income in the period such determination was made.

The Company records liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company performs the second step of measuring the benefit to be recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future periods, changes in facts, circumstances, and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense (benefit) and liability in the period in which such changes occur.

The Company's policy is to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense (benefit) within the consolidated statements of operations. The Company had $0.0 million of

accrued interest and no accrued penalties as of December 31, 2024 and December 31, 2023. The Company reinvests earnings of foreign operations indefinitely and, accordingly, does not provide for income taxes that could result from the remittance of such earnings.

The Company has evaluated the impact of Pillar Two (as defined below) in the jurisdictions in which the Company operates and has determined no additional top up tax is required.

Stock-Based Compensation

Stock-based compensation is measured and recognized based on the grant date fair value of the awards. The fair value of the Company's common stock is determined based on the quoted market price of the Company's common stock for purposes of computing stock-based compensation expense. For stock options, the Company uses a Black-Scholes model for estimating the grant date fair value. The Black-Scholes pricing model requires critical assumptions including risk-free rate, volatility, expected term and expected dividend yield. The expected term is computed using the simplified method. The Company uses the simplified method to calculate expected term of the stock options as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. The Company considers the historical volatility of the Company's stock price, as well as its implied volatility. The Company utilized a dividend yield of zero, since it has no history or plan of declaring dividends on its common stock. The assumptions underlying these valuations represented the Company's best estimate, which involved inherent uncertainties and the application of judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of the Company's stock-based compensation expense could have been materially different.

For stock options, restricted stock awards, restricted stock units and stock appreciation rights, stock-based compensation is recognized using a graded vesting method over the requisite service period in which employees earn the awards. The Company accounts for forfeitures of stock-based awards as they occur rather than applying an estimated forfeiture rate to stock-based compensation expense.

Employee Benefit Plans

The Company has various retirement savings plans covering substantially all employees of the Company. These plans allow eligible employees to make discretionary contributions. The Company makes discretionary matching and other contributions depending on the plan and recognized expense of $1.5 million, $1.4 million, and $1.7 million related to such plans during the years ended December 31, 2024, 2023 and 2022, respectively.

Foreign Currency Translation and Foreign Currency Transactions

The financial statements of the Company's foreign operations are denominated in local currency and are then translated to U.S. dollars. Assets and liabilities are translated using the current rate of exchange at the balance sheet dates or historical rates of exchange, as applicable. Revenue and expenses are translated using the average monthly exchange rates prevailing throughout the reporting period. The related foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity. Transaction gains and losses associated with the Company's international subsidiaries, which are denominated in currencies other than the Company's foreign entities' functional currencies, are recognized as a component of other expense (income), net within the consolidated statements of operations.

Advertising Costs

Advertising costs, consisting of costs related to dealer conferences and commercials, are expensed as incurred and are included in selling, general, and administrative expense on the consolidated statements of operations. Total advertising costs were $8.5 million, $9.2 million, and $9.8 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is a measure of net income (loss) and all other changes in equity that result from transactions other than with equity holders and would normally be recorded in the consolidated statements of stockholders' equity and the consolidated statements of comprehensive income. Other comprehensive income (loss) consists of foreign currency translation adjustments.

Income tax expense (benefit) on the components of other comprehensive income (loss) was not significant for the years ended December 31, 2024, 2023 and 2022.

Earnings Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the diluted weighted-average number of shares of common stock outstanding for the period. Potentially dilutive shares are included in the diluted per-share calculations when the effect of their inclusion is dilutive. In periods where the Company reports a net loss, the effect of anti-dilutive stock options, restricted stock awards, restricted stock units and stock appreciation rights are excluded and diluted loss per share is equal to basic loss per share.

Treasury Stock

The Company accounts for treasury stock acquisitions using the cost method. The Company accounts for the retirement of treasury stock by deducting its par value from common stock and reflecting any excess of cost over par value as a deduction from additional paid-in capital on the consolidated balance sheets.

Recently Issued Accounting Pronouncements

The Company qualifies as "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to "opt in" to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to "opt out" of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), in an effort to enhance the transparency and decision usefulness of income tax disclosures. For all entities, ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The amendments should be applied prospectively with retrospective application permitted. Early adoption is also permitted. The Company is currently evaluating ASU 2023-09 and its potential impact on the notes to the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, *Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards* ("ASU 2024-01"), which improves financial reporting by providing clarity on when an entity should apply the scope guidance in paragraph 718-10-15-3. ASU 2024-01 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. The amendments should be applied retrospectively to all prior periods presented in the financial statements, with early adoption permitted. The Company is currently evaluating ASU 2024-01 and its potential impact on the condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures* (Subtopic 220-40 ("ASU 2024-03")), which improves disclosures to provide more detailed information about a business entity's expenses. ASU 2024-03 is effective for public business entities for fiscal

years beginning after December 15, 2026. The amendments should be applied retrospectively to all prior periods presented in the financial statements, with early adoption permitted. The Company is currently evaluating ASU 2024-03 and its potential impact on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), requiring public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 20 for further detail.

3.   ACQUISITIONS

Coverstar Central, LLC

On August 2, 2024 (the "Acquisition Date"), Latham Pool Products acquired Coverstar Central, LLC ("Coverstar Central") for total consideration of $71.5 million (the "Coverstar Central Acquisition"). The total consideration included $66.5 million in cash (including a net working capital adjustment of $1.2 million) and a non-cash settlement of preexisting obligations of $4.9 million. Preexisting relationships are effectively settled since such a relationship becomes intercompany upon the acquisition and is eliminated in post-combination financial statements. The cash consideration was funded with cash on hand. The Company incurred $0.9 million in transaction costs. The results of Coverstar Central's operations have been included in the condensed consolidated financial statements since that date. Coverstar Central is an automatic safety cover dealer based in the United States. The acquisition allows for vertical integration of the Company's automatic safety cover product category. Additionally, the acquisition provides the Company with an increase in dealer and franchise relationships.

The Company accounted for the Coverstar Central Acquisition using the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations ("ASC 805"). This requires that the assets acquired and liabilities assumed be measured at fair value. Inventories were valued using the comparative sales method. Specific to intangible assets, backlog and customer relationships were valued using the multi-period excess earnings method. The Company recorded the assets acquired and liabilities assumed at their respective fair values as of the Acquisition Date. The fair value of assets acquired and liabilities assumed recorded in the condensed consolidated financial statements may be subject to adjustment pending completion of final evaluation. These fair value estimates will be reevaluated and adjusted, if needed, during the measurement period of up to one year from the Acquisition Date, and recorded as adjustments to goodwill.

The following summarizes the allocation for the Company's acquisition of Coverstar Central as of December 31, 2024:

(in thousands)	August 2, 2024
Total consideration	$ 71,516
Allocation:	
Cash	2,084
Trade receivables	7,020
Inventories	4,293
Prepaid expenses and other current assets	53
Property and equipment	344
Intangible assets	38,220
Deferred tax assets	43
Total assets acquired, excluding goodwill	52,057
Accounts payable	131
Accrued expenses and other current liabilities	2,457
Total liabilities assumed	2,588
Total fair value of net assets acquired, excluding goodwill	49,469
Goodwill	$ 22,047

The excess of the total consideration over the fair value of the identifiable assets acquired and the liabilities assumed in the acquisition was allocated to goodwill in the amount of $22.0 million. Goodwill resulting from the acquisition was attributable to vertical integration, the expanded market share and broader geographical footprint. The goodwill recognized is deductible for tax purposes.

The Company allocated a portion of the total consideration to specific intangible asset categories as follows:

Definite-lived intangible assets:	Fair Value (in thousands)	Amortization Period (in years)
Dealer relationships	$ 37,800	13
Order backlog	420	1

The following are the incremental net sales and incremental net loss from Coverstar Central included in the Company's results from the Acquisition Date through December 31, 2024:

(in thousands)	Amount
Net sales	$ 8,236
Net loss	$ (1,332)

Pro Forma Financial Information (Unaudited)

The following pro forma financial information presents the statements of operations of the Company with Coverstar Central as if the acquisition occurred on January 1, 2022. The pro forma results do not include any anticipated synergies, cost savings or other expected benefits of the acquisition. The pro forma financial information is not necessarily indicative of what the financial results would have been had the acquisition been completed on January 1, 2022 and is not necessarily indicative of the Company's future financial results.

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Net sales	$ 520,795	$ 586,717	$ 715,551
Net (loss) income	$ (12,634)	$ 4,380	$ 2,674

The pro forma financial information presented above reflects the effects as a result of the acquisition, including the amortization expense from acquired intangible assets, the additional cost of sales from acquired inventory, the elimination of intercompany transactions and the removal of certain costs (primarily payroll costs) that would not have occurred and any related tax effects. Transaction costs for Coverstar Central are reflected within pro forma net income for the year ended December 31, 2022.

In addition, the Company acquired two of its smaller autocover dealers in February 2025.

4.   EQUITY METHOD INVESTMENT

On October 30, 2020, the Company entered into a securities purchase agreement to purchase 28% of the common units of Premier Pools & Spas for $25.4 million. On August 6, 2021, the Company entered into a securities purchase agreement, together with Premier Holdco LLC, Premier Pools Management Corp. Holdco, Premier Franchise Management Holdco, PFC Holdco, and PPSF, LLC, pursuant to which Premier Group Holdings Inc., an affiliate of Wynnchurch Capital, L.P., acquired 29.8% of the common units of Premier Pools & Spas in aggregate from all sellers, including the Company. Sellers who were not related parties of Wynnchurch Capital, L.P. or the Company determined the purchase price per common unit paid by Premier Group Holdings Inc., indicating the amount paid for the common units of Premier Pools & Spas reflects the price that would be paid in an arm's-length transaction. As a result of the transaction, the Company received cash proceeds of $6.8 million and recorded a gain on the sale of equity method investment of $3.9 million. The Company's post-sale ownership interest in Premier Pools & Spas was 20.1% following such transaction. On December 17, 2021, Premier Pools & Spas issued additional non-voting common units to Premier Group Holdings Inc. As a result of the transaction, the Company recorded a gain on the sale of equity method investment of $1.0 million. The Company's ownership interest in Premier Pools & Spas after the issuance of additional non-voting common units is 18.2% while its voting interest remains 20.1%.

The Company historically has concluded that it held common stock of Premier Pools & Spas and had the ability to exercise significant influence over Premier Pools & Spas but did not have a controlling financial interest. As required when there is a change in facts or circumstances, the Company reassessed its ability to exercise significant influence during the quarter ended December 31, 2022. The Company concluded that it no longer had the ability to exercise significant influence. However, the Company also considered that it has an ownership interest of greater than 5% in Premier Pools & Spas, which is a limited liability company with specific ownership accounts. Accordingly, because of the legal form of the investee, the Company continues to account for this investment using the equity method of accounting since it is not required to demonstrate the ability to exercise significant influence under the relevant guidance. The Company's proportionate share of the earnings or losses of the investee are reported as a separate line in the consolidated statements of operations.

Premier Pools & Spas is a holding company for its manufacturing and franchising companies including PFC LLC, Premier Franchise Management LLC, Premier Pools Management LLC, and Premier Fiberglass LLC (the "Premier Companies"). The Premier Companies are a leading swimming pool-building brand that uses its franchisee network to sell and install pools around the United States.

In connection with Latham's investment in Premier Pools & Spas, the Company entered into an exclusive supply agreement with Premier Pools & Spas, the Premier Companies, and Premier Pools & Spas' franchisees ("Premier Franchisees") (together, the "Customer"). In February 2024, a new supply agreement was entered into with an effective date of January 1, 2024. Premier Pools & Spas does not consolidate the operations of the Premier Franchisees. Per the supply agreement, Latham paid volume and growth rebates based on purchases of Latham fiberglass products by Premier Franchisees. The January 1, 2024 supply agreement terminated effective January 16, 2025 and was replaced with a non-exclusive, preferred supplier agreement.

As of December 31, 2024 and 2023, the Company's carrying amount for the equity method investment in Premier Pools & Spas was $24.9 million and $25.9 million, respectively. During the year ended December 31, 2024, Premier Pools & Spas paid the Company dividends of $5.1 million that are presented on the consolidated statement of cash flows as distribution received from equity method investment. During the year ended December 31, 2023, Premier Pools & Spas paid the Company dividends of $2.9 million that are presented on the consolidated statement of cash flows

as distribution received from equity method investment. The Company recorded its interest in net earnings of Premier Pools & Spas of $4.1 million and $3.7 million for the years ended December 31, 2024 and 2023, respectively, which included basis difference adjustments of $0.2 million and $0.2 million, respectively.

5.   FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value.

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3 — Unobservable inputs that reflect the Company's own assumptions incorporated into valuation techniques. These valuations require significant judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input to the fair value measurement in its entirety requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach or cost approach. There were no transfers between fair value measurement levels during the years ended December 31, 2024 and December 31, 2023.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company's non-financial assets such as goodwill, intangible assets and property and equipment are measured at fair value upon acquisition and remeasured to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 2 and Level 3 inputs.

Fair value of financial instruments

The Company considers the carrying amounts of cash, trade receivables, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities, to approximate fair value because of the short-term maturities of these instruments.

Term loans

Term loans are carried at amortized cost; however, the Company estimates the fair value of term loans for disclosure purposes. The fair value of a term loan is determined using inputs based on observable market data of a non-public exchange, which are classified as Level 2 inputs. The following table sets forth the carrying amount and fair value of the term loans (in thousands):

	December 31,			
	2024		2023	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Term Loan	$ 281,521	$ 276,946	$ 301,201	$ 289,153

Interest rate swap

The Company estimates the fair value of the interest rate swap on a quarterly basis using Level 2 inputs, including the forward SOFR curve. The fair value is estimated by comparing (i) the present value of all future monthly fixed rate payments versus (ii) the variable payments based on the forward SOFR curve. As of December 31, 2024 and 2023, the Company's interest rate swap was a liability of $0.4 million and $1.2 million, respectively, which was recorded within other long-term liabilities on the consolidated balance sheets.

6. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table presents the changes in the carrying value of goodwill during the years ended December 31, 2024 and 2023 (in thousands):

	Amount
Balance as of December 31, 2022	$ 131,383
Foreign currency translation adjustment	(20)
Balance as of December 31, 2023	131,363
Acquisition	22,047
Foreign currency translation adjustment	(785)
Balance as of December 31, 2024	$ 152,625

The Company performed an annual test for goodwill impairment in the fourth quarter of the year ended December 31, 2024 in accordance with Step 0 of ASC 350 and determined that goodwill was not impaired. The Company performed an annual test for goodwill impairment in the fourth quarter of the year ended December 31, 2023 in accordance with Step 1 of ASC 350 and determined that goodwill was not impaired.

Intangible Assets

Intangible assets, net as of December 31, 2024 consisted of the following (in thousands):

	December 31, 2024			
	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Amount
Trade names and trademarks	$ 148,100	$ (592)	$ 36,183	$ 111,325
Patented technology	16,126	(9)	10,303	5,814
Technology	13,000	—	2,673	10,327
Pool designs	13,628	(293)	3,909	9,426
Franchise relationships	1,187	—	1,187	—
Dealer relationships	235,176	(3)	79,397	155,776
Order backlog	2,020	—	1,775	245
Non-competition agreements	2,476	—	2,476	—
	$ 431,713	$ (897)	$ 137,903	$ 292,913

Intangible assets, net as of December 31, 2023 consisted of the following (in thousands):

	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Amount
	December 31, 2023			
Trade names and trademarks	$ 148,100	$ 72	$ 29,583	$ 118,589
Patented technology	16,126	1	8,713	7,414
Technology	13,000	—	1,806	11,194
Pool designs	13,628	35	2,973	10,690
Franchise relationships	1,187	—	1,187	—
Dealer relationships	197,376	—	62,470	134,906
Order backlog	1,600	—	1,600	—
Non-competition agreements	2,476	—	2,476	—
	$ 393,493	$ 108	$ 110,808	$ 282,793

The Company recognized $27.1 million, $26.5 million, and $28.2 million of amortization expense related to intangible assets during the years ended December 31, 2024, 2023, and 2022, respectively.

The Company estimates that amortization expense related to definite-lived intangible assets will be as follows in each of the next five fiscal years and thereafter (in thousands):

Fiscal Year Ending	Estimated Future Amortization Expense
2025	$ 28,704
2026	28,459
2027	28,459
2028	27,501
2029	22,131
Thereafter	157,659
	$ 292,913

7. INVENTORIES, NET

Inventories, net consisted of the following (in thousands):

	December 31,	
	2024	2023
Raw materials	$ 49,322	$ 55,081
Finished goods	27,779	42,056
	$ 77,101	$ 97,137

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31,		
	2024		2023
Land	$ 2,684	$	2,758
Building and improvements	38,567		38,994
Machinery and equipment	52,715		49,257
Furniture and fixtures	2,059		2,061
Computer equipment and software	19,332		10,389
Molds and dyes	23,006		21,838
Leasehold improvements	13,744		12,358
Vehicles	5,134		4,923
Construction in progress	17,497		17,599
	174,738		160,177
Less: Accumulated depreciation	(61,890)		(47,163)
	$ 112,848	$	113,014

Depreciation and amortization expense related to property and equipment during the years ended December 31, 2024, 2023 and 2022 was $16.5 million, $13.8 million, and $10.0 million, respectively. Construction in progress recorded as of December 31, 2024 and 2023 primarily related to an ongoing effort to increase fiberglass molds and fiberglass production capacity as well as our ongoing digital transformation project costs. The Company recorded aggregate losses on sales and disposals of property and equipment of $0.1 million, $0.3 million, and $0.2 million during the years ended December 31, 2024, 2023 and 2022, respectively.

9. LONG-TERM DEBT

The components of the Company's outstanding debt obligations consisted of the following (in thousands):

	December 31,		
	2024		2023
Term Loan	$ 288,063	$	309,313
Revolving Credit Facility	—		—
Less: Unamortized discount and debt issuance costs	(6,542)		(8,112)
Total debt	281,521		301,201
Less: Current portion of long-term debt	(3,250)		(21,250)
Total long-term debt	$ 278,271	$	279,951

On February 23, 2022, Latham Pool Products entered into an agreement (the "Credit Agreement") with Barclays Bank PLC, which provides a senior secured multicurrency revolving line of credit (the "Revolving Credit Facility") in an initial principal amount of $75.0 million and a U.S. Dollar senior secured term loan (the "Term Loan") in an initial principal amount of $325.0 million. On the closing date, proceeds under the Credit Agreement were used to terminate the previous credit agreement by repayment of $294.0 million of outstanding debt thereunder and for general corporate purposes. As of December 31, 2024, the Company was in compliance with all financial covenants under the Credit Agreement.

Revolving Credit Facility

The Revolving Credit Facility may be utilized to finance ongoing general corporate and working capital needs and permits Latham Pool Products to borrow loans in U.S. Dollars, Canadian Dollars, Euros, and Australian Dollars. The Revolving Credit Facility matures on February 23, 2027. Loans outstanding under the Revolving Credit Facility

denominated in U.S. Dollars and Canadian Dollars bear interest, at the borrower's option, at a rate per annum based on Term SOFR or CDO (each, as defined in the Credit Agreement), as applicable, plus a margin of 3.50%, or at a rate per annum based on the Base Rate or the Canadian Prime Rate (each, as defined in the Credit Agreement), plus a margin of 2.50%. Loans outstanding under the Revolving Credit Facility denominated in Euros or Australian Dollars bear interest based on EURIBOR or the AUD Rate (each, as defined in the Credit Agreement), respectively, plus a margin of 3.50%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility. The commitment fee is due and payable quarterly in arrears and is, initially, 0.375% per annum and will, thereafter, accrue at a rate per annum ranging from 0.25% to 0.50%, depending on the First Lien Net Leverage Ratio (as defined in the Credit Agreement, the "First Lien Net Leverage Ratio"). Borrowings under the Revolving Credit Facility are due at maturity.

The Company incurred debt issuance costs of $0.8 million related to the Revolving Credit Facility. The debt issuance costs were recorded within other assets on the consolidated balance sheet and are being amortized over the life of the Revolving Credit Facility.

The Company is required to meet certain financial covenants, including maintaining specific liquidity measurements. There are also negative covenants, including certain restrictions on the Company's ability to incur additional indebtedness, create liens, make investments, consolidate, or merge with other entities, enter into transactions with affiliates, make prepayments with respect to certain indebtedness, and make restricted payments and other distributions.

As of December 31, 2024, there were no outstanding borrowings on the Revolving Credit Facility and $75.0 million was available for future borrowing.

Term Loan

Pursuant to the Credit Agreement, Latham Pool Products borrowed $325.0 million in term loans. The Term Loan matures on February 23, 2029. Loans outstanding under the Term Loan bear interest, at the borrower's option, at a rate per annum based on Term SOFR (as defined in the Credit Agreement), plus a margin ranging from 3.75% to 4.00%, depending on the First Lien Net Leverage Ratio, or based on the Base Rate (as defined in the Credit Agreement), plus a margin ranging from 2.75% to 3.00%, depending on the First Lien Net Leverage Ratio. Loans under the Term Loan are subject to scheduled quarterly amortization payments of $812,500, equal to 0.25% of the initial principal amount of the Term Loan. The Term Loan contains customary mandatory prepayment provisions, including requirements to make mandatory prepayments with 50% of any excess cash flow and with 100% of the net cash proceeds from the incurrence of indebtedness not otherwise permitted to be incurred by the covenants, asset sales, and casualty and condemnation events, in each case, subject to customary exceptions.

During the fiscal year ended December 31, 2024, the Company made a payment of $18.0 million in addition to the required annual payments $3.3 million. No additional payments are expected in the year ended December 31, 2025.

Outstanding borrowings as of December 31, 2024 were $281.5 million, net of discount and debt issuance costs of $6.5 million. In connection with the Term Loan, the Company is subject to various negative, reporting, financial, and other covenants, including maintaining specific liquidity measurements.

As of December 31, 2024, the unamortized debt issuance costs and discount on the Term Loan were $3.6 million and $2.9 million, respectively. The effective interest rate was 8.61% at December 31, 2024, including the impact of the Company's interest rate swap.

As of December 31, 2024, the Company was in compliance with all financial covenants under the Credit Agreement.

Interest Rate Risk

Interest rate risk associated with the Credit Agreement is mitigated partially through an interest rate swap.

The Company executed an interest rate swap on April 30, 2020. The swap had an effective date of May 18, 2020 and a termination date of May 18, 2023. In February 2022, the Company amended its interest rate swap to change the index rate from LIBOR to SOFR in connection with the entry into the Credit Agreement. Under the terms of the amended swap, the Company fixed its SOFR borrowing rate at 0.496% on a notional amount of $200.0 million. The interest rate swap was not designated as a hedging instrument for accounting purposes.

The Company entered into an interest rate swap that was executed on March 10, 2023, in connection with its Credit Agreement. The swap has an effective date of May 18, 2023 and a termination date of May 18, 2026. Under the terms of the swap, the Company fixed its SOFR borrowing rate at 4.3725% on a notional amount of $161.0 million. The interest rate swap is not designated as a hedging instrument for accounting purposes. Refer to Note 5 for additional detail.

Debt Maturities

Principal payments due on the outstanding debt in the next five fiscal years, excluding any potential payments based on excess cash flow levels, are as follows (in thousands):

Fiscal Year Ending		Term Loan
2025	$	3,250
2026		3,250
2027		3,250
2028		3,250
2029		275,063
	$	288,063

Guarantees

The obligations under the Credit Agreement are guaranteed by certain wholly owned subsidiaries (the "Guarantors") of the Company that are party to that certain security agreement, which was executed in connection with the Credit Agreement. The obligations under the Credit Agreement are secured by substantially all of the Guarantors' tangible and intangible assets, including their accounts receivables, equipment, intellectual property, inventory, cash and cash equivalents, deposit accounts, and security accounts. The Credit Agreement also restricts payments and other distributions unless certain conditions are met, which could restrict the Company's ability to pay dividends. The ownership chain between Latham Pool Products and the Company consists of a series of holding companies with no material assets, liabilities, or standalone operations other than indirect equity interests in Latham Pool Products.

10. COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,	
	2024	2023
Accrued sales rebates	$ 13,545	$ 10,170
Accrued product warranties	2,389	2,889
Accrued incentives	8,678	1,270
Accrued vacation	2,509	2,310
Accrued payroll	4,405	4,893
Accrued interest	4,153	2,955
Income taxes payable	—	1,682
Deferred revenue	3,794	3,787
Other accrued expenses	7,937	10,735
Total accrued expenses and other current liabilities	$ 47,410	$ 40,691

Allowance for Bad Debt

The allowance for bad debt consisted of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at the beginning of the year	$ 7,544	$ 3,161	$ 2,393
Bad debt expense	2,069	5,379	2,011
Write-offs, net of recoveries	(3,744)	(996)	(1,243)
Balance at the end of the year	$ 5,869	$ 7,544	$ 3,161

11. PRODUCT WARRANTIES

The warranty reserve activity consisted of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at the beginning of the fiscal year	$ 3,161	$ 3,990	$ 4,909
Adjustments to reserve	2,615	5,319	4,567
Less: Settlements made (in cash or in kind)	(3,129)	(6,148)	(5,486)
Balance at the end of the fiscal year	$ 2,647	$ 3,161	$ 3,990

12. LEASES

The Company leases vehicles, manufacturing facilities, office space, land, and equipment under operating leases. As of December 31, 2024, our operating leases substantially have remaining terms of one year to eleven years, some of which include options to extend and/or terminate the leases. The Company does not have material finance leases.

The components of lease expense for the years ended December 31, 2024 and 2023 were as follows (in thousands):

| | Year Ended | |
	December 31, 2024	December 31, 2023
Operating lease expense	$ 8,613	$ 9,350
Finance lease amortization of assets	848	679
Finance lease interest on lease liabilities	316	296
Short-term lease expense	433	319
Variable lease expense	562	1,180
Total lease expense	$ 10,772	$ 11,824

Operating and finance lease right of use assets and lease-related liabilities as of December 31, 2024 and 2023 were as follows (in thousands):

	December 31, 2024	December 31, 2023	Classification
Lease right-of-use assets:			
Operating leases	$ 28,259	$ 30,788	Operating lease right-of-use assets
Finance leases	3,261	3,912	Other assets
Total lease right-of-use assets	$ 31,520	$ 34,700	
Lease-related liabilities			
Current			
Operating leases	$ 7,176	$ 7,133	Current operating lease liabilities
Finance leases	779	746	Accrued expenses and other current liabilities
Non-current			
Operating leases	22,138	24,787	Non-current operating lease liabilities
Finance leases	2,678	3,285	Other long-term liabilities
Total lease liabilities	$ 32,771	$ 35,951	

The table below presents supplemental information related to leases as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (years)		
Finance leases	4.4	5.2
Operating leases	5.3	5.7
Weighted-average discount rate		
Finance leases	8.2 %	8.2 %
Operating leases	5.4 %	5.1 %

The table below presents supplemental information related to the cash flows for operating leases recorded on the consolidated statements of cash flows (in thousands):

| | Year Ended | |
	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 7,134	$ 7,551

The following table summarizes fiscal year maturities of operating lease liabilities as of the year ended December 31, 2024 (in thousands):

	Operating Leases	Finance Leases	Total
2025	$ 8,552	$ 1,032	$ 9,584
2026	7,024	936	7,960
2027	5,244	860	6,104
2028	3,818	848	4,666
2029	3,172	364	3,536
Thereafter	6,030	74	6,104
Total lease payments	33,840	4,114	37,954
Less: Interest	(4,526)	(657)	(5,183)
Present value of lease liability	$ 29,314	$ 3,457	$ 32,771

13. NET SALES

The following table sets forth the Company's disaggregation of net sales by product line (in thousands):

	Year Ended December 31,		
	2024	2023	2022
In-ground Swimming Pools	$ 259,214	$ 297,828	$ 385,467
Covers	131,335	140,949	158,449
Liners	117,971	127,715	151,820
	$ 508,520	$ 566,492	$ 695,736

14. INCOME TAXES

The Company is subject to United States federal, state, and local income taxes, as well as other foreign income taxes. The domestic and foreign components of its (loss) income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
(Loss) income before income taxes:			
Domestic	$ 559	$ (16,303)	$ 2,574
Foreign	(9,299)	6,243	11,147
Total	$ (8,740)	$ (10,060)	$ 13,721

Current and deferred income tax expense (benefit) is composed of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Current income tax expense:			
Domestic	$ 10,254	$ 1,225	$ 22,133
Foreign	544	788	1,084
Total current tax expense	10,798	2,013	23,217
Deferred income tax (benefit) expense:			
Domestic	(8,303)	(9,965)	(6,020)
Foreign	6,625	280	2,218
Total deferred tax (benefit)	(1,678)	(9,685)	(3,802)
Total income tax expense (benefit)	$ 9,120	$ (7,672)	$ 19,415

The reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows (% of Loss Before Income Taxes):

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal statutory tax rate	21.0 %	21.0 %	21.0 %
Foreign rate differential	5.7 %	(5.6)%	4.1 %
State income tax, net of federal benefit	(16.8)%	14.0 %	14.0 %
Uncertain tax positions	— %	101.7 %	2.1 %
Change in valuation allowance	(99.6)%	(30.9)%	— %
Transaction costs not deductible for tax	— %	— %	18.8 %
Other non-deductible expense	— %	(6.8)%	— %
Non-deductible stock compensation	(0.4)%	(24.1)%	67.3 %
Canadian branch income	10.1 %	1.3 %	8.8 %
Foreign tax restructuring	(16.0)%	21.3 %	— %
Other permanent items	(8.4)%	(15.7)%	5.4 %
	(104.4)%	76.2 %	141.5 %

The following table summarizes changes in the valuation allowance (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at January 1	$ 3,114	$ —	$ —
Additions	8,700	3,114	—
Deductions	(3,114)	—	—
Balance at December 31	$ 8,700	$ 3,114	$ —

As of December 31, 2024, after consideration of all evidence, both positive and negative, management concluded that it is not more likely than not that it would be able to realize all of its deferred tax assets of one of its foreign subsidiaries and that a valuation allowance of $8.7 million was necessary as of December 31, 2024. In the prior year, there was a valuation allowance for the Company's capital loss carryforward deferred tax asset which was reversed in the current year because the capital loss carryforward expired. It is reasonably possible that the Company's estimates of future taxable income may change within the next 12 months, resulting in a change to the valuation allowance in one or more jurisdictions.

The Inflation Reduction Act ("IRA") was passed into law on August 16, 2022. The key provisions from the IRA include the implementation of a 15% alternative book income minimum tax, an excise tax on stock buybacks, and significant tax incentives for energy and climate initiatives. The Company evaluated the key provisions under the IRA and concluded that the provisions are not applicable to Latham for year ended December 31, 2024.

The Organization for Economic Cooperation and Development introduced a framework to implement a global 15% minimum corporate tax ("Pillar Two"). The European Union issued a directive to its member states to enact the Pillar Two in their local laws effective after December 2023. A number of other countries have implemented similar legislation with effective dates for the year ended 2024. The Company has evaluated the impact of Pillar Two in the jurisdictions in which the Company operates and has determined no additional top up tax is required.

Deferred Income Taxes

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes, and the impact of available net operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

Deferred income tax assets and liabilities recorded on the consolidated balance sheets as of December 31, 2024 and 2023 consist of the following (in thousands):

| | December 31, | |
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 10,001	$ 6,715
Capital loss carryforwards	—	3,114
Inventories, net	3,082	3,234
Warranty reserve	469	595
Trade receivables	1,375	1,737
Profits interest units	3,437	2,581
Section 163(j)	4,902	2,345
Accrued expenses	350	509
Transaction costs	1,180	1,052
Future branch taxes	—	(1,691)
Operating lease liabilities	6,968	—
Other	2,276	2,082
Gross deferred tax assets	34,040	22,273
Valuation allowance	(8,700)	(3,114)
Total deferred tax asset	25,340	19,159
Less: Foreign deferred tax benefit	(729)	(7,485)
Total domestic deferred tax asset	24,611	11,674
Deferred tax liabilities:		
Intangible assets	(42,702)	(45,150)
Property and equipment, net	(6,056)	(5,656)
Prepaid expenses and other	(1,165)	(644)
Investments in partnerships	(318)	(312)
Operating lease right-of-use assets	(6,717)	—
Total deferred tax liabilities	(56,958)	(51,762)
Net deferred tax liabilities	$ (32,347)	$ (40,088)

ASC 740, *Income Taxes*, requires that the Company reduce its deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

During 2024, the Company filed an amended return to account for the tax treatment of leases and as a result has recorded a deferred tax asset for operating lease liabilities and a deferred tax liability for operating lease right-of-use assets as of December 31, 2024.

The Company reinvests earnings of foreign operations indefinitely and, accordingly, does not provide for income taxes that could result from the remittance of such earnings. The Company acknowledges that it would need to accrue and pay taxes should it decide to repatriate cash generated from earnings of its foreign subsidiaries that are considered indefinitely reinvested but expects that the potential tax liability would be insignificant.

Tax Uncertainties

As of December 31, 2023, the statute of limitations expired with respect to the Company's 2019 U.S. Federal income tax return for which the uncertain tax position liability had been recorded. As a result of the expiration of the statute of limitations, the Company released the uncertain tax position liability with a corresponding net tax benefit of $7.5 million (a gross tax benefit of $10.6 million from the liability release offset by tax expense of $3.1 million from establishing a valuation allowance on an associated deferred tax asset).

The Company is subject to income taxes in the U.S., certain states, and numerous foreign jurisdictions. While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than its accrued position. Accordingly, additional provisions on federal and foreign tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company files a federal consolidated tax return that includes all U.S. entities as well several combined/consolidated state tax returns and separate state tax returns. In addition, the Company files Canadian and Australian tax returns for its Canadian, Australian, and New Zealand entities. The Company is subject to the regular examination of our income tax returns by tax authorities. The Company does not have any federal audits in process. Examinations in material jurisdictions or changes in laws, rules, regulations, or interpretations by local taxing authorities could result in impacts to tax years open under statute or to foreign operating structures currently in place. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations or changes in laws, rules, regulations, or interpretations to determine the adequacy of our provision for taxes. It is possible the outcomes from these examinations will have a material adverse effect on our financial condition and operating results.

Tax years from the fiscal year ended December 31, 2021 through present are open for examination in the U.S. Tax years and tax periods ended December 31, 2020 through present are open for state examination. The Latham 2019 Illinois return is currently under examination by the state of Illinois. Tax years and tax periods from June 30, 2021 through present are currently open for examination in Canada. Tax years and tax periods from June 30, 2020 through present are currently open for examination in Australia. Tax years and tax periods from March 31, 2020 through present are currently open for examination in New Zealand.

The following is a reconciliation of the beginning and ending amount of uncertain tax positions (in thousands):

| | Year Ended December 31, | |
	2024	2023
Balance at the beginning of the year	$ —	$ 10,303
Gross amounts of increases and decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	—	379
Gross amounts of increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period	—	—
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	—	—
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	—	(10,682)
Balance at the end of the year	$ —	$ —

15.   COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment claims, personal injury claims, intellectual property claims, product liability claims, and warranty claimes. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position, results of operations, or cash flows. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

16. STOCK-BASED COMPENSATION

On April 12, 2021, the Company's stockholders approved the 2021 Omnibus Equity Incentive Plan (the "2021 Omnibus Equity Plan"), which became effective on April 22, 2021. The 2021 Omnibus Equity Plan provides for the issuance of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based and cash-based awards. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the 2021 Omnibus Equity Plan during any one fiscal year, together with any cash fees paid to such non-employee director during such fiscal year, is $750,000.

On May 2, 2023, at the 2023 annual meeting of stockholders the Company, the stockholders approved the first amendment (the "Equity Plan First Amendment") to the Latham Group, Inc. 2021 Omnibus Equity Plan, which was previously approved by the Board of the Company. The Equity Plan First Amendment became effective upon stockholder approval, and provides for (i) an increase by 8,000,000 shares of the share pool, i.e. the maximum number of shares of the Company's common stock that may be issued pursuant to awards granted under the 2021 Omnibus Equity Plan, (ii) a prohibition on recycling of shares withheld or remitted to pay taxes for all awards, (iii) a minimum vesting period of one year for all awards, with an exception for shares representing 5% of the share pool, and (iv) a prohibition on the transfer of stock options and stock appreciation rights for value or to third-party financial institutions without stockholder approval.

Except as amended by the Equity Plan First Amendment, the other terms of the 2021 Omnibus Equity Plan remain in full force and effect. Subsequent to the Equity Plan First Amendment, the maximum aggregate number of shares reserved for issuance under the 2021 Omnibus Equity Plan is 21,170,212 shares. The following table summarizes the Company's stock-based compensation expense (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Cost of sales	$ —	$ 81	$ 3,762
Selling, general, and administrative	7,392	18,723	46,872
	$ 7,392	$ 18,804	$ 50,634

The recognized income tax benefit related to stock-based compensation was $0.6 million, $0.5 million and $0.8 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 respectively. As of December 31, 2024, total unrecognized stock-based compensation expense related to all unvested stock-based awards was $9.7 million, which is expected to be recognized over a weighted-average period of 1.91 years.

The following table sets forth the significant assumptions used in the Black-Scholes option-pricing model on a weighted-average basis to determine the fair value of stock appreciation rights awards granted:

	Year Ended December 31, 2023
Risk-free interest rate	3.54 %
Expected volatility	40.34 %
Expected term (in years)	6.25
Expected dividend yield	0.00 %

No stock appreciation rights were awarded during the year ended December 31, 2024.

The following table sets forth the significant assumptions used in the Black-Scholes option-pricing model on a weighted-average basis to determine the fair value of option awards granted:

	Year Ended December 31, 2022
Risk-free interest rate	2.06 %
Expected volatility	39.68 %
Expected term (in years)	6.25
Expected dividend yield	0.00 %

No stock options were granted under this plan during the year ended December 31, 2024.

Restricted Stock Awards

The following table represents the Company's restricted stock awards activity during the year ended December 31, 2024:

	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2024	42,886	$ 19.00
Granted	—	—
Vested	(42,886)	19.00
Forfeited	—	—
Outstanding at December 31, 2024	—	$ —

Restricted Stock Units

The following table represents the Company's restricted stock units activity during the year ended December 31, 2024:

	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2024	2,235,479	$ 3.60
Granted	2,992,704	2.97
Vested	(762,510)	3.83
Forfeited	(264,914)	3.43
Outstanding at December 31, 2024	4,200,759	$ 3.12

Stock Options

The following table represents the Company's stock option activity during the year ended December 31, 2024:

	Shares		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contract Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2024	1,554,294	$	15.43			
Granted	—		—			
Exercised	—		—			
Forfeited	(61,384)		16.74			
Expired	(109,172)		17.62			
Outstanding at December 31, 2024	1,383,738	$	15.20	6.96	$	185
Vested and expected to vest at December 31, 2024	1,383,738	$	15.20	6.96	$	185
Options exercisable at December 31, 2024	806,218	$	15.74	6.87	$	92

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock.

No stock options were granted during the year ended December 31, 2024 or December 31, 2023.

Stock Appreciation Rights

During the quarter ended April 1, 2023, as a portion of the annual equity award grants to the Company's executive officers, the Compensation Committee of the Board approved stock appreciation rights for an aggregate of 790,181 shares of the Company's common stock, with a strike price of $3.24 per share (the "Contingent Grants"). At the time of such approval, the Company did not have enough shares of the Company's common stock in the share pool under the 2021 Omnibus Equity Plan to support such grant. As of April 1, 2023, the Contingent Grants remained subject to stockholder approval of the Equity Plan First Amendment. On May 2, 2023, following stockholder approval of the Equity Plan First Amendment, the foregoing stock appreciation right awards became effective without condition.

The following table represents the Company's stock appreciation rights activity during the year ended December 31, 2024:

	Shares		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contract Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2024	755,802	$	3.16			
Granted	—		—			
Exercised	(45,904)		3.24			
Forfeited	(49,342)		3.24			
Outstanding at December 31, 2024	660,556	$	3.15	8.37	$	2,518
Vested and expected to vest at December 31, 2024	660,556	$	3.15	8.37	$	2,518
Stock appreciation rights exercisable at December 31, 2024	130,708	$	3.12	8.39	$	501

The aggregate intrinsic value of stock appreciation rights is calculated as the difference between the strike price of the stock appreciation rights and the fair value of the Company's common stock for those stock appreciation rights that had strike prices lower than the fair value of the Company's common stock.

No stock appreciation rights were granted during the year ended December 31, 2024. The weighted average grant-date fair value of stock appreciation rights granted during the year ended December 31, 2023 was $1.08 per share.

Performance Stock Units

During the year ended December 31, 2024, the Compensation Committee of the Board approved the grant of performance stock units ("PSUs") as a portion of the annual equity award to the Company's executive officers.

The PSUs will be earned at 0% to 200% of the target PSUs (with 100% of PSUs being earned at target performance, and linear interpolation between threshold and target and maximum performance) based on the Company's achievement of Adjusted EBITDA, as defined in the award agreement, over a one-fiscal year performance period ending December 31, 2024. Any earned PSUs cliff vest on the third anniversary of the grant date. Adjusted EBITDA is considered a performance condition and the grant date fair value corresponds with management's expectation of the probable outcome of the performance condition as of the grant date. The grant date fair value is determined based on the fair market value of the Company's stock at market close on the grant date multiplied by the target number of shares subject to the award. The probability of achieving the performance criteria is assessed quarterly during the performance period. Compensation expense related to unvested PSUs is recognized ratably over the service period.

The following table represents the Company's PSU activity during the year ended December 31, 2024:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2024	—	$ —
Granted	443,100	2.91
Adjustment for performance achievement [1]	364,671	2.91
Forfeited	—	—
Outstanding at December 31, 2024	807,771	$ 2.91

    (1)   Represents the adjustment to previously granted PSUs based on the Company's performance as of December 31, 2024.

17. STOCKHOLDERS' EQUITY

Offering of Common Stock

On January 11, 2022, the Company completed an offering of 13,800,000 shares of common stock, par value $0.0001 per share, including the exercise in full by the underwriters of their option to purchase up to 1,800,000 additional shares of common stock, at a public offering price of $19.50 per share. The Company received proceeds of $257.7 million from this offering, net of $11.4 million of underwriting fees. The proceeds of $257.7 million were used to purchase 13,800,000 shares of common stock from certain of the Company's stockholders, primarily investment funds managed by Pamplona Capital Management (the "Sponsor") and Wynnchurch Capital, L.P., and also a small percentage of shares of common stock owned by some of the Company's directors and executive officers.

Repurchase Program

On May 10, 2022, the Board of the Company approved a stock repurchase program (the "Repurchase Program"), which authorizes the Company to repurchase up to $100 million of the Company's shares of common stock over the next three years. The Company may effect these repurchases in open market transactions, privately negotiated purchases, or other acquisitions. The Company is not obligated to repurchase any of its shares of its common stock under the Repurchase Program and the timing and amount of any repurchases will depend on market conditions, the Company's stock price, alternative uses of capital, the terms of the Company's debt instruments, and other factors.

During the year ended December 31, 2022, the Company repurchased and concurrently retired 4,483,620 shares of the Company's common stock for an aggregate amount of $23.0 million, pursuant to the Repurchase Program. All of the shares were repurchased under a Rule 10b5-1 trading plan. No shares were repurchased during the years ended December 31, 2024 or 2023. As of December 31, 2024, $77.0 million remained available under our Repurchase Program.

As of and December 31, 2024 and 2023, 115,764,839 and 114,828,896 shares of common stock were issued and outstanding for accounting purposes, respectively.

18. NET LOSS PER SHARE

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share data):

| | Year Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net loss attributable to common stockholders	$ (17,860)	$ (2,388)	$ (5,694)
Denominator:			
Weighted-average common shares outstanding			
Basic	115,434,828	112,899,586	113,245,421
Diluted	115,434,828	112,899,586	113,245,421
Net loss per share attributable to common stockholders:			
Basic	$ (0.15)	$ (0.02)	$ (0.05)
Diluted	$ (0.15)	$ (0.02)	$ (0.05)

The following table includes the number of shares that may be dilutive common shares in the future that were not included in the computation of diluted net loss per share because the effect was anti-dilutive:

| | Year Ended December 31, | | |
	2024	2023	2022
Restricted stock awards	10,722	697,822	1,904,037
Restricted stock units	22,275	188,548	202,622
Stock options	1,410,382	1,702,316	1,757,336
Stock appreciation rights	326,395	491,386	—
Performance stock units	20,781	—	—

19. RELATED PARTY TRANSACTIONS

Expense Reimbursement

The Company entered into a Stockholders' Agreement with the Sponsor and Wynnchurch Capital, L.P. on April 27, 2021. The Stockholders' Agreement requires the Company to reimburse the Sponsor and Wynnchurch Capital, L.P. the reasonable out-of-pocket costs and expenses in connection with monitoring and overseeing their investment in the Company.

The Company had less than $0.1 million in transactions with the Sponsor or Wynnchurch Capital, L.P. during the years ended December 31, 2024, 2023 and 2022.

20. SEGMENT REPORTING

The Company conducts business as one operating and reportable segment that designs, manufactures, and markets in-ground swimming pools, pool covers, and pool liners. The Company's Chief Executive Officer, who is the chief operating decision maker ("CODM"), reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources.

The Company reports consolidated net income (loss), as management believes that is the measure most consistent with the measurement principles in the Company's consolidated financial statements. Consolidated net income (loss) is used by the CODM predominantly in the annual budget and forecasting, including consideration of budget-to-actual variances when making decisions about the allocation of operating and capital resources.

Operations of the Company's single segment consisted of the following (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Net sales	$	508,520	$	566,492	$	695,736
Other cost of sales[1]		339,078		398,293		465,230
Other selling, general and administrative expense[2]		93,138		86,385		93,500
Depreciation		16,494		13,817		9,995
Amortization[3]		27,952		26,934		28,180
Stock-based compensation expense		7,392		18,804		50,634
Strategic initiative costs[4]		3,329		4,092		3,948
Acquisition and integration related costs[5]		2,348		911		326
Restructuring charges[6]		512		3,727		1,607
Interest expense, net		24,840		30,916		15,753
Odessa fire[7]		-		(2,600)		869
Other expense (income), net		6,237		(1,004)		1,301
Earnings from equity method investment		(4,060)		(3,723)		(4,230)
Income tax expense (benefit)		9,120		(7,672)		19,415
Loss on extinguishment of debt		-		-		3,465
Underwriting fees related to offering of common stock		-		-		11,437
Net loss	$	(17,860)	$	(2,388)	$	(5,694)

(1) Other cost of sales includes total cost of sales (as presented in the statements of operations) excluding depreciation, stock-based compensation, restructuring charges, and strategic initiative costs.

(2) Other selling, general and administrative expense includes total selling, general and administrative expense (as presented in the statements of operations) excluding depreciation, amortization, stock-based compensation, strategic initiative costs, acquisition and integration related costs, and Odessa fire costs.

(3) inclusive of finance lease amortization.

(4) Represents fees paid to external consultants and other expenses for our strategic initiatives

(5) Represents acquisition and integration costs as well as other costs related to potential transactions.

(6) Represents costs related to a cost reduction plan that includes severance and other costs for our executive management changes and additional costs related to our cost reduction plans, which include further actions to reduce our manufacturing overhead by reducing headcount in addition to facility shutdowns.

(7) Represents costs incurred and insurance recoveries related to a production facility fire in Odessa, Texas.

21. GEOGRAPHIC INFORMATION

Net sales by geography is based on the delivery address of the customer as specified in purchase order. Net sales by geographic area was as follows (in thousands):

	December 31,					
	2024		**2023**		**2022**	
Net sales						
United States	$	429,336	$	475,024	$	558,827
Canada		48,138		58,443		91,579
Australia		21,455		22,534		25,827
New Zealand		5,721		6,030		9,346
Other		3,870		4,461		10,157
Total	$	508,520	$	566,492	$	695,736

Our long-lived assets by geographic area, which consist of property and equipment, net were as follows (in thousands):

	December 31,			
	2024		**2023**	
Long-lived assets				
United States	$	72,827	$	68,148
Canada		34,882		39,469
Australia		4,018		3,980
New Zealand		1,121		1,417
Total	$	112,848	$	113,014

22. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

Latham Group, Inc.
(Parent Company Only)
Condensed Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2024	2023
Assets		
Investment in subsidiary	$ 387,222	$ 399,200
Total assets	$ 387,222	$ 399,200
Liabilities and Stockholders' Equity		
Total liabilities	$ —	$ —
Stockholders' Equity		
Preferred stock, $0.0001 par value; 100,000,000 shares authorized as of both December 31, 2024 and December 31, 2023; no shares issued and outstanding as of both December 31, 2024 and December 31, 2023	—	—
Common stock, $0.0001 par value; 900,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 115,764,839 and 114,871,782 shares issued and outstanding, as of December 31, 2024 and December 31, 2023, respectively	12	11
Additional paid-in capital	467,076	459,684
Accumulated deficit	(74,816)	(56,956)
Accumulated other comprehensive loss	(5,050)	(3,539)
Total stockholders' equity	387,222	399,200
Total liabilities and stockholders' equity	$ 387,222	$ 399,200

The accompanying notes are an integral part of these condensed financial statements.

Latham Group, Inc.
(Parent Company Only)
Condensed Statements of Operations
(in thousands, except share and per share data)

| | Year Ended December 31, | | |
	2024	2023	2022
Equity in net loss of subsidiary	$ (17,860)	$ (2,388)	$ (5,694)
Net loss attributable to common stockholders	$ (17,860)	$ (2,388)	$ (5,694)
Net loss per share			
Net loss per share attributable to common stockholders – basic and diluted			
Basic	$ (0.15)	$ (0.02)	$ (0.05)
Diluted	$ (0.15)	$ (0.02)	$ (0.05)
Weighted-average common shares outstanding – basic and diluted			
Basic	115,434,828	112,899,586	113,245,421
Diluted	115,434,828	112,899,586	113,245,421

The accompanying notes are an integral part of these condensed financial statements.

Latham Group, Inc.
(Parent Company Only)
Condensed Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,					
		2024		2023		2022
Net loss	$	(17,860)	$	(2,388)	$	(5,694)
Equity in other comprehensive loss of subsidiary		(1,511)		(6)		(3,903)
Comprehensive loss	$	(19,371)	$	(2,394)	$	(9,597)

The accompanying notes are an integral part of these condensed financial statements.

Latham Group, Inc.
(Parent Company Only)
Condensed Statement of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	$ (17,860)	$ (2,388)	$ (5,694)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Equity in net loss of subsidiary	17,860	2,388	5,694
Net cash provided by operating activities	—	—	—
Cash flows from investing activities:			
Distribution from subsidiary	—	—	23,038
Net cash provided by investing activities	—	—	23,038
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	—	257,663
Repurchase and retirement of common stock	—	—	(280,701)
Net cash used in financing activities	—	—	(23,038)
Net increase in cash	—	—	—
Cash at beginning of period	—	—	—
Cash at end of period	$ —	$ —	$ —

The accompanying notes are an integral part of these condensed financial statements.

Notes to Condensed Financial Statements of Registrant (Parent Company Only)

1.   Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X. Latham Group, Inc. has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. Under the terms of the Credit Agreement entered into by the Latham Pool Products, a wholly owned subsidiary of LIMC, which itself is a wholly owned subsidiary of Latham Group, Inc., Latham Pool Products is restricted from making dividend payments, loans or advances to Latham Group, Inc., unless certain conditions are met. As of December 31, 2024 and 2023, substantially all of the consolidated net assets of Latham Pool Products are considered restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X.

Latham Group, Inc. is able to transfer assets from Latham Pool Products in order to pay certain tax liabilities.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the condensed financial statements, with the only exception being that the parent company accounts for its subsidiary using the equity method.

2.   Common Stock

During the year ended December 31, 2022, the Company repurchased and concurrently retired 4,483,620 shares of the Company's common stock for an aggregate amount of $23.0 million, pursuant to the Repurchase Program.

On January 11, 2022, the Company completed an offering of 13,800,000 shares of common stock, par value $0.0001 per share, including the exercise in full by the underwriters of their option to purchase up to 1,800,000 additional shares of common stock, at a public offering price of $19.50 per share. The Company received proceeds of $257.7 million from this offering, net of $11.4 million of underwriting fees. The proceeds of $257.7 million were used to purchase 13,800,000 shares of common stock from certain of the Company's stockholders, primarily investment funds managed by the Sponsor and Wynnchurch Capital, L.P., and also a small percentage of shares of common stock owned by some of the Company's directors and executive officers.

On April 27, 2021, the Company completed its initial public offering (the "IPO"), pursuant to which it issued and sold 23,000,000 shares of common stock, inclusive of 3,000,000 shares sold by the Company pursuant to the full exercise of the underwriters' option to purchase additional shares. The aggregate net proceeds received by the Company from the IPO were $399.3 million, after deducting underwriting discounts and commissions and other offering costs.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in "Internal Control-Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

This Annual Report does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting following an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

Starting in the second quarter of 2024, as part of a multi-year implementation of a new enterprise resource planning ("ERP") system, the Company began utilizing certain aspects of the new ERP system. Eventually, this ERP system will replace the existing core financial systems. The ERP system is designed to accurately maintain the Company's financial records, enhance the flow of financial information, improve data management and provide timely information to its management team. The Company does not believe the changes implemented to date represent a material change in internal control over financial reporting.

There were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of a control system must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements related to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Item 9B. Other Information

Rule 10b5-1 Plans

During the three months ended December 31, 2024, none of the Company's directors or Section 16 officers adopted or terminated (i) any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or (ii) any non-Rule 10b5-1 trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is set forth under the following captions in our definitive proxy statement to be filed in connection with our 2025 Annual Meeting of Stockholders (the "Proxy Statement"), all of which is incorporated herein by reference: "Proposal One: Election of Class I Directors," "Board of Directors and Corporate Governance – Class II Directors—Term Expiring at the 2026 Annual Meeting," "Board of Directors and Corporate Governance – Class III Directors—Term Expiring at the 2027 Annual Meeting," "Board of Directors and Corporate Governance – Board Committee," "Board of Directors and Corporate Governance – Board Committees – Audit Committee," "Board of Directors and Corporate Governance – Key Governance Policies – Code of Business Conduct and Ethics," "Executive Officers" and "Delinquent Section 16(a) Reports," and "Board of Directors and Corporate Governance – Key Governance Policies – Securities Trading Policy; Prohibition on Hedging and Pledging of Company Securities."

Item 11. Executive Compensation

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Director Compensation," "Named Executive Officer Compensation" and "Named Executive Officer Compensation Tables."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Board of Directors and Corporate Governance – Director Independence" and "Certain Relationships and Related Party Transactions."

Item 14. Principal Accounting Fees and Services

The information required by this item is set forth under the following caption in our Proxy Statement, which is incorporated herein by reference: "Other Audit Committee Matters."

Part IV

Item 15. Exhibits and Financial Statement Schedules

    (a) The following documents are filed as a part of this report:

        1) *Financial Statements.* The Company's financial statements are included in Part II, Item 8, Financial Statements and Supplementary Data.

        2) *Financial Statements Schedules.* All schedules are omitted since they are not applicable, not required, or the information required to be set forth therein is included under Part II, Item 8, Financial Statements and Supplementary Data.

        3) *Exhibits.* The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1#	Merger Agreement by and between Latham Group, Inc. and Latham Investment Holdings, L.P. (incorporated by reference to Exhibit 2.1 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on June 3, 2021 (File No. 001-40358))
3.1	Amended and Restated Certificate of Incorporation of Latham Group, Inc. (incorporated by reference to Exhibit 3.1 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on June 3, 2021 (File No. 001-40358))
3.2	Amended and Restated Bylaws of Latham Group, Inc. (incorporated by reference to Exhibit 3.2 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on June 3, 2021 (File No. 001-40358))
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to Latham Group, Inc.'s Annual Report on Form 10-K filed with the SEC on March 10, 2022 (File No. 001-40358))
10.1#	Credit and Guaranty Agreement, dated as of February 23, 2022, among Latham Pool Products, Inc., Latham International Manufacturing Corp., the other guarantors party thereto, the lenders and letter of credit issuers party thereto and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 to Latham Group, Inc.'s Current Report on Form 8-K filed with the SEC on February 23, 2022 (File No. 001-40358))
10.2	Stockholders Agreement by and among Latham Group, Inc. and the stockholders party thereto, dated as of April 27, 2021 (incorporated by reference to Exhibit 10.1 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021 (File No. 001-40358))
10.3	Registration Rights Agreement by and among Latham Group, Inc. and the stockholders party thereto, dated as of April 27, 2021 (incorporated by reference to Exhibit 10.2 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021 (File No. 001-40358)))
10.4	Form of Indemnification Agreement by and among the Latham Group, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021 (File No. 001-40358))
10.5†	Offer Letter, by and between Oliver C. Gloe and Latham Pool Products, Inc., dated October 20, 2023 (incorporated by reference to Exhibit 10.2 to Latham Group, Inc.'s Current Report on Form 8-K filed with the SEC on October 24, 2023 (File No. 001- 40358))

Exhibit Number	Exhibit Description
10.6†	Form of Amendment to Employment Agreement (Specified Executive Officers) (incorporated by reference to Exhibit 10.1 to Latham Group, Inc.'s Current Report on Form 8-K filed with the SEC on July 25, 2023 (File No. 001-40358))
10.7†	Form of Offer Letter (Specified Executive Officers) (incorporated by reference to Exhibit 10.2 to Latham Group, Inc.'s Current Report on Form 8-K filed with the SEC on July 25, 2023 (File No. 001-40358))
10.8†	Latham Pool Products, Inc. Officer Severance Plan (incorporated by reference to Exhibit 10.3 to Latham Group, Inc.'s Current Report on Form 8-K filed on July 25, 2023 with the SEC (File No. 001-40358))
10.9†	Latham Group, Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021 (File No. 001-40358))
10.10†	First Amendment to the Latham Group, Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10 to Latham Group, Inc.'s Current Report on Form 8-K filed with the SEC on May 4, 2023 (File No. 001-40358))
10.11†	Form of Nonqualified Option Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021 (File No. 001-40358))
10.12†	Form of Restricted Stock Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021 (File No. 001-40358))
10.13†	Form of Restricted Stock Unit Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021 (File No. 001-40358))
10.14†	Form of Restricted Stock Unit Award Agreement under the 2021 Omnibus Equity Incentive Plan dated March 2023 (incorporated by reference to Exhibit 10.14 to Latham Group, Inc.'s Annual Report on Form 10-K filed with the SEC on March 7, 2023 (File No. 001-40358))
10.15†	Form of Stock Appreciation Right Award Agreement under the 2021 Omnibus Equity Incentive Plan dated March 2023 (incorporated by reference to Exhibit 10.15 to Latham Group, Inc.'s Annual Report on Form 10-K filed with the SEC on March 7, 2023 (File No. 001-40358))
10.16†	Form of Performance Stock Unit Award Agreement under the 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Latham Group, Inc.'s Annual Report on Form 10-K filed with the SEC on March 13, 2024 (File No. 001-40358))
10.17†	Latham Group, Inc. Amended and Restated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.16 to Latham Group, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 (File No. 001-40358))
10.18†	Form of Latham Group, Inc. Management Incentive Bonus Plan (incorporated by reference to Exhibit 10.17 to Latham Group, Inc.'s Annual Report on Form 10-K filed with the SEC on March 7, 2023 (File No. 001-40358))
19*	Securities Trading Policy
21.1*	Subsidiaries of the registrant
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm
31.1*	Certification of CEO, pursuant to SEC Rule 13a-14(a) and 15d-14(a)
31.2*	Certification of CFO, pursuant to SEC Rule 13a-14(a) and 15d-14(a)

Exhibit Number	Exhibit Description
32.1**	Certification by the CEO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by the CFO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Latham Group, Inc.'s Annual Report on Form 10-K filed with the SEC on March 13, 2024 (File No. 001-40358))
101.INS*	iXBRL Instance Document
101.SCH*	iXBRL Taxonomy Extension Schema Document
101.CAL*	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	iXBRL Taxonomy Extension Label Linkbase Document
101.PRE*	iXBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File (embedded within the iXBRL document and contained in Exhibit 101)

Certain of the exhibits or portions of exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. We agree to furnish a copy of all omitted exhibits and schedules to the SEC upon request.
† Indicates management contract or compensatory plan.
* Filed herewith.
** Furnished herewith.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   March 5, 2025

LATHAM GROUP, INC.

/s/ Scott Rajeski
Scott Rajeski
Chief Executive Officer and President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Scott M. Rajeski Scott M. Rajeski	Chief Executive Officer and President; Director (Principal Executive Officer)	March 5, 2025
/s/ Oliver C. Gloe Oliver C. Gloe	Chief Financial Officer (Principal Financial Officer)	March 5, 2025
/s/ Suraj Kunchala Suraj Kunchala	Vice President and Controller (Principal Accounting Officer)	March 5, 2025
/s/ James E. Cline James E. Cline	Chairman of the Board	March 5, 2025
/s/ Brian Pratt Brian Pratt	Director	March 5, 2025
/s/ DeLu Jackson DeLu Jackson	Director	March 5, 2025
/s/ Frank J. Dellaquila Frank J. Dellaquila	Director	March 5, 2025
/s/ Mark P. Laven Mark P. Laven	Director	March 5, 2025
/s/ Suzan Morno-Wade Suzan Morno-Wade	Director	March 5, 2025
/s/ William M. Pruellage William M. Pruellage	Director	March 5, 2025

Corporate Address

LATHAM GROUP, INC.
787 Watervliet Shaker Road
Latham, NY 12210

Transfer Agent and Registrar

For assistance on matters such as lost shares or name changes on shares, please contact:
Computershare
150 Royall St.
Canton, MA 02021
United States of America
https://www.computershare.com/us

Corporate Counsel

Honigman LLP
2290 First National Building
660 Woodward Avenue
Detroit, MI 48226-3506

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Hartford, CT 06103

Stock Market Listing

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SWIM.”

Annual Meeting

You are cordially invited to attend the 2025 Annual Meeting of Stockholders to be held on Thursday, May 1, 2025, 8:00 a.m. Eastern Daylight Time at The Adelphi Hotel, 365 Broadway, Saratoga Springs, NY 12866 (the “Annual Meeting”). Information regarding how to attend will be included in the proxy materials for the Annual Meeting. All stockholders of record as of the close of business on March 5, 2025 will be sent a formal notice of the meeting and proxy materials.

Investor Relations

ADVISIRY Partners Group, LLC
lathamir@advisiry.com
501 Madison Avenue, Floor 12A,
New York, NY 10022
https://ir.lathampool.com

